As filed with the Securities and Exchange Commission on October 5, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NightHawk Radiology Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8090	87-0722777
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

250 Northwest Boulevard, Suite 202

Coeur d’Alene, Idaho 83814

(208) 676-8321

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul E. Berger, M.D.

President and Chief Executive Officer

NightHawk Radiology Holdings, Inc.

250 Northwest Boulevard, Suite 202

Coeur d’Alene, Idaho 83814

(208) 676-8321

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick J. Schultheis, Esq. Mark J. Handfelt, Esq. Mark A. Callon, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, Washington 98104 (206) 883-2500	Paul E. Cartee, Esq. Vice President and General Counsel NightHawk Radiology Holdings, Inc. 250 Northwest Boulevard, Suite 202 Coeur d’Alene, Idaho 83814 (208) 676-8321	Bruce K. Dallas, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$86,250,000	$10,151.63

(1)	Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued October 5, 2005

            Shares

COMMON STOCK

NightHawk Radiology Holdings, Inc. is offering                      shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “NHWK.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to NightHawk
Per Share	$	$	$
Total	$	$	$

The selling stockholders have granted the underwriters the right to purchase up to an additional                      shares of common stock to cover over-allotments. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2005.

MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC

PIPER JAFFRAY

SG COWEN & CO.

MONTGOMERY & CO., LLC

                    , 2005

You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until                     , 2005 (25 days after the commencement of this offering), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

NIGHTHAWK RADIOLOGY HOLDINGS, INC.

Our Business

We are the leading provider of nighttime and weekend, or off-hours, emergency radiology services to radiology groups and hospitals across the United States. Our team of American Board of Radiology-certified, U.S. state-licensed and hospital-privileged radiologists uses our proprietary workflow technology to provide radiological interpretations, or reads, remotely to our customers in the United States primarily from our centralized reading facilities located in Sydney, Australia and Zurich, Switzerland. By locating our affiliated radiologists in Australia and Switzerland, we can provide off-hours reads in the United States during our radiologists’ local daylight hours. The reads that we currently provide to our customers primarily consist of preliminary diagnoses of emergency trauma and non-traumatic emergency conditions.

As of June 30, 2005, our affiliated radiologists provided services to 347 customers serving 693 hospitals, or approximately 12% of all hospitals in the United States. Most of these customers do not currently contract for all of the hours of coverage that we are able to provide. Since our first full year of operations, we have experienced significant revenue growth, from $4.7 million in 2002 to $16.2 million in 2003 and to $39.3 million in 2004.

The U.S. healthcare market is experiencing a substantial increase in the development and use of diagnostic imaging technologies and procedures. From 1993 to 2003, the volume of diagnostic radiology procedures increased at an average annual rate of 3.2%. From 2000 to 2003, computed tomography procedures, which currently comprise approximately 89% of the reads performed by our affiliated radiologists, increased at an average annual rate of 14.0%. In contrast, the number of radiologists is only increasing by approximately 1.5% annually. In addition, U.S. hospitals generally require their contracted radiology groups to provide services 24-hours per day, seven days a week. As a consequence, radiologists have experienced, and we believe will continue to experience, increased workloads and increased demands to provide reads during off-hours periods.

For radiology groups, providing off-hours reads often results in the allocation of scarce physician resources to periods during which the volume of diagnostic imaging procedures for any one radiology group is typically low, resulting in operating inefficiencies and related costs. In addition, requirements to provide off-hours reads often limit the growth of radiology groups because of the difficulty of recruiting new radiologists into radiology groups that have off-hours coverage commitments. These radiology groups, which provide substantially all emergency radiology services in the United States, comprise the principal market for our services. By reducing the burdens associated with providing off-hours reads, we believe that we can improve the efficiency and productivity of radiology groups by enabling them to allocate their scarce physician resources to regular business hours, which typically are periods of higher demand. We also believe that our services enable radiology groups to recruit and retain radiologists more effectively, which permits them to pursue additional growth opportunities.

For individual radiologists, providing off-hours reads often results in a significant quality-of-life burden. During an on-call period, a radiologist may be required to perform reads several times during a night, often waking the radiologist or otherwise disrupting the radiologist’s evening. By providing off-hours reads on behalf of radiologists, we believe that our service improves their quality of life.

We currently bill our customers directly for our services, and, as a result, we are not currently dependent on payment by third-party payors or patients. Also, because third-party payors and patients pay only for the final, or primary, reads performed by our radiology group customers and not the preliminary reads that we provide, our services do not result in any incremental costs to third-party payors or patients.

We provide services to our customers typically pursuant to one-year service contracts. Our customer contracts provide for service fees that vary by customer based on a number of factors, including hours of coverage, volume of reads and technical and administrative services provided. Since our inception, more than 97% of our contracts up for renewal have been renewed.

As of June 30, 2005, we had 30 affiliated radiologists who were providing services for us, and an additional 12 radiologists who had entered into contracts with us but had not yet begun to provide services. Our affiliated radiologists are independent contractors, and we typically enter into two- or three-year professional services contracts with them.

Our Solution

We currently provide off-hours emergency radiology services to our radiology group and hospital customers across the United States from 5:00 p.m. to 8:00 a.m., U.S. local time, on weekdays and 24-hours per day during weekends and holidays primarily from our centralized reading facilities located in Australia and Switzerland.

We believe that our solution offers the following benefits to our radiology group customers and the hospitals and patients that they serve:

•	improved efficiency,

•	enhanced quality of patient care,

•	enhanced ability to recruit and retain radiologists,

•	highly-qualified radiologists providing services,

•	efficient delivery of services, and

•	no additional cost to patient and third-party payors.

We believe that our business model has resulted in a market-leading position within our industry and several associated benefits for our business, including:

•	first-mover advantage,

•	strong customer retention,

•	enhanced ability to recruit and retain radiologists,

•	capital-efficient scalability, and

•	licensing and privileging expertise.

Our Strategy

Our objective is to expand on our position as the leading provider of off-hours emergency radiology services to radiology groups across the United States. We intend to capitalize on our strong customer relationships, scalable business model and team of affiliated radiologists to provide high-quality services to our radiology group customers so that they are better able to efficiently manage and expand their practices. Key elements of our strategy include:

•	target new customers and territories with expanded sales and marketing efforts,

•	expand our customers’ utilization of our current service hours,

•	extend our service offering to provide greater hours of coverage and provide primary as well as preliminary reads,

•	pursue strategic acquisitions, and

•	develop a market for our proprietary software technology.

Corporate Information

Nighthawk Radiology Services, LLC, which is a wholly-owned subsidiary of NightHawk Radiology Holdings, Inc., was founded in Coeur d’Alene, Idaho in 2001 as an Idaho limited liability company and is currently the entity through which we conduct our operations. In March 2004, NightHawk Radiology Holdings, Inc., was formed to facilitate a recapitalization of Nighthawk Radiology Services, LLC. Our principal executive offices are located at 250 Northwest Boulevard, Suite 202, Coeur d’Alene, Idaho 83814, and our telephone number is (208) 676-8321. Our website address is www.nighthawkrad.net. The information on our website is not part of this prospectus.

Except where the context requires otherwise, in this prospectus the “Company,” “NightHawk,” “NightHawk Radiology,” “we,” “us” and “our” refer to NightHawk Radiology Holdings, Inc., a Delaware corporation, and, where appropriate, its subsidiaries. NightHawk Radiology, Nighthawk Radiology Services and NightHawk Radiology Holdings are unregistered trademarks of NightHawk Radiology in the United States and other countries. This prospectus also includes other trademarks of NightHawk Radiology and other persons.

THE OFFERING

Shares of common stock offered	shares

Shares of common stock to be outstanding after this offering	shares

Use of proceeds

We plan to use the net proceeds of the offering to repay approximately $32 million of outstanding indebtedness and for general corporate purposes, including for further development and expansion of our service offerings as well as for possible acquisitions of complementary businesses, technologies or other assets. If the underwriters’ over-allotment option is exercised, we will not receive any of the proceeds of the sale of shares by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	NHWK

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding at June 30, 2005, and excludes:

•	1,868,094 shares of common stock issuable upon the exercise of options outstanding at June 30, 2005, at a weighted average exercise price of $1.85 per share,

•	119,440 shares of common stock issuable upon the exercise of options granted after June 30, 2005, at an exercise price of $7.00 per share,

•	92,722 shares of common stock reserved for future issuance under our 2004 Stock Plan,

•	2,000,000 shares of common stock reserved for future issuance under our 2005 Equity Incentive Plan, and

•	394,090 shares of common stock issued on September 30, 2005 in connection with our acquisition of American Teleradiology Nighthawks, Inc., or ATN, and the additional shares of common stock that may be issued based upon the future financial performance of the ATN businesses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisition.”

Unless otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our redeemable preferred stock into 8,125,000 shares of common stock effective upon the completion of this offering; and

•	no exercise by the underwriters of their right to purchase up to shares of common stock from the selling stockholders to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize historical, pro forma and non-GAAP adjusted consolidated financial data and certain operating data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and our pro forma financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2004 and 2005 and the consolidated balance sheet data as of June 30, 2005 set forth below are derived from our unaudited historical consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of results for these periods. The consolidated statement of operations data for the fiscal years ended December 31, 2002, 2003, and 2004 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods. The pro forma combined financial data gives effect to our acquisitions of DayHawk Radiology Services, LLC and American Teleradiology Nighthawks, Inc. as if the acquisitions occurred on January 1, 2004. The non-GAAP adjusted consolidated financial data gives effect to these acquisitions and excludes the non-cash charges associated with the change in fair value of the redeemable preferred stock conversion feature and the accretion of our redeemable preferred stock. We believe that this non-GAAP data is useful to investors because these non-cash charges will terminate as a result of the conversion of our redeemable preferred stock into common stock upon the completion of this offering.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	Pro forma 2004 (1)	Non-GAAP adjusted 2004 (2)	2004	2005	Pro forma 2005 (1)	Non-GAAP adjusted 2005 (2)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Service revenue	$4,666	$16,216	$39,283	$42,969	$42,969	$16,701	$28,444	$30,096	$30,096
Operating costs and expenses (3)	3,625	11,456	27,569	31,481	31,481	11,498	21,667	23,184	23,184

Operating income (loss)	1,041	4,760	11,714	11,488	11,488	5,203	6,777	6,912	6,912
Other income (expense):
Interest expense	(40)	(7)	(881)	(881)	(881)	(302)	(461)	(461)	(461)
Interest income	—	4	41	41	41	8	32	32	32
Other, net	(3)	28	(29)	(29)	(29)	(35)	(48)	(47)	(47)
Change in fair value of redeemable preferred stock conversion feature	—	—	(3,857)	(3,857)	—	(1,277)	(11,372)	(11,372)	—

Total other income (expense)	(43)	25	(4,726)	(4,726)	(869)	(1,606)	(11,849)	(11,848)	(476)

Income (loss) before income taxes	998	4,785	6,988	6,762	10,619	3,597	(5,072)	(4,936)	6,436
Income tax expense	—	—	3,663	3,532	3,532	1,358	2,464	2,517	2,517

Net income (loss)	998	4,785	3,325	3,230	7,087	2,239	(7,536)	(7,453)	3,919
Redeemable preferred stock accretion	—	—	(765)	(765)	—	(250)	(521)	(521)	—

Net income (loss) applicable to common stockholders	$998	$4,785	$2,560	$2,465	$7,087	$1,989	$(8,057)	$(7,974)	$3,919

Earnings (loss) per common share:
Basic	$.02	$.08	$.08	$.08	$.18	$.05	$(.37)	$(.35)	$.13
Diluted	$.02	$.08	$.08	$.08	$.18	$.05	$(.37)	$(.35)	$.13
Weighted averages of common shares outstanding (4):
Basic	62,165	62,165	30,246	31,231	39,356	39,474	21,493	22,478	30,603
Diluted	62,165	62,165	30,246	31,231	39,356	39,474	21,493	22,478	30,896

	As of December 31,			As of June 30,
	2002	2003	2004	2004	2005
Selected Operating Data:
Affiliated radiologists providing services	8	14	27	20	30
Radiology group customers	46	149	253	205	297
Hospital customers	5	16	38	26	50
Total customers	51	165	291	231	347
Hospitals served	107	313	572	469	693

	As of June 30, 2005
	Actual	Pro Forma (5)	Pro Forma As Adjusted (6)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,038	$6,299
Working capital (7)	8,759	9,107
Total current assets	17,153	17,876
Total long-term debt (including current portion)	11,250	31,250
Total liabilities	33,558	38,365
Total stockholders’ equity (deficit)	(31,067)	(4,414)

(1)	Reflects our acquisitions of DayHawk Radiology Services, LLC and American Teleradiology Nighthawks, Inc.

(2)	Reflects (i) our acquisitions of DayHawk Radiology Services, LLC and American Teleradiology Nighthawks, Inc. and (ii) the conversion of all outstanding shares of our redeemable preferred stock into common stock upon the completion of the offering, resulting in the termination of the redeemable preferred stock conversion feature and the accretion of our redeemable preferred stock.

(3)	Includes the non-cash stock-based compensation charges set forth in the following table (which amounts include a non-recurring, non-cash professional services charge of approximately $1.5 million in 2004 associated with the issuance of shares of our common stock to one of our affiliated radiologists and a non-recurring, non-cash sales, general and administrative charge of approximately $2.9 million in the six months ended June 30, 2005 associated with the full acceleration of shares of common stock held by a member of our board of directors).

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Professional services
Non-cash stock-based compensation	$262,765	$653,050	$1,544,781	$513,589	$241,388
Sales, general and administrative
Non-cash stock-based compensation	—	—	144,822	7,542	3,030,504

Total non-cash stock-based compensation	$262,765	$653,050	$1,689,603	$521,131	$3,271,892

(4)	The weighted average shares of common stock outstanding for the years ended December 31, 2002, 2003 and 2004 are based on the assumed conversion of LLC units into common stock at the beginning of 2002 based on the conversion ratio from the recapitalization transaction.

(5)	Reflects (i) our acquisition of American Teleradiology Nighthawks, Inc., (ii) special distributions to our stockholders of $13 million in September 2005 and of $7 million immediately prior to this offering, (iii) the conversion of all outstanding shares of our redeemable preferred stock into shares of common stock upon the completion of this offering, resulting in the termination of the redeemable preferred stock conversion feature and the accretion of our redeemable preferred stock and (iv) the termination of the redemption rights associated with 2,089,286 shares of our common stock upon the completion of this offering.

(6)	Reflects (i) the pro forma adjustments described in footnote (4) above, (ii) the receipt of net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds” and “Capitalization,” and (iii) the application of $32 million of the net proceeds from this offering to repay all outstanding indebtedness under our term loan facility, including amounts we intend to borrow immediately prior to this offering to effect a $7 million special distribution to our stockholders as described in footnote (4) above.

(7)	Defined as current assets minus current liabilities.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently deem immaterial. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business and Industry

We have a short operating history in an emerging market, which makes it difficult to evaluate our business and prospects.

We have a short operating history in an emerging market. As a result, our current business and future prospects are difficult to evaluate. You must consider our business and prospects in light of the risks and difficulties we encounter as an early-stage company in a rapidly evolving market. Some of these risks relate to our potential inability to:

•	effectively manage our business and technology,

•	recruit and retain radiologists and other key personnel,

•	acquire additional customers,

•	successfully provide high levels of service quality as we expand the scale of our business,

•	manage rapid growth in personnel and operations,

•	effectively manage our medical liability risk,

•	develop new services that complement our existing business, and

•	successfully address the other risks described throughout this prospectus.

We may not be able to successfully address these risks. Failure to adequately do so would harm our business and cause our operating results to suffer.

Our growth strategy depends on our ability to recruit and retain qualified radiologists and other skilled personnel. If we are unable to do so, our future growth would be limited and our business and operating results would be harmed.

Our success is dependent upon our continuing ability to recruit and retain qualified radiologists to work at our reading facilities located in Australia and Switzerland. An inability to recruit and retain radiologists would have a material adverse effect on our ability to grow and would adversely affect our results of operations. We face competition for radiologists from other healthcare providers, including radiology groups, research and academic institutions, government entities and other organizations. In addition, our affiliated radiologists are typically U.S. citizens who must obtain visas to work in Australia or Switzerland. We have worked with the government of Australia to establish a visa program and have assisted our affiliated radiologists in the visa application process with the government of Switzerland, and to date all of our professionals have successfully obtained work visas in a timely manner. However, any future inability to obtain or difficulty in obtaining work visas for our affiliated radiologists, due to changing immigration regulations or otherwise, would jeopardize our business and harm our results.

In addition to recruiting radiologists for our facilities in Australia and Switzerland, we must identify, recruit and retain skilled executive, technical, administrative, sales, marketing and operations personnel to our headquarters in Coeur d’Alene, Idaho. Competition for highly qualified and experienced personnel is intense due to the limited number of people available with the necessary skills. In addition, Coeur d’Alene has a relatively small pool of potential employees with the skills that we require, and is a small city in a relatively rural part of the country, making it difficult for us to recruit employees from larger metropolitan areas of the country. Failure to attract and retain the necessary personnel would inhibit our growth and harm our business.

The market in which we participate is competitive and we expect competition to increase in the future, which will make it more difficult for us to sell our services and may result in pricing pressure, reduced revenue and reduced market share.

The market for off-hours emergency radiology services is competitive and rapidly changing, barriers to entry are relatively low, and with the introduction of new technologies and market entrants, we expect competition to intensify in the future. If we fail to compete effectively, our operating results will be harmed. Some of our principal competitors offer their services at a lower price, which has resulted and will continue to result in pricing pressure. If we are unable to maintain our current pricing, our operating results could be negatively impacted. In addition, pricing pressures and increased competition could result in reduced revenue, reduced profits or the failure of our service to achieve or maintain more widespread market acceptance, any of which could harm our business.

In addition, if one or more of our competitors were to merge or partner with another of our competitors, or if companies larger than we are enter the market through internal expansion or acquisition of one of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. These competitors could have established customer relationships and greater financial, technical, sales, marketing and other resources than we do, and could be able to respond more quickly to new or emerging technologies or devote greater resources to the development, promotion and sale of their services. This competition could harm our ability to sell our services, which may lead to lower prices, reduced revenue and, ultimately, reduced market share.

If our arrangements with our affiliated radiologists or our customers are found to violate state laws prohibiting the corporate practice of medicine or fee splitting, our business, financial condition and our ability to operate in those states could be adversely impacted.

The laws of many states, including states in which our customers are located, prohibit us from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. We enter into independent contractor relationships with our affiliated radiologists pursuant to which the radiologists render professional medical services. In addition, we enter into service agreements with our customers to provide professional radiology interpretation services in exchange for a service fee. We structure our relationships with our affiliated radiologists and our customers in a manner that we believe is in compliance with prohibitions against the corporate practice of medicine and fee splitting. However, state regulatory authorities or other parties could assert that we are engaged in the corporate practice of medicine or that the payment of service fees to us by our customers constitutes fee splitting. If such a claim were successfully asserted, we could be subject to civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements. A determination that these arrangements violate state statutes, or our inability to successfully restructure our relationships with our affiliated radiologists to comply with these statutes, could eliminate customers located in certain states from the market for our services, which would have a materially adverse effect on our business, financial condition and operations.

If our affiliated radiologists are characterized as employees, we would be subject to employment and withholding liabilities and may be subject to prohibitions against the corporate practice of medicine.

We structure our relationships with our affiliated radiologists so that they are independent contractors, not employees. An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. Although we believe that our affiliated radiologists are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. If such regulatory authorities or state, federal or foreign courts were to determine that our affiliated radiologists are employees, and not independent contractors, we would be required to withhold income taxes, to withhold and pay social security, Medicare and similar taxes and to pay unemployment and other related payroll taxes. We would also be liable for unpaid past taxes and subject to penalties. In addition, such a determination may also result in a finding that we are engaged in the corporate practice of medicine in violation of the laws of many states. As a result, any determination that our affiliated radiologists are our employees would materially harm our business and operating results.

We have been subject to medical liability claims and may become subject to additional claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.

Our business entails the risk of medical liability claims against our affiliated radiologists and us. We or our affiliated radiologists are currently subject to five medical liability claims, and, in the past, have been subject to a medical liability claim for which a settlement was paid by our insurance carrier. Although we maintain medical liability insurance for ourselves and our affiliated radiologists with coverages that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards which exceed the limits of our insurance coverage. In addition, medical liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services to include primary reads. As a result, adequate medical liability insurance may not be available to our affiliated radiologists or us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our affiliated radiologists from our operations, which could adversely affect our operations and financial performance. In addition, any claims might adversely affect our business or reputation.

We indemnify our radiology group and hospital customers against damages or liabilities that they may incur as a result of the actions of our affiliated radiologists or us. We also indemnify some of our affiliated radiologists against medical liability claims. Our indemnification obligations are typically payable only to the extent that damages incurred are not covered by insurance.

We have also assumed and succeeded to substantially all of the obligations of some of the operations that we have acquired. Medical liability claims may be asserted against us for events that occurred prior to these acquisitions. In connection with our acquisitions, the sellers of the operations that we have acquired have agreed to indemnify us for certain claims. However, we may not be able to collect payment under these indemnity agreements, which could affect us adversely.

Our customers may terminate their agreements with us, or their agreements with the hospitals that they serve may be terminated, either of which could adversely affect our financial condition and operating results.

Our revenue is derived primarily from fee-for-service billings to our radiology group customers. Our agreements with our customers generally provide for one-year terms and automatically renew for successive one-year terms unless terminated by our customers or us upon 30 days’ prior notice. Following the first anniversary of the agreements, the agreements typically may be terminated at any time by our customers or us upon 60 days’ prior notice. Our customers may elect not to renew their contracts with us, they may seek to renegotiate the terms of their contracts or they may choose to reduce or eliminate our services in the future. If our arrangements with our customers are canceled, or are not renewed or replaced with other arrangements having at least as favorable terms, our business, financial condition and results of operations could be adversely affected. In addition, to the extent that our radiology group customers’ agreements with the hospitals that they serve are terminated, our business, financial condition and results of operations could be adversely affected.

Enforcement of federal and state laws regarding privacy and security of patient information may adversely affect our business, financial condition or operations.

The use and disclosure of certain healthcare information by healthcare providers and their business associates have come under increasing public scrutiny. Recent federal standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish rules concerning how individually-identifiable health information may be used, disclosed and protected. Historically, state law has governed confidentiality issues and HIPAA preserves these laws to the extent they are more protective of a patient’s privacy or provide the patient with more access to his or her health information. As a result of the implementation of the HIPAA regulations, many states are considering revisions to their existing laws and regulations that may or may not be more stringent or burdensome than the federal HIPAA provisions. As a service provider to our customers, we must operate in a manner that does not jeopardize the ability of our customers to comply with all applicable laws, both federal and state. We believe that our operations are consistent with these legal standards. Nevertheless, these laws and regulations present risks for healthcare providers and their business associates that provide services to patients in multiple states. Because these laws and regulations are recent and few have been interpreted by government regulators or courts, our interpretations and activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations, may require us to forgo relationships with customers in certain states, and may restrict the territory available to us to expand our business. In addition, even if our interpretations of HIPAA and other federal and state laws and regulations are correct, we could be held liable for unauthorized uses or disclosures of patient information as a result of inadequate systems and controls to protect this information or due to the theft of information by unauthorized computer programmers who penetrate our network security.

Our business could be adversely affected if additional patient privacy restrictions are imposed through federal or state legislation or regulation.

On April 14, 2005, U.S. Senator Hillary Clinton and U.S. Representative Edward Markey reintroduced legislation that, if enacted, would prohibit healthcare organizations from sharing patient information with foreign affiliates or subcontractors without first obtaining consent from patients. A similar type of provision was proposed, but was not enacted, in the 2004 California legislative session. If a provision such as this were passed, it could impede our ability to obtain service contracts with radiology group practices or hospitals, as those providers would be required to obtain patient consent prior to transmitting the patient’s information to any of our reading facilities located outside of the United States.

Changes in the regulatory environment may constrain or require us to restructure our operations, which may harm our revenue and operating results.

Healthcare laws and regulations change frequently and may change significantly in the future. We monitor legal and regulatory developments and modify our operations from time to time as the regulatory environment changes. However, we may not be able to adapt our operations to address every new regulation, and new regulations may adversely affect our business. In addition, although we believe that we are operating in compliance with applicable foreign, federal and state laws, neither our current nor anticipated business operations have been scrutinized or assessed by judicial or regulatory agencies. We cannot assure you that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our operations or that the healthcare regulatory environment will not change in a way that restricts our operations.

Our growth and our transition to a publicly-traded company could strain our personnel, management and infrastructure resources, which may harm our business.

We are currently experiencing a period of rapid growth in our headcount and operations, which has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. We also anticipate that further growth will be required to address increases in the scope of our operations and size of our customer base. Our success will depend in part upon the ability of our current senior management team to manage this growth, as well as to manage the transition to a publicly-traded company effectively. None of our executive officers has previously held a senior management position at a publicly-traded company.

To effectively manage our anticipated growth, we will need to continue to improve our operational, financial and management processes and controls and our reporting systems and procedures. In addition, the additional headcount we are adding and capital investments we are making will increase our costs, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth and our transition to a publicly-traded company, our business and operating results will be harmed.

We have significant international operations, which expose us to economic, regulatory and other risks.

Our operations in Australia and Switzerland, where most of our affiliated radiologists provide services for us, expose us to numerous risks that could harm our business, including:

•	difficulties in managing our remote facilities,

•	potentially adverse tax consequences,

•	management, staffing, legal and other costs of operating an enterprise spread over various countries,

•	fluctuations in the exchange rate of the U.S. dollar and foreign currencies, and

•	the burdens of complying with a variety of foreign laws and other government controls, such as employment restrictions.

Any of these factors could harm our business and operating results.

We are exposed to foreign currency exchange risks, which could harm our business and operating results.

We maintain significant operations in Australia and Switzerland, and are exposed to adverse changes in exchange rates associated with the expenses of our operations in these countries. However, we do not currently engage in any hedging transactions to mitigate these risks. Although from time to time we review our foreign currency exposure and evaluate whether we should enter into hedging transactions, we may not adequately hedge against any future volatility in currency exchange rates and, if we engage in hedging transactions, the transactions will be based on forecasts which later may prove to be inaccurate. Any failure to hedge successfully or anticipate currency risks properly could adversely affect our operating results.

In addition, most of our affiliated radiologists live in Australia and Switzerland, but receive compensation from us in U.S. dollars. Any relative weakness in the U.S. dollar compared to the Australian dollar or Swiss franc may increase the cost of living for our affiliated radiologists and make it less attractive for our affiliated radiologists to sign or renew their service contracts with us. As a result, foreign currency exchange fluctuations may make it difficult for us to attract and retain qualified radiologists to work in our reading centers in Australia and Switzerland.

Interruptions or delays in our information systems or in network or related services provided by third-party suppliers could impair the delivery of our services and harm our business.

Our operations depend on the uninterrupted performance of our information systems, which are substantially dependent on systems provided by third parties over which we have little control. Failure to maintain reliable information systems, or disruptions in our information systems, could cause disruptions and delays in our business operations which could have a material adverse effect on our business, financial condition and results of operations.

We rely on broadband connections provided by third party suppliers to route digital images from hospitals in the United States to our facilities in Australia, Switzerland and Coeur d’Alene, Idaho. Any interruption in the availability of the network connections between the hospitals and our reading facilities would reduce our revenue and profits. Frequent or persistent interruptions in our services could cause permanent harm to our reputation and brand and could cause current or potential customers to believe that our systems are unreliable, leading them to switch to our competitors. Because our customers may use our services for critical healthcare services, any system failures could result in damage to our customers’ businesses and reputation. These customers could seek significant compensation from us for their losses, and our agreements with our customers do not limit the amount of compensation that they may receive. Any claim for compensation, even if unsuccessful, would likely be time-consuming and costly for us to resolve.

Although our systems have been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, break-ins, sabotage, and acts of vandalism. In addition, the connections from hospitals to our reading facility in Australia rely on two cables that link the west coast of the United States with Australia. Despite any precautions that we may take, the occurrence of a natural disaster or other unanticipated problems at our reading facilities or in the networks that connect our reading facilities with our hospitals could result in lengthy interruptions in our services. We do not carry business interruption insurance to protect us against losses that may result from interruptions in our service as a result of system failures.

Hospital privileging requirements or physician licensure laws may limit our market, and the loss of hospital privileges or state medical licenses held by our affiliated radiologists could have a material adverse affect on our business, financial condition and results of operations.

Each of our affiliated radiologists must be granted privileges to practice at each hospital from which the radiologist receives radiological images and must hold a license in good standing to practice medicine in the state in which the hospital is located. The requirements for obtaining and maintaining hospital privileges and state medical licenses vary significantly among hospitals and states. If a hospital or state restricts or impedes the ability of physicians located outside of the United States to obtain privileges or a license to practice medicine at that hospital or in that state, the market for our services could be reduced. In addition, any loss of existing privileges or medical licenses held by our affiliated radiologists could impair our ability to serve our existing customers and have a material adverse affect on our business, financial condition and results of operations.

Changes in the healthcare industry or litigation reform could reduce the number of diagnostic radiology procedures ordered by physicians, which could result in a decline in the demand for our services, pricing pressure and decreased revenue.

Changes in the healthcare industry directed at controlling healthcare costs and perceived over-utilization of diagnostic radiology procedures could reduce the volume of radiological procedures performed. For example, in an effort to contain increasing imaging costs, some managed care organizations and private insurers are instituting pre-authorization policies which require physicians to pre-clear orders for diagnostic radiology procedures before those procedures can be performed. If pre-clearance protocols are broadly instituted throughout the healthcare industry, the volume of radiological procedures could decrease, resulting in pricing pressure and declining demand for our services. In addition, it is often alleged that many physicians order diagnostic procedures even when the procedures may have limited clinical utility in large part to establish a record for defense in the event of a medical liability claim. Changes in litigation law could reduce the number of radiological procedures ordered for this purpose and therefore reduce the total number of radiological procedures performed each year, which could harm our operating results.

We will incur increased costs as a result of being a public company, which may adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur substantial costs associated with our public company reporting requirements, and will incur costs associated with recently-adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and new rules implemented by the Securities and Exchange Commission and the Nasdaq Stock Market. We will also incur additional costs of maintaining director and officer liability insurance, which coverage we intend to increase in connection with our transition to a public company. In addition, to the extent that the premiums associated with director and officer liability insurance increase, we may be required to accept reduced policy limits and coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

We may not have adequate intellectual property rights in our brand, which could limit our ability to enforce such rights.

Our success depends in part upon our ability to market our services under the “NightHawk” brand. However, we believe that the term “NightHawk” cannot be afforded trademark protection as it is a generic term used to describe the provision of off-hours radiology services. Other than “DayHawk,” we have not secured registrations of our other marks. Other businesses may have prior rights in the brand names that we market under or in similar names, which could limit or prevent our ability to use these marks, or to prevent others from using similar marks. If we are unable to prevent others from using our brand names, or if others prohibit us from using them, our revenue could be adversely affected. Even if we are able to protect our intellectual property rights in such brands, we could incur significant costs in doing so.

Any failure to protect our intellectual property rights in our workflow technology could impair its value and our competitive advantage.

We rely heavily on our workflow technology to distribute radiological images to the appropriately licensed and privileged radiologist best able to provide the necessary clinical insight in the least amount of turnaround time. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology, and our business may be harmed. We currently do not hold any patents with respect to our technology, and, other than one provisional application, we have not filed any applications for patents. Although we intend to file applications for patents covering our workflow technology, we may be unable to obtain patent protection for this technology. In addition, any patents we may obtain may be challenged by third parties. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We may in the future become subject to intellectual property rights claims, which could harm our business and operating results.

The information technology industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. If a third party asserts that our technology violates that third-party’s proprietary rights, or if a court holds that our technology violates such rights, we may be required to re-engineer our technology, obtain licenses from third parties to continue using our technology without substantial re-engineering or remove the infringing functionality or feature. In addition, we may incur substantial costs defending against any such claim. We may also become subject to damage awards, which could cause us to incur additional losses and hurt our financial position.

Monitoring potential infringement of and defending or asserting our intellectual property rights may entail significant expense. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Dr. Paul Berger, our Chief Executive Officer and Chairman of the Board. The loss of Dr. Berger or other key personnel could have a material adverse effect on our business, financial condition, results of operations and the trading price of our common stock. In addition, the search for replacements could be time consuming and could distract our management team from the day-to-day operations of our business.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

A key element of our strategy is to pursue strategic acquisitions that are complementary to our business or offer us other strategic benefits. For example, in September 2005, we acquired American Teleradiology Nighthawks, Inc., or ATN. Our acquisition of ATN, as well as other acquisitions in which we may engage, involve numerous risks, including:

•	difficulties in integrating operations, technologies, services and personnel,

•	diversion of financial and management resources from existing operations,

•	risk of entering new markets,

•	potential write-offs of acquired assets,

•	potential loss of key employees, and

•	inability to generate sufficient revenue to offset acquisition costs.

We may experience these difficulties as we integrate the operations of ATN, or the operations of future companies we acquire, with our operations.

In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted which could affect the market price of our stock. We have only made two acquisitions to date, and our management has limited experience in completing acquisitions and integrating acquired businesses with our operations. If we fail to properly evaluate and execute acquisitions, our business and prospects may be harmed.

We may be unable to successfully expand our services beyond the off-hours emergency radiology market.

To date, we have focused our business on providing emergency radiology services during the hours of 5:00 p.m. to 8:00 a.m. and 24-hours per day on weekends and holidays. We expect in the future to seek to expand our hours of service and to enter into other markets beyond the off-hours emergency radiology market. However, any efforts to expand beyond the off-hours emergency radiology market may not result in significant revenue growth for us. In addition, efforts to expand our services beyond the off-hours emergency radiology market may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, or may be resisted by our radiology group customers, which in each case may harm our business and operating results or impair our growth.

We have recently had to improve our internal accounting systems and controls, and if we fail to make continued improvements, our business may suffer.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. As a private company, we have had limited accounting personnel and other resources with which to design and implement our internal controls and procedures. As a result, when our auditors audited our financial statements as of and for the year ended December 31, 2004, they identified in their report to our audit committee material weaknesses relating to the adequacy and competency of our financial reporting personnel. Following our receipt of this report, we consulted with our audit committee and undertook remedial steps to address these deficiencies, including hiring additional staff and training our new and existing staff. However, such steps may not be effective in addressing the weaknesses. If we fail to adequately staff our accounting and finance function and maintain internal controls adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, our business may suffer.

If we fail to implement and maintain an effective system of internal controls, we may not be able to report our financial results in an accurate or timely manner, prevent fraud or comply with Section 404 of the Sarbanes-Oxley Act of 2002, which may harm our business and affect the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports in a timely manner and prevent fraud. In addition, beginning with our annual report on Form 10-K for our fiscal year ending December 31, 2006, we will be required to comply with the requirement of Section 404 of the Sarbanes-Oxley Act of 2002 to include in each of our annual reports an assessment by our management of the effectiveness of our internal controls over financial reporting and a report of our independent registered public accounting firm addressing these assessments. We have in the past discovered, and may in the future discover, areas of our internal controls that are deficient. Implementing any appropriate future changes to our internal controls may require training of our officers and employees, entail substantial costs and take a significant period of time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls. Any failure to maintain adequate internal controls, or consequent inability to produce accurate financial statements on a timely basis or to prevent fraud, could increase our operating costs and materially impair our ability to operate our business and could result in regulatory penalties. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements in a timely manner or prevent fraud may negatively affect the trading price of our stock or result in stockholder litigation.

We may be unable to enforce non-compete agreements with our affiliated radiologists.

Our independent contractor agreements with our affiliated radiologists typically provide that the radiologists may not compete with us for a period of time, typically one year, after the agreements terminate. These covenants not to compete are enforceable to varying degrees from jurisdiction to jurisdiction. In most jurisdictions, a covenant not to compete will be enforced only to the extent that it is necessary to protect the legitimate business interest of the party seeking enforcement, that it does not unreasonably restrain the party against whom enforcement is sought and that it is not contrary to the public interest. This determination is made based upon all the facts and circumstances of the specific case at the time enforcement is sought. It is unclear whether our interests will be viewed by courts as the type of protected business interest that would permit us to enforce a non-competition covenant against the radiologists. Since our success depends in substantial part on our ability to preserve the business of our affiliated radiologists, a determination that these provisions are not enforceable could have a material adverse effect on us.

Enforcement of state and federal anti-kickback laws may adversely affect our business, financial condition or operations.

Various federal and state laws govern financial arrangements among healthcare providers. The federal anti-kickback law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or with the purpose to induce, the referral of Medicare, Medicaid, or other federal healthcare program patients, or in return for, or with the purpose to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid, or other federal healthcare programs. Similarly, many state laws prohibit the solicitation, payment or receipt of remuneration in return for, or to induce the referral of patients in private as well as government programs. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from participating in federal or state healthcare programs. We believe that we are operating in compliance with applicable law and believe that our arrangements with providers would not be found to violate the anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with our operations.

Because our customers submit claims to the Medicare program based on the services we provide, it is possible that a lawsuit could be brought against us or our customers under the federal False Claims Act, and the outcome of any such lawsuit could have a material adverse effect on our business, financial condition and operations.

The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The government has taken the position that claims presented in violation of the federal anti-kickback law may be considered a violation of the Federal False Claims Act. The Federal False Claims Act further provides that a lawsuit brought under that act may be initiated in the name of the United States by an individual who was the original source of the allegations, known as the relator. Actions brought under the Federal False Claims Act are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government and the court. Therefore, it is possible that lawsuits have been filed against us that we are unaware of or which we have been ordered by the court not to discuss until the court lifts the seal from the case. Penalties include fines ranging from $5,500 to $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. We believe that we are operating in compliance with the Medicare rules and regulations, and thus, the Federal False Claims Act. However, if we were found to have violated certain rules and regulations and, as a result, submitted or caused our customers to submit allegedly false claims, any sanctions imposed under the Federal False Claims Act could result in substantial fines and penalties or exclusion from participation in federal and state healthcare programs which could have a material adverse effect on our business and financial condition.

Our business could be materially affected if a U.S. Department of Health & Human Services Office of Inspector General, or HHS-OIG, study results in a recommendation that Medicare only pay for interpretations performed contemporaneously in an emergency room setting.

In its Fiscal Year 2004 Work Plan, the HHS-OIG indicated that it would conduct a study and issue a report in the 2005 fiscal year assessing the appropriateness of Medicare billings for diagnostic tests performed in hospital emergency rooms. Part of the assessment will include a determination as to whether the tests were interpreted contemporaneously with the patient’s treatment. It is possible that in the final report, the HHS-OIG could recommend to the Medicare program that it change its reimbursement rules to clearly indicate that Medicare will only pay for interpretations performed contemporaneously with the patient’s treatment by a physician located within the United States. If the HHS-OIG makes such a recommendation, it could adversely impact our business, financial condition and operations.

Risks Related to this Offering

The trading price of our common stock may be volatile, and you might not be able to sell your shares at or above the initial public offering price.

The trading prices of many newly publicly-traded companies are highly volatile, particularly companies such as ours that have limited operating histories. Accordingly, the trading price of our common stock may be subject to wide fluctuations. Further, our common stock has no prior trading history. Factors affecting the trading price of our common stock will include:

•	variations in our operating results,

•	announcements of new services, strategic alliances or significant agreements by us or by our competitors,

•	recruitment or departure of key personnel,

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that follow our common stock, and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

In addition, if the market for healthcare stocks or healthcare services or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

Failure to comply with the Nasdaq’s requirements regarding the composition of our board of directors and audit committee could result in the delisting of our common stock from the Nasdaq National Market and adversely affect the market for our common stock.

In order for our common stock to continue to be listed on the Nasdaq National Market, we must comply with listing standards regarding the independence of our board of directors and members of our audit committee. In particular, the Nasdaq’s rules require that a majority of our directors and all of the members of our audit committee be “independent,” as defined under the Nasdaq’s rules, by no later than the first anniversary following the completion of this offering. We do not currently meet these requirements, as only three of our seven directors and two of our three audit committee members currently satisfy the standards for independence under the Nasdaq’s rules. Compliance with the Nasdaq’s listing requirements will require us to increase the number of independent directors on our board of directors and audit committee, seek the resignation of directors who are not independent, or some combination thereof. If we are unable to change the composition of our board of directors and our audit committee to comply with these requirements, our common stock may be delisted from the Nasdaq National Market and the liquidity and trading price of common stock may be adversely affected.

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the availability of research and reports that third-party industry or financial analysts publish about us. There are many large, publicly-traded companies active in the healthcare services industry, which may mean it will be less likely that we receive widespread analyst coverage. Furthermore, if one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up agreements (which may be extended by up to 34 days under certain conditions) and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of June 30, 2005, upon completion of this offering, we will have outstanding              shares of common stock. Of these shares, only the              shares of common stock sold in this offering will be freely tradable, without restriction, in the public market as of the date of this offering. Morgan Stanley & Co. Incorporated may, in its sole discretion, permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements pertaining to this offering expire, up to an additional              shares will be immediately eligible for sale in the public market,              of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, the 1,868,094 shares that are subject to options outstanding as of June 30, 2005 under our 2004 Stock Plan and the 2,000,000 shares reserved for future issuance under our 2005 Equity Incentive Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Our management will have broad discretion over the use of the proceeds to us from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

We intend to use the net proceeds from this offering to repay in full approximately $32 million of indebtedness that will be outstanding under our loan and security agreement with Comerica Bank at the completion of this offering, and for general corporate purposes, including for further development and expansion of our service offerings as well as for possible acquisitions of complementary businesses, technologies or other assets. We used the proceeds of the loan from Comerica Bank for repayment of a $3 million credit facility with Silicon Valley Bank, repayment of approximately $9 million of subordinated promissory notes held by entities affiliated with Summit Partners and payment of special distributions to the holders of our common stock and redeemable preferred stock totaling $20 million, including a special distribution to our stockholders of $7 million that we intend to effect immediately prior to this offering. Other than with respect to the repayment of debt, we have not allocated these net proceeds for any specific purposes. Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. They might not apply the net proceeds of this offering in ways that increase the value of your investment, and may not be able to yield a significant return, if any, on any investment of these net proceeds.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock after this offering. Therefore, based on an assumed offering price of $             per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $             per share. If outstanding options to purchase our common stock are exercised, you will experience additional dilution.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current five percent or greater stockholders and affiliated entities will together beneficially own approximately         percent of our common stock outstanding after this offering. As a result, these stockholders, acting together, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Provisions in our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time,

•	provide that directors may only be removed “for cause”,

•	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt,

•	eliminate the ability of our stockholders to call special meetings of stockholders,

•	prohibit stockholder action by written consent, which has the effect of requiring all stockholder actions to be taken at a meeting of stockholders,

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws, and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In addition, neither we nor other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to confirm these statements to actual results or revised expectations.

You may rely only on the information contained in this prospectus. Neither we nor the selling stockholders nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus, nor the sale of our common stock, means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Information contained in this prospectus concerning our industry and the historic growth rate of the markets in which we participate is based on industry publications, surveys and forecasts generated by Frost & Sullivan, the American College of Radiology and other sources. Such industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the reports are reliable, we have not independently verified their data.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $             from our sale of the              shares of common stock offered by us in this offering, based upon an assumed initial public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds of the sale of shares by the selling stockholders pursuant to the exercise of the underwriters’ over-allotment option, if exercised.

We intend to use approximately $32 million of the net proceeds from this offering to repay in full the principal and accrued interest that will be outstanding on our loan and security agreement with Comerica Bank at the completion of this offering. The loan and security agreement is subject to a variable interest rate equal to either the prime rate announced by Comerica Bank or the LIBOR rate per annum plus up to 3.25% per annum, and has a final maturity date of August 2009. We used the proceeds of the loan for repayment of a $3 million credit facility with Silicon Valley Bank, repayment of approximately $9 million in subordinated promissory notes held by entities affiliated with Summit Partners and payment of special distributions to the holders of our common stock and redeemable preferred stock totaling $20 million, including a special distribution of $7 million that we intend to effect immediately prior to this offering.

Additional purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public equity markets and to obtain additional capital. Except as set forth above, we currently have no specific plans for the use of the net proceeds of this offering. We anticipate that we will use the net proceeds received by us from this offering after repayment of indebtedness for general corporate purposes, including further development and expansion of our service offerings as well as possible acquisitions of complementary businesses, technologies or other assets. Except as described elsewhere in this prospectus, we have no current agreements or commitments with respect to any material acquisitions. Pending such uses, we plan to invest the remaining portion of the net proceeds in highly liquid, investment grade securities.

DIVIDEND POLICY

In September 2005, we borrowed $13 million under our term loan facility with Comerica Bank and distributed the full amount as a special distribution to the holders of our common stock and redeemable preferred stock. Immediately prior to this offering, we intend to borrow an additional $7 million under our term loan facility with Comerica Bank and distribute the full amount as another special distribution to the holders of our common stock and redeemable preferred stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.” Our loan and security agreement with Comerica Bank limits our ability to pay other dividends or distributions.

Except for the special distributions noted above, we have never declared or paid any cash dividend on our capital stock. We currently intend to retain future earnings and do not expect to pay any dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2005, as follows:

•	On an actual basis;

•	On a pro forma basis to give effect to (i) special distributions to the holders of our common stock and redeemable preferred stock of $13 million in September 2005 and of $7 million immediately prior to this offering, (ii) the conversion of all outstanding shares of our redeemable preferred stock into shares of common stock upon the completion of this offering, resulting in the termination of the redeemable preferred stock conversion feature and the accretion of our redeemable preferred stock and (iii) the termination of the redemption rights associated with 2,089,286 shares of our common stock upon the completion of this offering. The pro forma information does not give effect to our acquisition of American Teleradiology Nighthawks, Inc. on September 30, 2005.

•	On a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described above, (ii) the receipt of net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering, and (iv) the application of approximately $32 million of the net proceeds from this offering to repay all outstanding indebtedness under our term loan facility, including amounts we intend to borrow immediately prior to this offering to effect a $7 million special distribution to our stockholders as described above.

You should read this table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus.

	As of June 30, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$6,037,642	$6,037,642	$

Long-term debt (including current portion)	$11,250,000	$31,250,000	$
Fair value of redeemable preferred stock conversion feature	16,899,998	—
Redeemable common stock	7,981,073	—
Redeemable convertible preferred stock	12,615,518	—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; no shares authorized, issued or outstanding, pro forma; 5,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—
Common stock, $0.001 par value per share; 40,000,000 shares authorized, 19,403,571 shares issued and outstanding, actual; 40,000,000 shares authorized, 29,617,857 shares issued and outstanding, pro forma; 150,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	19,404	29,618
Additional paid-in capital	6,184,411	43,670,786
Retained earnings (deficit)	(37,270,416)	(57,270,416)

Total stockholders’ equity (deficit)	(31,066,601)	(13,570,012)

Total capitalization	$17,679,988	$17,679,988	$

The table above excludes the following shares:

•	1,868,094 shares of common stock issuable upon the exercise of options outstanding at June 30, 2005, at a weighted average exercise price of $1.85 per share,

•	119,440 shares of common stock issuable upon the exercise of options granted after June 30, 2005, at an exercise price of $7.00 per share,

•	92,722 shares of common stock reserved for future issuance under our 2004 Stock Plan,

•	2,000,000 shares of common stock reserved for future issuance under our 2005 Equity Incentive Plan, and

•	394,090 shares of common stock issued on September 30, 2005, in connection with our acquisition of ATN and the additional shares of common stock that may be issued based upon the financial performance of the ATN businesses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisition.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted pro forma net tangible book value per share of our common stock upon completion of this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding at June 30, 2005, after giving effect to the conversion of our redeemable preferred stock into common stock and special distributions to our stockholders of $13 million in September 2005 and $7 million immediately prior to this offering.

The pro forma net tangible book value attributable to our common stock was $             million, or $             per share of common stock outstanding, at June 30, 2005. Assuming the sale by us of              shares of common stock offered in this offering at an initial public offering price of $             per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted pro forma net tangible book value at June 30, 2005 would have been $             million, or $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock		$
Pro forma net tangible book value per share of common stock at June 30, 2005	$
Increase in pro forma net tangible book value per share attributable to this offering

As adjusted pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

The following table sets forth, on an as adjusted basis as of June 30, 2005, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by the new investors, at an assumed initial public offering price of $             per share, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
Effect of special distributions to our stockholders

Total
New investors

Total		%	$	%	$

If the underwriters exercise their over-allotment option in full, our existing stockholders would own         % and our new investors would own         % of the total number of shares of our common stock outstanding after this offering.

The discussion and tables above are based on the number of shares of common stock outstanding at June 30, 2005. The discussion and tables above exclude the following shares:

•	1,868,094 shares of common stock issuable upon the exercise of options outstanding at June 30, 2005, at a weighted average exercise price of $1.85 per share,

•	119,440 shares of common stock issuable upon the exercise of options granted after June 30, 2005, at an exercise price of $7.00 per share,

•	92,722 shares of common stock available for future issuance under our 2004 Stock Plan,

•	2,000,000 shares of common stock available for future issuance under our 2005 Equity Incentive Plan, and

•	394,090 shares of common stock issued on September 30, 2005 in connection with our acquisition of ATN and the additional shares of common stock that may be issued based upon the financial performance of the ATN businesses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisition.”

To the extent outstanding options are exercised, new investors will experience further dilution.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following tables summarize our unaudited pro forma condensed combined balance sheet as of June 30, 2005 and our unaudited pro forma condensed combined statements of operations for the year ended December 31, 2004 and for the six months ended June 30, 2005. You should read this financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements included elsewhere in this prospectus and the financial statements of DayHawk Radiology Services, LLC, or DayHawk, and American Teleradiology Nighthawks, Inc., or ATN, included elsewhere in this prospectus.

The unaudited pro forma condensed combined balance sheet data gives effect to our September 2005 acquisition of ATN as if the acquisition had occurred on January 1, 2004. The effects of this acquisition are summarized in the column entitled “Pro Forma Adjustments for Acquisition.” The column entitled “Pro Forma Adjustments prior to this Offering” reflects: (i) special distributions to our stockholders of $13 million in September 2005 and $7 million immediately prior to this offering, (ii) the conversion of all outstanding shares of our redeemable preferred stock into shares of common stock upon the completion of this offering, resulting in the termination of the redeemable preferred stock conversion feature and the accretion of our redeemable preferred stock, and (iii) the termination of the redemption rights associated with 2,089,286 shares of our common stock upon the completion of this offering. The column entitled “Pro Forma Adjustments for this Offering” reflects the receipt of net proceeds from the sale of              shares of common stock by us in this offering at an assumed initial offering price of $         per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of approximately $32 million of the net proceeds from this offering to repay existing indebtedness.

The unaudited pro forma condensed combined statements of operations data gives effect to our November 2004 acquisition of DayHawk and our September 2005 acquisition of ATN as if the acquisitions had occurred on January 1, 2004.

The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and does not represent what our results of operations actually would have been if the transactions referred to above had occurred as of the dates indicated or what our results of operations will be for future periods.

Unaudited Pro Forma Condensed Combined Balance Sheet Data:

	As of June 30, 2005
	Historical NightHawk Radiology Holdings, Inc.	Historical American Teleradiology Nighthawks, Inc.	Pro Forma Adjustments for Acquisition(10)	Pro Forma Combined	Pro Forma Adjustments prior to this Offering	Pro Forma As Adjusted NightHawk Radiology Holdings, Inc.	Pro Forma Adjustments for this Offering	Pro Forma As Adjusted Nighthawk Radiology Holdings, Inc.
ASSETS
Current assets
Cash and cash equivalents	$6,037,642	$260,910	$—	$6,298,552	$—	$6,298,552	$	$
Trade accounts receivable, net	10,008,771	413,726	—	10,422,497	—	10,422,497
Prepaids and other current assets	1,106,448	48,558	—	1,155,006	—	1,155,006

Total current assets	17,152,861	723,194	—	17,876,055	—	17,876,055
Property and equipment, net	3,744,146	179,473	—	3,923,619	—	3,923,619
Goodwill (1)	954,788	—	7,053,762	8,008,550	—	8,008,550
Intangible assets, net (1)	868,751	—	2,906,019	3,774,770	—	3,774,770
Deferred income taxes	237,965	—	—	237,965	—	237,965
Other assets, net	129,750	—	—	129,750	—	129,750

Total	$23,088,261	$902,667	$9,959,781	$33,950,709	—	$33,950,709	$	$

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (2)(7)(8)	$3,699,843	$73,485	$138,222	$3,911,550	—	$3,911,550	$	$
Accrued payroll and related benefits	1,650,275	163,484	—	1,813,759	—	1,813,759
Deferred income taxes	40,060	—	—	40,060	—	40,060
Long-term debt, due within one year	3,000,000	—	—	3,000,000	—	3,000,000
Capital lease obligations, due within one year	3,542	—	—	3,542	—	3,542

Total current liabilities	8,393,720	236,969	138,222	8,768,911	—	8,768,911
Long-term debt (3)	8,250,000	—	—	8,250,000	$20,000,000	28,250,000
Due to related party	—	156,132	—	156,132	—	156,132
Fair value of redeemable preferred stock conversion feature (4)	16,899,998	—	—	16,899,998	(16,899,998)	—
Deferred income taxes (2)	—	2,528	1,172,893	1,175,421	—	1,175,421
Capital lease obligations	14,553	—	—	14,553	—	14,553

Total liabilities	33,558,271	395,629	1,311,115	35,265,015	3,100,002	38,365,017

Commitments and contingencies
Redeemable common stock (5)	7,981,073	—	—	7,981,073	(7,981,073)	—
Redeemable convertible preferred stock (5)	12,615,518	—	—	12,615,518	(12,615,518)	—
Stockholders’ equity (deficit):
Common stock, par (5)	19,404	500	485	20,389	10,214	30,603
Additional paid-in capital (4)(9)	6,184,411	79,500	9,919,515	16,183,426	37,486,375	53,669,801
Retained earnings (deficit) (3)	(37,270,416)	427,038	(1,271,334)	(38,114,712)	(20,000,000)	(58,114,712)

Total stockholders’ equity (deficit)	(31,066,601)	507,038	8,648,666	(21,910,897)	17,496,589	(4,414,308)

Total	$23,088,261	$902,667	$9,959,781	$33,950,709	$—	$33,950,709	$	$

Unaudited Pro Forma Condensed Combined Statements Of Operations

	Year Ended December 31, 2004
	Historical NightHawk Radiology Holdings, Inc.	Historical Combined for Acquisitions	Pro Forma Adjustments for Acquisitions (10)	Pro Forma Combined
Service revenue	$39,283,002	$3,685,904	$—	$42,968,906
Operating costs and expenses:
Professional services	15,049,399	1,267,212	—	16,316,611
Sales, general, and administrative	11,991,386	1,667,189	—	13,658,575
Depreciation and amortization (6)	528,126	8,448	969,347	1,505,921

Total operating cost and expenses	27,568,911	2,942,849	969,347	31,481,107

Operating income	11,714,091	743,055	(969,347)	11,487,799
Other income (expense):
Interest expense	(880,671)	—	—	(880,671)
Interest income	40,835	15	—	40,850
Other, net	(28,953)	—	—	(28,953)
Change in fair value of redeemable preferred stock conversion feature	(3,857,500)	—	—	(3,857,500)

Total other income (expense)	(4,726,289)	15	—	(4,726,274)

Income before income taxes	6,987,802	743,070	(969,347)	6,761,525
Income tax expense (7)(8)	3,662,563	91,173	(221,750)	3,531,986

Net income	3,325,239	651,897	(747,597)	3,229,539
Redeemable preferred stock accretion	(764,742)	—	—	(764,742)

Income applicable to common stockholders	$2,560,497	$651,897	$(747,597)	$2,464,797

Earnings per common share:
Basic	$0.08			$0.08
Diluted	$0.08			$0.08
Weighted averages of common shares outstanding:
Basic	30,245,546		1,524,566	31,770,112
Diluted	30,245,546		1,524,566	31,770,112

Unaudited Pro Forma Condensed Combined Statements Of Operations

	Six Months Ended June 30, 2005
	Historical NightHawk Radiology Holdings, Inc.	Historical American Teleradiology Nighthawks, Inc.	Pro Forma Adjustments for Acquisitions (10)	Pro Forma Combined
Service revenue	$28,443,923	$1,651,963	$—	$30,095,886
Operating costs and expenses:
Professional services	9,514,299	564,147	—	10,078,446
Sales, general, and administrative	11,600,118	748,168	—	12,348,286
Depreciation and amortization (6)	552,142	2,328	203,205	757,675

Total operating costs and expenses	21,666,559	1,314,643	203,205	23,184,407

Operating income	6,777,364	337,320	(203,205)	6,911,479
Other income (expense):
Interest expense	(461,424)	—	—	(461,424)
Interest income	32,131	412	—	32,543
Other, net	(47,495)	—	—	(47,495)
Change in fair value of redeemable preferred stock conversion feature	(11,372,221)	—	—	(11,372,221)

Total other income (expense)	(11,849,009)	412	—	(11,848,597)

Income (loss) before income taxes	(5,071,645)	337,732	(203,205)	(4,937,118)
Income tax expense (8)	2,464,155	—	52,466	2,516,621

Net income (loss)	(7,535,800)	337,732	(255,671)	(7,453,739)
Redeemable preferred stock accretion	(521,053)	—	—	(521,053)

Income (loss) applicable to common stockholders	$(8,056,853)	$337,732	$(255,671)	$(7,974,792)

Earnings (loss) per common share:
Basic	$(0.37)			$(0.35)
Diluted	$(0.37)			$(0.35)
Weighted averages of common shares outstanding:
Basic	21,492,857		985,222	22,478,079
Diluted	21,492,857		985,222	22,478,079

(1)	Preliminary estimate to record the purchase of intangible assets and goodwill associated with the acquisition of ATN.

(2)	Deferred tax liabilities for the preliminary estimate of basis differences of intangible assets and the change in deferred tax liabilities for the reversal of a portion of these differences for the period January 1, 2004 - June 30, 2005.

(3)	Special dividends declared in September 2005 funded through long-term debt.

(4)	Termination of the redeemable preferred stock conversion feature. Upon the completion of this offering, the balance in the fair value of redeemable preferred stock conversion feature will be reported as additional paid-in capital.

(5)	Conversion of all outstanding shares of our redeemable preferred stock into shares of common stock upon the completion of the offering. The redemption rights associated with 2,089,286 shares of common stock will also terminate upon completion of this offering.

(6)	Amortization expense for intangible assets associated with the acquisitions.

(7)	Income tax expense for DayHawk’s 2004 income utilizing our statutory tax rate of 39% and the tax effect of the pro forma adjustment for the additional amortization expense.

(8)	Income tax expense for ATN’s income utilizing our effective tax rate of 39% for the six months ended June 30, 2005 along with the tax effect of the pro forma adjustment for the additional amortization expense. This pro forma adjustment reflects ATN as a subchapter C corporation for 2004.

(9)	The preliminary estimated acquisition value of ATN is $10 million.

(10)	Pro forma financial statements related to our acquisition of DayHawk begin on F-42 and our acquisition of ATN begin on F-55.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2002 was derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the fiscal year ended December 31, 2001 and for the six months ended June 30, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2001 and June 30, 2005 were derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements were, in the opinion of management, prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,				Six Months Ended June 30,
	2001	2002	2003	2004	2004	2005
Consolidated Statements of Operations data:
Service revenue	$38,355	$4,666,645	$16,216,322	$39,283,002	$16,700,544	$28,443,923
Operating costs and expenses (1):
Professional services	219,464	1,941,452	6,417,803	15,049,399	6,354,973	9,514,299
Sales, general and administrative	367,840	1,624,654	4,862,452	11,991,386	4,954,669	11,600,118
Depreciation and amortization	9,392	59,063	175,780	528,126	188,032	552,142

Total operating costs and expenses	596,696	3,625,169	11,456,035	27,568,911	11,497,674	21,666,559

Operating income (loss)	(558,341)	1,041,476	4,760,287	11,714,091	5,202,870	6,777,364
Other income (expense):
Interest expense	(7,312)	(40,072)	(6,915)	(880,671)	(302,466)	(461,424)
Interest income	—	—	3,927	40,835	8,249	32,131
Other, net	—	(3,001)	28,266	(28,953)	(34,605)	(47,495)
Change in fair value of redeemable preferred stock conversion feature	—	—	—	(3,857,500)	(1,276,482)	(11,372,221)

Total other income (expense)	(7,312)	(43,073)	25,278	(4,726,289)	(1,605,304)	(11,849,009)

Income (loss) before income taxes	(565,653)	998,403	4,785,565	6,987,802	3,597,566	(5,071,645)
Income tax expense	—	—	—	3,662,563	1,358,099	2,464,155

Net income (loss)	(565,653)	998,403	4,785,565	3,325,239	2,239,467	(7,535,800)
Redeemable preferred stock accretion	—	—	—	(764,742)	(250,248)	(521,053)

Net income (loss) applicable to common stockholders	$(565,653)	$998,403	$4,785,565	$2,560,497	$1,989,219	$(8,056,853)

Earnings (loss) per common share:
Basic	$(.01)	$.02	$.08	$.08	$.05	$(.37)
Diluted	$(.01)	$.02	$.08	$.08	$.05	$(.37)
Weighted averages of common shares outstanding (2):
Basic	62,165,195	62,165,195	62,165,195	30,245,546	39,473,501	21,492,857
Diluted	62,165,195	62,165,195	62,165,195	30,245,546	39,473,501	21,492,857

	As of December 31,				As of June 30, 2005
	2001	2002	2003	2004
Consolidated Balance Sheet data:
Cash and cash equivalents	$7,824	$53,269	$2,184,120	$5,813,861	$6,037,642
Working capital (3)	(676,478)	267,248	4,350,332	4,181,402	8,759,141
Total current assets	66,299	999,005	5,267,631	12,226,876	17,152,861
Total long-term debt (including current portion)	—	—	—	12,000,000	11,250,000
Total liabilities	701,797	731,757	917,299	23,468,421	33,558,271
Total stockholders’ equity (deficit)	(565,653)	695,515	5,634,130	(22,708,950)	(31,066,601)

(1)	Includes the non-cash stock-based compensation charges set forth in in the following table (which amounts include a non-recurring, non-cash professional services charge of approximately $1.5 million in 2004 associated with the issuance of shares of our common stock to one of our affiliated radiologists and a non-recurring, non-cash sales, general and administrative charge of approximately $2.9 million in the six months ended June 30, 2005 associated with the full acceleration of shares of common stock held by a member of our board of directors).

	Year Ended December 31,				Six Months Ended June 30,
	2001	2002	2003	2004	2004	2005
Professional services
Non-cash stock-based compensation	$—	$262,765	$653,050	$1,544,781	$513,589	$241,388
Sales, general and administrative
Non-cash stock-based compensation	—	—	—	144,822	7,542	3,030,504

Total non-cash stock-based compensation	$—	$262,765	$653,050	$1,689,603	$521,131	$3,271,892

(2)	The weighted average shares of common stock outstanding for the years ended December 31, 2001, 2002, 2003 and 2004 are based on the assumed conversion of LLC units into common stock at the beginning of 2001 based on the conversion ratio from the recapitalization transaction.

(3)	Defined as current assets minus current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We are the leading provider of off-hours, emergency radiology services to radiology groups and hospitals across the United States. Our team of American Board of Radiology-certified, U.S. state-licensed and hospital-privileged radiologists uses our proprietary workflow technology to provide radiological interpretations to our customers in the United States primarily from centralized reading facilities located in Sydney, Australia and Zurich, Switzerland. The interpretations that we currently provide consist primarily of preliminary diagnoses of emergency trauma and non-traumatic emergency conditions.

Nighthawk Radiology Services, LLC, an Idaho limited liability company, was founded in August 2001 and began providing off-hours emergency radiology services in October 2001. On March 31, 2004, our management team, along with entities affiliated with Summit Partners, consummated a series of related transactions that resulted in the creation and capitalization of NightHawk Radiology Holdings, Inc., a Delaware corporation, and its acquisition of all the outstanding membership units of Nighthawk Radiology Services, LLC. These transactions resulted in Nighthawk Radiology Services, LLC becoming a wholly-owned subsidiary of NightHawk Radiology Holdings, Inc. NightHawk Radiology Holdings, Inc. conducts its operations primarily through Nighthawk Radiology Services, LLC.

In November 2004, we acquired all of the outstanding membership units of DayHawk Radiology Services, LLC, a Delaware limited liability company. This resulted in DayHawk Radiology Services, LLC becoming our wholly-owned subsidiary. We acquired DayHawk Radiology Services, LLC, primarily for the purpose of expanding our service hours. The operations of DayHawk Radiology Services, LLC have been integrated into our operations. Historical financial statements for DayHawk Radiology Services, LLC appear elsewhere in this prospectus.

In April 2005 and August 2005, we entered into a series of transactions with Comerica Bank that provided us a $32 million term loan facility and a $3 million revolving line of credit. In April 2005, we borrowed $12 million under the term loan facility and used the proceeds to repay all outstanding indebtedness to certain entities affiliated with Summit Partners and to repay a revolving credit facility with Silicon Valley Bank. In September 2005, we borrowed $13 million under the term loan facility and distributed the full amount as a special distribution to the holders of our common stock and redeemable preferred stock. Immediately prior to this offering, we intend to borrow an additional $7 million under the term loan facility and distribute the full amount as another special distribution to the holders of our common stock and redeemable preferred stock. We intend to use a portion of the proceeds from this offering to repay our obligations under the term loan facility with Comerica Bank.

Recent Acquisition

On September 30, 2005, we acquired American Teleradiology Nighthawks, Inc., or ATN. We regard the ATN acquisition as an acquisition of two distinct businesses: an off-hours teleradiology business that is supplemental to our current business, and an early-stage business that will focus on the provision of teleradiology services to hospitals that do not currently have adequate coverage from radiologists located in their vicinities. The consideration to the ATN stockholders in connection with the acquisition is based primarily upon the future financial performance of these two businesses. Specifically, the consideration to the stockholders of ATN consists of:

•	394,090 shares of our common stock issued at the completion of the acquisition;

•	additional shares of our common stock that may be issued based upon the revenue generated by the off-hours teleradiology business during the twelve month period following completion of the acquisition; and

•	additional shares of our common stock that may be issued based upon earnings before interest, taxes, depreciation and amortization, or EBITDA, generated by the hospital business during the twelve month period ending eighteen months following the completion of the acquisition.

The operations of ATN have not yet been fully integrated into our operations. Historical financial statements for ATN appear elsewhere in this prospectus.

The 394,090 shares of common stock that were issued at the completion of the acquisition will be recorded at par value as common stock with additional amounts up to fair value recorded as “Additional Paid-In Capital.” The shares that may be issued as a result of the future financial performance of ATN are considered contingent consideration and will be recorded in a similar manner upon issuance, if any.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these financial statements in accordance with U.S. GAAP requires us to utilize accounting policies and make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during a fiscal period. The SEC considers an accounting policy to be critical if it is important to a company’s financial condition and results of operations, and if it requires the exercise of significant judgment and the use of estimates on the part of management in its application. We have discussed the selection and development of the critical accounting policies with the audit committee of our board of directors, and the audit committee has reviewed our related disclosures in this prospectus. Although we believe that our judgments and estimates are appropriate, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are both important to the portrayal of our financial condition and results of operations and they require critical management judgment and estimates about matters that are uncertain:

•	revenue recognition and allowance for doubtful accounts,

•	accounting for redeemable preferred stock,

•	stock-based compensation,

•	use of estimates,

•	long-lived assets including goodwill and other acquired intangible assets, and

•	income taxes.

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See “Risk Factors” for certain matters that may affect our future results of operations or financial condition.

Revenue Recognition and Allowance for Doubtful Accounts

We enter into services contracts with our customers. These contracts typically have a one year term, and automatically renew for each successive year unless terminated by the customer or by us. The amount we charge for our radiology services varies by customer based on a number of factors, including the hours of coverage we provide for the customer, the number of reads we provide to the customer and the technical and administrative services we provide to the customer. We recognize revenue when we have satisfied all of our significant contractual obligations to our customers and we determine that the collection of the resulting receivable is reasonably assured. Revenue from services is recognized in the fiscal month in which the radiological interpretation is complete and forwarded to the customer. We review our historical collection experience on a quarterly basis to determine the necessity of a provision for doubtful accounts. To date, we have not had any material difficulties in collecting payment for our services. As of June 30, 2005, we had reserved $16,000 for doubtful accounts based on our estimate of the collectibility of our outstanding receivables as of that date.

Accounting for Redeemable Preferred Stock

We account for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. We record derivative financial instruments as assets or liabilities in our consolidated balance sheets, measured at fair value. We record the change in fair value of such instruments as non-cash gains or losses in our consolidated statements of operations. We do not enter into derivative contracts for trading purposes.

On March 31, 2004, in connection with the organization and capitalization of NightHawk Radiology Holdings, Inc., we issued 8,125,000 shares of redeemable preferred stock for a total consideration of $13 million. Each share of redeemable preferred stock is convertible, at the option of the holder, into one share of common stock. The conversion feature of the redeemable preferred stock is considered an embedded derivative under the provisions of SFAS No. 133, and accordingly is accounted for separately from the redeemable preferred stock. We determined the fair value of the redeemable preferred stock conversion feature based upon the fair value of the underlying common stock. On the date of issuance, the estimated fair value of the conversion feature was $1,670,277 which was recorded as a liability on the date of issuance, thus reducing the recorded value of the redeemable preferred stock to $11,329,723. At each balance sheet date, we adjust the carrying value of the embedded derivative to estimated fair value and recognize the change in such estimated value in our consolidated statements of operations.

We also classify the redeemable preferred stock as mezzanine equity. As such, we accrete the carrying value of such stock to its redemption value using the effective interest method through the redemption period. In addition, the redeemable preferred stock has accrued dividends since the date of issuance. We recognize these two types of accretion of redeemable preferred stock in our consolidated statement of operations as a decrease in net income available to common stockholders.

Upon completion of this offering, all outstanding shares of redeemable preferred stock will convert into common stock, and, as a result, we will not record any additional expenses associated with the change in fair value of the conversion feature. The amount reported as fair value of the redeemable preferred stock conversion feature will be reported as additional paid-in capital in the equity section of the balance sheet. Also, the rights of the holders of redeemable preferred stock to receive accrued dividends or to exercise redemption rights will terminate. As a result, the accretion of redeemable preferred stock will also terminate. Following the completion of this offering, these amounts will be reported within stockholders’ equity.

Stock-Based Compensation

We currently record stock-based compensation expense in connection with any grant of stock options, warrants or other issuance of shares of common stock to our affiliated radiologists. We calculate the stock-based compensation expense associated with the issuance of stock options and warrants to our affiliated radiologists in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS No. 148) and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF No. 96-18), by determining the fair value using a Black-Scholes model. We calculate the stock-based compensation expense related to issuance of common stock to our affiliated radiologists based on the fair value of common stock at the date the shares are issued. Stock-based compensation to our affiliated radiologists is included in professional services expense.

We also record stock-based compensation expense in connection with any grant of stock options, warrants or other issuance of shares of common stock to employees, directors and non-physician contractors. We calculate the stock-based compensation expense associated with the issuance of stock options and warrants to our employees and directors in accordance with SFAS No. 123 and SFAS No. 148 by determining the fair value using a Black-Scholes model. We calculate the stock-based compensation expense related to the issuance of common stock to our employees, directors and non-physician contractors based on the fair value of common stock on the date the shares are issued. Stock-based compensation to employees and non-physician contractors is included in sales, general and administrative expense.

Use of Estimates

On an ongoing basis, we evaluate our estimates, including those related to the accounts receivable allowance, fair value of acquired intangible assets and goodwill, fair value of the redeemable preferred stock conversion feature, useful lives of intangible assets and property and equipment, and income taxes, among others, as well as the loss contingency for medical liability claims and the value of common stock for the purpose of determining stock-based compensation. We base our estimates on our historical experience (which is limited) and on various other assumptions that are believed to be reasonable along with the guidance provided by Statement of Financial Accounting Standard, or SFAS, No. 5, Accounting for Contingencies, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets

The value of goodwill and intangible assets is stated at the lower of cost or fair value. Goodwill is not subject to amortization; however it is subject to periodic impairment assessments. Under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, we are required to perform at least an annual impairment test and to consider other indicators that may arise throughout the year to re-evaluate carrying value. Some factors we consider important, which could trigger an interim impairment review, include:

•	significant underperformance relative to historical or projected future operating results,

•	significant changes in the manner of our use of acquired assets or the strategy for our overall business, and

•	significant negative industry or economic trends.

If we determine through the impairment review process that goodwill or intangible assets have been impaired, we reduce goodwill and intangible assets by recording an impairment charge in our consolidated statement of operations in an amount equal to the amount that book value exceeds fair value at the date impairment is determined. We perform our annual impairment test in the last quarter of each fiscal year. SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives. We are currently amortizing our acquired intangible assets with definite lives over periods ranging from seven months to ten years.

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires impairment losses to be recognized for long-lived assets through operations when indicators of impairment exist and the underlying cash flows are not sufficient to support the assets’ carrying value. In addition, SFAS No. 144 requires that a long- lived asset (disposal group) to be sold that meets certain recognition criteria be classified as “held for sale” and measured at the lower of carrying amount or fair value less cost to sell. SFAS No. 144 also requires that a long-lived asset subject to closure (abandonment) before the end of its previously estimated useful life continue to be classified as “held and used” until disposal, with depreciation estimates revised to reflect the use of the asset over its shortened useful life.

We regularly evaluate the carrying value of intangible and long-lived assets for events or changes in circumstances that indicate that the carrying amount may not be recoverable or that the remaining estimated useful life should be changed. Potential indicators of impairment can include, but are not limited to (1) history of operating losses or expected future losses, (2) significant adverse change in legal factors, (3) changes in the extent or manner in which the assets are used, (4) current expectations to dispose of the assets by sale or other means, and (5) reductions or expected reductions of cash flow. If we determine there is an indication of impairment, we compare undiscounted net cash flows to the carrying value of the respective asset. If the carrying value exceeds the undiscounted net cash flows, we perform an impairment calculation using discounted cash flows, valuation analysis from independent valuation specialists or comparisons to recent sales or purchase transactions to determine estimated fair value.

Income Taxes

As a limited liability company, or LLC, for all periods from inception through March 31, 2004, we were not subject to federal income taxes directly. Rather, the LLC members were subject to federal income taxation based on their respective allocation of the LLC’s net taxable income or loss.

Since our recapitalization, we have recognized income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Developing our provision for income taxes, including our effective tax rate, and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances we deem necessary to value deferred tax assets. Our judgments and tax strategies are subject to audit by various taxing authorities. While we believe we have provided adequately for our income tax liabilities in our consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

How We Generate Revenue

We generate substantially all of our revenue from the radiology services that we provide our customers. We typically provide these services pursuant to one-year services contracts that automatically renew for each successive year unless terminated by the customer or by us. The amount we charge for our radiology services varies by customer based upon a number of factors, including the hours of coverage we provide for the customer, the number of reads we provide to the customer and the technical and administrative services we provide to the customer.

We recognize revenue generated by our services during the month in which services are provided and we bill our customers at the beginning of the following month. Because the invoices are paid directly by our customers, we do not currently depend upon payment by third-party payors or patients.

Since our first full year of operations, we have experienced significant revenue growth, from $4.7 million in 2002 to $16.2 million in 2003 and to $39.3 million in 2004. This growth in service revenue resulted primarily from:

•	an increase in our customer base,

•	an increase in utilization of our service by our customers,

•	an expansion of our service hours, and

•	a high customer retention rate.

As of June 30, 2005, our affiliated radiologists provided services to 347 customers serving 693 hospitals. The total number of hospitals we cover represents approximately 12% of all hospitals in the United States. Most of our customers do not currently contract for all of the hours of coverage that we are able to provide.

In addition to the current customers described above, as of June 30, 2005 we had services contracts with 11 radiology groups covering 75 hospitals for which we expected to begin to provide services upon completion of the credentialing, privileging and other implementation procedures at those sites. Once we receive an executed customer contract, it typically takes approximately 90 days to fully implement the site and begin deriving revenue from the customer. This implementation period provides us with reasonable visibility of future revenue associated with these customer contracts.

Since inception, we have experienced a high rate of customer retention, with more than 97% of our customer contracts up for renewal being renewed.

Our Operating Expenses

Our operating expenses consist primarily of professional services expense, sales, general and administrative expense, interest expense and income tax expense. We record stock compensation expense in connection with equity issuances to our affiliated radiologists (which we refer to as physician stock-based compensation) and in connection with equity issuances to our employees, directors and non-physician contractors (which we refer to as non-physician stock-based compensation). In our consolidated statement of income, we present our physician stock-based compensation expense as part of our professional services expenses and our non-physician stock-based compensation as part of our sales, general and administrative expense.

Professional Services Expense.    Our professional services expense consists primarily of the fees we pay to our affiliated radiologists for their services (which we refer to as physician compensation), physician stock-based compensation, the premiums we pay for medical liability insurance and medical liability loss contingency expense. Our affiliated radiologists are highly trained professionals and we compensate them accordingly. As a result, physician compensation is our most significant expense. We structure our relationships with our affiliated radiologists such that they have control over the number of hours that they work. We compensate our affiliated radiologists using a formula that is generally based upon the number of hours worked and the workload completed, and we also provide discretionary bonuses. We recognize physician compensation expense in the month in which the services are performed. We recognize expenses associated with medical liability premiums in the month in which the expense is incurred. We record medical liability loss contingency expense in the month in which we deem such liability to be probable.

Physician Stock-Based Compensation Expense.    We record physician stock-based compensation expense in connection with any grant of stock options, warrants or other issuance of shares of our common stock to our affiliated radiologists and present this expense in our consolidated statements of operations as part of our professional services expense. We calculate the stock-based compensation expense associated with the issuance of stock options and warrants to affiliated radiologists in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS No. 148) and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF No. 96-18), by determining the fair value using a Black-Scholes model. We calculate the stock-based compensation expense related to issuance of common stock to our affiliated radiologists based on the fair value of common stock at the date the shares were issued.

Sales, General and Administrative Expense.    Sales, general and administrative expense consists primarily of salaries and related expenses for all employees and non-physician contractors, non-physician stock-based compensation, information technology and telecommunications expenses, costs associated with licensing and privileging our affiliated radiologists, facilities and office-related expenses, sales and marketing expenses and other general and administrative expenses.

Non-Physician Stock-Based Compensation Expense.    We record non-physician stock-based compensation expense in connection with any grant of stock options, warrants or other issuance of shares of our common stock to our employees, directors and non-physician contractors and present this expense in our consolidated statement of income as part of our sales, general and administrative expense. We calculate the stock-based compensation expense associated with the issuance of stock options and warrants to our employees, directors and non-physician contractors in accordance with SFAS No. 123 and SFAS No. 148 by determining the fair value using a Black-Scholes model. We calculate the stock-based compensation expense related to the issuance of common stock to our employees, directors and non-physician contractors based on the fair value of common stock at the date the shares were issued.

Our Non-Operating Expenses

In addition to our operating expenses, we record the following non-operating expenses.

Interest Expense.    Interest expense is directly attributable to the principal amount of debt we have outstanding. We expect that we will use the proceeds of this offering to repay all currently outstanding debt obligations other than long-term capital lease obligations.

Change in Fair Value of Redeemable Preferred Stock Conversion Feature.    We have entered into a stockholders agreement with the holders of our Series A preferred stock pursuant to which we have agreed to repurchase all or any portion of the shares of redeemable preferred stock then held by such holders at any time after seven years from the date of issuance. The stockholders agreement provides that the repurchase price for such shares of redeemable preferred stock shall be the greater of (i) the market value of the common stock issuable upon conversion of the redeemable preferred stock or (ii) the liquidation value of such shares of redeemable preferred stock (including all accrued and unpaid dividends). The conversion feature of the redeemable preferred stock is considered an embedded derivative under the provisions of SFAS No. 133, and accordingly is accounted for separately from the redeemable preferred stock. On the date of issuance, the estimated fair value of the conversion feature was $1,670,277 which was recorded as a liability on the balance sheet date on the date of issue thus reducing the recorded value of the redeemable preferred stock to $11,329,723. At each balance sheet date, we adjust the carrying value of the embedded derivative to estimated fair value and recognize the change in such estimated value in our consolidated statements of operations.

Upon completion of this offering, all outstanding shares of redeemable preferred stock will convert into common stock, and, as a result, we will not record any additional expenses associated with the change in fair value of the conversion feature of our redeemable preferred stock.

Income Tax Expense.    We became subject to federal income taxes upon the formation and capitalization of NightHawk Radiology Holdings, Inc. Prior to that time, we operated our business as a limited liability company and, as such, were not subject to income taxes.

Redeemable Preferred Stock Accretion.    Shares of our redeemable preferred stock have accrued dividends since the date of issuance. The redeemable preferred stock dividends are cumulative and accrue at a rate of 6% per annum based on the sum of the liquidation value of each share of redeemable preferred stock, $1.60, plus all accumulated and unpaid dividends. Dividends accumulate at the end of each calendar quarter. In addition to accruing dividends, we also accrue the carrying amount of the redeemable preferred stock to its redemption value using the effective interest method through the redemption period. We recognize these two types of accretion of redeemable preferred stock in our consolidated statements of operations as a decrease in net income available to common stockholders.

Upon the completion of this offering, all outstanding shares of redeemable preferred stock will convert into shares of common stock and the rights of the holders of redeemable preferred stock to receive accrued dividends or to exercise redemption rights will terminate. As a result, the accretion relating to our redeemable preferred stock will also terminate. Following the completion of this offering, these amounts will be reported within stockholders’ equity.

Trends in our Business and Results of Operations

Revenue Trends.    Our business has grown rapidly since inception. This growth has been driven primarily by an increase in our customer base, an increase in utilization of our service by our customers, an expansion of our service hours, a high customer retention rate and the growth in the use of diagnostic imaging technologies and procedures in the healthcare market. Our strategy is to expand on our position as the leading provider of off-hours emergency radiology services by:

•	targeting new customers,

•	expanding our radiology group customers’ utilization of our services as they implement coverage of additional hospitals,

•	marketing to our customers the additional available hours of coverage,

•	expanding our service offerings to include primary interpretations,

•	pursuing strategic acquisitions,

•	developing a market for our software technology, and

•	maintaining our high customer retention rate.

Our revenue has increased in absolute dollars each year since inception and our revenue growth rate has been strong. However, our revenue growth rate declined from 2003 to 2004 and will likely continue to decline as a result of the increased revenue base against which future periods will be compared. We expect that a number of our customers will implement coverage for additional hospitals as well as begin to use additional hours of our service, resulting in an overall increase in the utilization of our service by those customers.

Trends in Physician Compensation Expense.    Since inception, our physician compensation expense has increased in absolute dollars each year, primarily due to the addition of new radiologists to perform an increased workload as our business has grown. However, physician compensation expense as a percentage of revenue has decreased each year since inception primarily due to increased productivity of our affiliated radiologists as well as increased efficiency due to improvements in our workflow technology. These increases in productivity and improved efficiencies have been offset in part by an increase in the hourly compensation we pay to our affiliated radiologists. We expect that our physician compensation will continue to increase in absolute dollars as we contract with additional radiologists to meet the increasing demand for our services, as we begin to offer services that we do not currently provide, and as a result of scheduled increases in hourly compensation under our existing professional services agreements with our affiliated radiologists.

Our medical liability expense has also increased in absolute dollars each year since inception, primarily due to increases in our medical liability premiums as our business has grown. Also, in 2004, we recorded our first claims loss contingency expense associated with two currently outstanding medical liability claims. We expect our medical liability premiums and, as a result, our medical liability expenses, to continue to increase in future periods as our business grows.

Trends in Physician Stock-Based Compensation Expense.    We recorded significant physician stock-based compensation expense in 2004, primarily as a result of a warrant we issued in 2003 to one of our affiliated radiologists and the related issuance of 1,259,375 fully vested shares of our common stock to the radiologist in the fourth quarter of 2004 in satisfaction of that warrant. In addition, we recorded physician stock-based compensation expense in connection with the grant of options to purchase an aggregate of 693,099 shares of our common stock to our affiliated radiologists in October and November 2004. These options were the first option grants we had made to our affiliated radiologists since inception and were granted at exercise prices equal to the fair value of our common stock on the date of grant as determined by our board of directors. As a result, we granted a relatively large number of options to our affiliated radiologists at one time, which we do not anticipate will occur again. Instead, we anticipate granting options to new radiologists as well as radiologists renewing their contracts with us at the end of their initial term. Because we do not anticipate issuing any additional warrants to our affiliated radiologists or any additional shares of fully vested common stock, we expect our physician stock-based compensation expense to decline in future periods.

Trends in Sales, General and Administrative Expense.    Our sales, general and administrative expense has increased in absolute dollars each year since inception primarily as a result of increased payroll expenses in connection with the addition of key management personnel, software development professionals and the implementation of executive and employee bonuses. We expect that these payroll expenses will continue to increase as we continue to increase headcount as our business grows. In addition to increased payroll expense, we expect that our general and administrative expense will increase in absolute dollars due to increases in telecommunications and information technology costs and licensing and privileging costs. Also, we expect that our general and administrative expense will increase in absolute dollars due to increases in legal, accounting, consulting, staffing and insurance costs associated with being a public company. Accordingly, we expect sales, general and administrative expense to increase in absolute dollars in future periods.

Trends in Non-Physician Stock-Based Compensation Expense.    We recorded relatively modest non-physician stock-based compensation expense in 2004. In 2004, our non-physician stock-based compensation expense consisted primarily of an expense recorded in connection with the issuance of 798,595 unvested shares of our common stock to one of the members of our board of directors, and an expense recorded in connection with the grant of options to our employees, directors and non-physician contractors to purchase shares of our common stock. In June 2005, our board of directors agreed to accelerate the vesting of the 798,595 shares of common stock held by one of our directors which resulted in a non-physician stock-based compensation expense of approximately $2.9 million, which contributed to a relatively significant non-physician stock-based compensation expense in the first half of 2005. However, because we do not anticipate issuing any shares of our common stock other than pursuant to the grant of options to our employees, directors and non-physician contractors in the ordinary course, we expect our non-physician stock-based compensation expense to decline in periods after 2005.

Trends in Interest Expense.    Our interest expense is attributable to the principal amount of debt we have outstanding. In April 2005, we entered into a loan agreement with Comerica Bank that provided us a $12 million term loan facility and a $3 million revolving line of credit. We used the proceeds from the term loan facility to repay in full all outstanding indebtedness under the promissory notes held by entities affiliated with Summit Partners and the revolving credit facility with Silicon Valley Bank. In August 2005 we amended our loan agreement with Comerica Bank to provide an additional $20 million under the term loan facility. In September 2005, we borrowed $13 million under the term loan facility and distributed the full amount as a special distribution to the holders of our common stock and redeemable preferred stock. Immediately prior to this offering, we intend to borrow an additional $7 million under the term loan facility and distribute the full amount as another special distribution to the holders of our common stock and redeemable preferred stock.

Trends and Treatment of Redeemable Preferred Stock.    Upon the completion of this offering, all outstanding shares of redeemable preferred stock will convert into shares of common stock and the rights of the holders of redeemable preferred stock to receive accrued dividends or to exercise redemption rights will terminate. As a result, we will not record any additional expenses associated with the change in fair value of the conversion feature of our redeemable preferred stock, and the accretion relating to our redeemable preferred stock will terminate. Following the completion of this offering, these amounts will be reported within stockholders’ equity.

Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated as a percentage of service revenue.

	Fiscal Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Service revenue	100%	100%	100%	100%	100%
Operating costs and expenses:
Professional services (1)	42	39	38	38	33
Sales, general and administrative (2)	35	30	31	30	41
Depreciation and amortization	1	1	1	1	2

Total operating costs and expenses	78	70	70	69	76

Operating income	22	30	30	31	24
Other income (expense):
Interest expense	(1)	—	(2)	(2)	(2)
Interest income	—	—	—	—	—
Other, net	—	—	—	—	—
Change in fair value of redeemable preferred stock conversion feature	—	—	(10)	(8)	(40)

Total other income (expense)	(1)	—	(12)	(10)	(42)

Income (loss) before income taxes	21	30	18	21	(18)
Income tax expense	—	—	9	8	9

Net income (loss)	21	30	9	13	(27)
Redeemable preferred stock accretion	—	—	(2)	(1)	(2)

Net income (loss) applicable to common stockholders	21%	30%	7%	12%	(29)%

(1)	Includes non-cash stock-based compensation expense of $262,765 for 2002, $653,050 for 2003, $1,544,781 (which amount includes a non-recurring, non-cash professional services expense of approximately $1.5 million associated with the issuance of shares of our common stock to one of our affiliated radiologists) for 2004, $513,589 for the six months ended June 30, 2004 and $241,388 for the six months ended June 30, 2005.

(2)	Includes non-cash stock-based compensation expense of $0 for 2002, $0 for 2003, $144,822 for 2004, $7,542 for the six months ended June 30, 2004 and $3,030,504 (which amount includes a non-recurring, non-cash sales, general and administrative expense of approximately $2.9 million associated with the full acceleration of shares of common stock held by a member of our board of directors) for the six months ended June 30, 2005.

Comparison of Six Months Ended June 30, 2004 and June 30, 2005

Service Revenue

	Six Months Ended June 30,		Change
	2004	2005	In Dollars	Percentage
Service revenue	$16,700,544	$28,443,923	$11,743,379	70%

The increase in service revenue from the six months ended June 30, 2004 to the six months ended June 30, 2005 resulted primarily from an increase in the number of our radiology group customers and their affiliated hospitals, increased utilization by our customers of our hours of service and the growth in the use of diagnostic imaging technologies and procedures in the healthcare market during this period. The number of radiology group and hospital customers to which we provided service increased from 231 as of June 30, 2004 to 347 as of

June 30, 2005, a 50% increase in customers. The increase in the number of our customers resulted primarily from increased market acceptance of teleradiology as a solution, an increase in the recognition by the marketplace of the quality of our service offerings, the success by our sales professionals in generating new customers, and an improvement in our ability to meet the increased demand for our service, primarily through the addition of affiliated radiologists and the expansion of our hours of service. As of June 30, 2004, we provided service from 8 p.m. to 8 a.m. for hospitals located in the eastern time zone. As of June 30, 2005, we had expanded our service offering to 5 p.m. to 8 a.m. local time for all time zones in the continental United States as well as 24-hours per day on weekends and holidays. We were able to provide these additional hours of coverage in part due to our acquisition of DayHawk Radiology Services, LLC as well as the establishment of an additional reading facility in Zurich, Switzerland. In addition to the expansion of service hours, the increase in revenue from existing customers also resulted from an increase in the utilization of our service by our customers as a result of those customers adding new hospitals. The aggregate increase in service revenue due to these factors was offset partially by pricing pressure resulting from increased competition.

Operating Costs and Expenses

Professional Services

	Six Months Ended June 30,		Change
	2004	2005	In Dollars	Percentage
Professional services (1)	$6,354,973	$9,514,299	$3,159,326	50%
Percentage of service revenue	38%	33%

(1)	Includes non-cash stock-based compensation expense of $513,589 for the six months ended June 30, 2004 and $241,388 for the six months ended June 30, 2005.

The increase in professional services expense from the six months ended June 30, 2004 to the six months ended June 30, 2005 resulted primarily from an increase in the number of our affiliated radiologists providing service as well as an increase in the service fees we paid to our affiliated radiologists as a result of scheduled increases in hourly compensation under the terms of the professional services agreements with our affiliated radiologists. From June 30, 2004 to June 30, 2005, we increased the number of our affiliated radiologists from 20 to 30. This increase was driven primarily by the increased demand for our services and was attributable to our ability to effectively recruit additional radiologists to meet such demand. While our professional services expense increased by 50% for the period, our professional services expense as a percentage of service revenue decreased from 38% for the six months ended June 30, 2004, to 33% for the six months ended June 30, 2005. This has resulted primarily from the following factors:

•	Physician Compensation Expense. While our physician compensation expense increased from $5.4 million for the six months ended June 30, 2004 to $8.8 million for the six months ended June 30, 2005, a 63% increase, our physician compensation expense as a percentage of service revenue decreased from 32% to 31% during that same period. This decrease as a percentage of service revenue resulted primarily from increased workload efficiencies of our affiliated radiologists and improvements in our workflow technologies, offset in part by contractual increases in hourly compensation for our affiliated radiologists.

•	Medical Liability Expense. Our medical liability expense decreased from approximately $467,000 for the six months ended June 30, 2004 to approximately $457,000 for the six months ended June 30, 2005, a 2% decrease. Of the approximately $467,000 expense recorded in the six months ended June 30, 2004, $200,000 was attributable to a claims loss contingency expense on two medical liability claims. We had no claims loss contingency expense for the six months ended June 30, 2005.

•

Physician Stock-Based Compensation Expense.    Physician stock-based compensation expense decreased from approximately $514,000 for the six months ended June 30, 2004 to approximately $241,000 for the six months ended June 30, 2005. The physician stock-based compensation expense recorded for the six months ended June 30, 2004 resulted entirely from a warrant we had issued to one of our affiliated radiologists. In November 2004, we issued shares of our common stock in satisfaction of such warrant and, therefore, did not record any additional compensation expense related to that warrant after that time. In the six months ended June 30, 2005, we recorded physician stock-based compensation expense only as a result of options granted to our affiliated radiologists.

Sales, General and Administrative

	Six Months Ended June 30,		Change
	2004	2005	In Dollars	Percentage
Sales, general and administrative (1)	$4,954,669	$11,600,118	$6,645,449	134%
Percentage of service revenue	30%	41%

(1)	Includes non-cash stock-based compensation expense of $7,542 for the six months ended June 30, 2004 and $3,030,504 for the six months ended June 30, 2005.

The increase in our sales, general and administrative expense from the six months ended June 30, 2004 to the six months ended June 30, 2005 resulted primarily from increases in payroll expense due to increases in executive bonuses as well as our increased number of personnel in our management, software development, quality control and licensing and privileging departments. In addition, our sales, general and administrative expense for this period increased as a result of increases in information technology and telecommunications expenses, facilities and office-related expenses, licensing and privileging expenses, sales and marketing expenses and other general and administrative expenses. Finally, as described more fully below under “Non-Physician Stock-Based Compensation Expense,” our sales, general and administrative expense for the six months ended June 30, 2005 expressed as a percentage of service revenue would have been 30% had it not been for an expense of approximately $2.9 million associated with the acceleration of vesting on shares of stock held by one of our directors.

•	Payroll and Related Expense. Our sales, general and administrative headcount increased from 76 at June 30, 2004 to 134 at June 30, 2005, a 76% increase, and resulted in an increase in payroll expense from approximately $2.9 million for the six months ended June 30, 2004 to $5.1 million for the six months ended June 30, 2005, a 76% increase. This increase in payroll expense resulted primarily from the implementation of an executive bonus plan as well as personnel additions in our quality control, information technology, finance, and licensing and privileging departments. Expressed as a percentage of service revenue, our sales, general and administrative payroll and related expenses were approximately 18% of service revenue for both the six months ended June 30, 2004 and the six months ended June 30, 2005.

•	Information Technology and Telecommunications Expense. Our non-payroll information technology and telecommunications expense increased from approximately $348,000 for the six months ended June 30, 2004 to approximately $824,000 for the six months ended June 30, 2005, a 137% increase. This increase resulted primarily from continued investment in the redundancy and reliability of our network as well as increased costs associated with implementing and supporting an increased number of customer sites.

•	Facilities Expense. Our facilities and office-based expense increased from approximately $390,000 for the six months ended June 30, 2004 to $745,000 for the six months ended June 30, 2005, a 91% increase. The increase in facilities and office-based expense was driven primarily by increased facilities occupancy expenses associated with office expansions in Sydney, Australia and Coeur d’Alene, Idaho, and the addition of our facility in Zurich, Switzerland.

•

Licensing and Privileging Expense.    Our non-payroll licensing and privileging expense consists primarily of fees paid in connection with the state medical licenses and hospital privileges we obtain on behalf of our affiliated radiologists. Our affiliated radiologists are licensed to practice medicine in an average of 34 states and have been granted privileges at an average of 438 hospitals. As a result of our efforts to obtain these medical licenses and staff privileges for our affiliated radiologists, we incur administrative expenses as well as fees payable to the states and hospitals. Each state typically requires a fee to be paid in connection with the issuance of a medical license as well as an additional annual fee that must be paid to maintain the medical license. In addition, many hospitals have annual fees associated with the granting of medical staff privileges. Non-payroll licensing and privileging expenses increased from approximately $530,000 for the six months ended June 30, 2004 to approximately $537,000 for the six months ended June 30, 2005, a 1% increase. We believe these non-payroll related costs for licensing and privileging expenses are typically higher when a physician begins providing services as compared to subsequent periods because annual renewal fees are typically lower than initial licensing and privileging fees.

•	Other General and Administrative Expense. Our other general and administrative expense consists primarily of professional accounting and legal expenses. Other general and administrative expense increased from approximately $613,000 for the six months ended June 30, 2004 to approximately $1.3 million for the six months ended June 30, 2005, a 112% increase. The increase in other general and administrative expense was driven primarily by increased accounting and legal fees related to the costs of becoming a public company.

•	Non-Physician Stock-Based Compensation Expense. Our non-physician stock-based compensation expense increased from approximately $7,500 for the six months ended June 30, 2004 to approximately $3.0 million for the six months ended June 30, 2005. This increase resulted primarily from a non-physician stock-based compensation expense of approximately $2.9 million associated with the acceleration of vesting on 798,595 shares of common stock held by one of our directors. In addition, during the six months ended June 30, 2005, we granted options to purchase 433,750 shares of common stock to our employees and non-physician contractors, resulting in an additional stock compensation expense of approximately $104,000. As of June 30, 2004, we had not adopted a stock option plan and had not issued any options or any other equity securities to our employees and non-physician contractors.

Other Income (Expense)

Interest Expense

	Six Months Ended June 30,		Change
	2004	2005	In Dollars	Percentage
Interest expense	$302,466	$461,424	$158,958	53%
Percentage of service revenue	2%	2%

The interest expense for the six months ended June 30, 2004 and for the first quarter of 2005 consisted primarily of interest payable under outstanding promissory notes issued to certain affiliates of Summit Partners and interest payable under a $3 million revolving line of credit with Silicon Valley Bank. The aggregate principal balance of the outstanding promissory notes was approximately $9 million through April 20, 2005. The aggregate principal balance of our revolving credit facility with Silicon Valley Bank was $3 million through April 20, 2005. On April 20, 2005, we entered into a loan agreement with Comerica Bank that provided us a $12 million term loan facility and a $3 million revolving line of credit. We used the proceeds from the term loan facility to repay in full all outstanding indebtedness under the promissory notes held by entities affiliated with Summit Partners and the revolving credit facility with Silicon Valley Bank.

Change in Fair Value of Redeemable Preferred Stock Conversion Feature

	Six Months Ended June 30,		Change
	2004	2005	In Dollars	Percentage
Change in fair value of redeemable preferred stock conversion feature	$1,276,482	$11,372,221	$10,095,739	791%
Percentage of service revenue	8%	40%

We first issued shares of our redeemable preferred stock on March 31, 2004. The fair value of the redeemable preferred stock conversion feature was determined to be approximately $1,670,277 on March 31, 2004 and was recorded as a liability at the date of issuance, reducing the recorded value of redeemable preferred stock. From March 31, 2004 to June 30, 2004, the fair value of the redeemable preferred stock conversion feature increased from $1,670,277 at March 31, 2004 to $2,946,759 at June 30, 2004, resulting in a non-cash expense of $1,276,482 for the six months ended June 30, 2004. In the six months ended June 30, 2005, the fair value of the embedded conversion feature increased from $5,527,777 at December 31, 2004 to $16,899,998 at June 30, 2005, resulting in a non-cash expense of $11,372,221. Upon completion of this offering, all outstanding shares of redeemable preferred stock will convert into common stock, and, as a result, we will not record any additional expenses associated with the change in fair value of the conversion feature of our redeemable preferred stock.

Income Tax Expense

	Six Months Ended June 30,		Change
	2004	2005	In Dollars	Percentage
Income tax expense	$1,358,099	$2,464,155	$1,106,056	81%
Percentage of service revenue	8%	9%

We recorded an income tax expense of approximately $1.4 million for the six months ended June 30, 2004 and approximately $2.5 million for the six months ended June 30, 2005. Because we operated as a limited liability company during the first quarter of 2004, we were subject to federal income taxes for only a portion of the six months ended June 30, 2004, resulting in a lower income tax expense as compared to the same period for 2005.

Comparison of Fiscal Years Ended December 31, 2003 and December 31, 2004

Service Revenue

	Fiscal Year Ended December 31,		Change
	2003	2004	In Dollars	Percentage
Service revenue	$16,216,322	$39,283,002	$23,066,680	142%

The increase in service revenue from 2003 to 2004 resulted primarily from an increase in the number of our radiology group and hospital customers, increased utilization by our customers of our hours of service and the growth in the use of diagnostic imaging technologies and procedures in the healthcare market during this period. The number of customers to which we provided service increased from 165 as of December 31, 2003 to 291 as of December 31, 2004, a 76% increase. The increase in the number of our customers resulted primarily from increased market acceptance of teleradiology as a solution, an increase in the recognition by the marketplace of the quality of our service offerings, the success by our sales professionals in generating new customers, and an improvement in our ability to meet the increased demand for our service, primarily through the addition of affiliated radiologists and the expansion of our hours of service. As of December 31, 2003, we provided service from 8 p.m. to 8 a.m. for hospitals located in the eastern time zone. As of December 31, 2004, we had expanded our service offering to 5 p.m. to 8 a.m. local time for all time zones in the continental United States as well as 24 hours-a-day coverage on weekends and holidays. We were able to provide these additional hours of coverage in part due to our acquisition of DayHawk Radiology Services, LLC as well as the establishment of an additional reading facility in Zurich, Switzerland. In addition to the expansion of service hours, the increase in revenue from existing customers resulted from an increase in the utilization of our service by our customers as a result of those customers adding new hospitals. The aggregate increase in service revenue due to these factors was offset partially by pricing pressure resulting from increased competition.

Operating Costs and Expenses

Professional Services

	Fiscal Year Ended December 31,		Change
	2003	2004	In Dollars	Percentage
Professional services (1)	$6,417,803	$15,049,399	$8,631,596	134%
Percentage of total revenue	39%	38%

(1)	Includes non-cash stock-based compensation expense of $653,050 for 2003 and $1,544,781 for 2004.

The increase in professional services expense from 2003 to 2004 resulted primarily from the following factors:

•	Physician Compensation Expense. Our physician compensation expense increased from $5.3 million for 2003 to $12.7 million for 2004, a 140% increase. This increase resulted primarily from an increase in the number of our affiliated radiologists providing service as well as an increase in the service fees we paid to our affiliated radiologists as a result of scheduled increases in hourly compensation under the terms of the professional services agreements with our affiliated radiologists. From December 31, 2003 to December 31, 2004, we increased the number of our affiliated radiologists from 14 to 27. This increase was driven primarily by the increased demand for our services and was attributable to our ability to effectively recruit additional radiologists to meet such demand. However, our physician compensation expense as a percentage of service revenue decreased from 33% to 32% from 2003 to 2004. This decrease as a percentage of service revenue resulted primarily from increased workload efficiencies of our affiliated radiologists and improvements in our workflow technologies, offset in part by contractual increases radiologist hourly compensation.

•	Medical Liability Expense. Our medical liability insurance related expense increased from approximately $491,000 for 2003 to $792,000 for 2004, a 61% increase. Of the approximately $792,000 expense recorded in 2004, $200,000 was attributable to a claims loss contingency expense on two medical liability claims. We had no claims loss contingency expense for 2003.

•	Physician Stock-Based Compensation Expense. In 2003, we recorded physician stock-based compensation expense of approximately $653,000 in connection with the issuance of warrants to purchase membership units in Nighthawk Radiology Services, LLC to two of our affiliated radiologists. In 2004, one of these warrants remained outstanding, which we satisfied by issuing 1,259,375 shares of our common stock to that radiologist, resulting in a stock compensation expense of approximately $1.5 million. In addition, in 2004, we granted options to purchase an aggregate of 693,099 shares of our common stock to our affiliated radiologists, resulting in a stock compensation expense of approximately $46,000.

Sales General and Administrative

	Fiscal Year Ended December 31,		Change
	2003	2004	In Dollars	Percentage
Sales, general, and administrative (1)	$4,862,452	$11,991,386	$7,128,934	147%
Percentage of service revenue	30%	31%

(1)	Includes non-cash stock-based compensation expense of $0 for 2003 and $144,822 for 2004.

The increase in our sales, general and administrative expense from 2003 to 2004 resulted primarily from increases in payroll expense due to the implementation of our executive bonus plan as well as increases in personnel in our management, software development, quality control and licensing and privileging departments. In addition, sales, general and administrative expense for this period increased as a result of increases in information technology and telecommunications expenses, facilities and office-related expenses, licensing and privileging expenses, sales and marketing expenses and other general and administrative expenses. Finally, sales general and administrative expense was greater for 2004 than for 2003 due to certain equity issuances in 2004 that resulted in non-physician stock compensation expense.

•	Payroll and Related Expense. Our sales, general and administrative headcount increased from 53 at December 31, 2003 to 98 at December 31, 2004, an 85% increase. This resulted in an increase in payroll expense from approximately $2.6 million for 2003 to $7.1 million for 2004, a 173% increase. This increase in payroll expense resulted primarily from the implementation of our executive bonus plan as well as personnel additions in our quality control, information technology, finance, and licensing and privileging departments. Expressed as a percentage of service revenue, sales, general and administrative payroll expense increased from 16% of service revenue for 2003 to 18% of service revenue for 2004. This increase in sales, general and administrative payroll expense, expressed as a percentage of service revenue, resulted primarily from the implementation of the executive bonus plan.

•	Information Technology and Telecommunications Expense. Our non-payroll information technology and telecommunications expense increased from approximately $381,000 for 2003 to $904,000 for 2004, a 137% increase. This increase resulted primarily from our continued investment in the redundancy and reliability of our network as well as increased costs associated with implementing and supporting an increased number of operating sites.

•	Facilities Expense. Our facilities and office-based expense increased from approximately $431,000 for 2003 to $949,000 for 2004, a 120% increase. The increase in facilities and office based expense was driven primarily by increased facilities occupancy expenses associated with our office expansions in Sydney, Australia and Coeur d’Alene, Idaho, and the establishment of our reading facility in Zurich, Switzerland and our office in Milwaukee, Wisconsin.

•	Licensing and Privileging Expense. Our non-payroll licensing and privileging expense consists primarily of fees paid in connection with the state medical licenses and hospital privileges we obtain on behalf of our affiliated radiologists. Non-payroll licensing and privileging expenses increased from $593,000 for 2003 to $931,000 for 2004, a 57% increase.

•	Other General and Administrative Expense. Our other general and administrative expense increased from approximately $603,000 for 2003 to $1.6 million for 2004, or a 165% increase. The increase in other general and administrative expense was driven primarily by increased legal, consulting, accounting, and travel expenses.

•	Non-Physician Stock Compensation Expense. We recorded non-physician stock compensation expense of zero in 2003 because we did not issue any options or other equity securities to our employees, directors or non-physician contractors. In October 2004, we adopted the 2004 Stock Plan and began issuing options to employees and certain of our non-physician contractors. In 2004, we issued options to purchase an aggregate of 613,000 shares of our common stock to our employees, directors and non-physician contractors, resulting in stock compensation expense of $35,000. In addition, in June 2004, we issued 798,595 unvested shares of our common stock to an individual who now serves as a member of our board of directors. This resulted in a stock compensation expense of approximately $100,000 in 2004.

Other Income (Expense)

Interest Expense

	Fiscal Year Ended December 31,		Change
	2003	2004	In Dollars	Percentage
Interest expense	$6,915	$880,671	$873,756	12,636%
Percentage of service revenue	—%	2%

Our interest expense in 2003 consisted primarily of interest paid on an outstanding $1.1 million line of credit, while our interest expense in 2004 consisted primarily of interest payable under outstanding promissory notes issued to entities affiliated with Summit Partners as well as interest payable under a $3 million revolving line of credit with Silicon Valley Bank. The aggregate principal balance of the outstanding promissory notes was approximately $9 million at December 31, 2004. The aggregate balance of our revolving credit facility with Silicon Valley Bank was $3 million at December 31, 2004.

Change in Fair Value of Redeemable Preferred Stock Conversion Feature

	Fiscal Year Ended December 31,		Change
	2003	2004	In Dollars	Percentage
Change in fair value of redeemable preferred stock conversion feature	$—	$3,857,500	$3,857,500	—%
Percentage of service revenue	—%	10%

There were no shares of redeemable preferred stock outstanding in 2003 and, as a result, we did not record any expense related to the redeemable preferred stock conversion feature in 2003. We first issued shares of our redeemable preferred stock on March 31, 2004. The fair value of the redeemable preferred stock conversion feature was approximately $1,670,277 on March 31, 2004 and approximately $5,527,777 at December 31, 2004. This increase in fair value of the redeemable preferred stock conversion feature resulted in expense of $3,857,500 for 2004. Upon completion of this offering, all outstanding shares of redeemable preferred stock will convert into common stock, and, as a result, we will not record any additional expense associated with the change in fair value of the conversion feature of our redeemable preferred stock.

Income Tax Expense

	Fiscal Year Ended December 31,		Change
	2003	2004	In Dollars	Percentage
Income tax expense	$—	$3,662,563	$3,662,563	—%
Percentage of service revenue	—%	9%

We recorded an income tax provision of $0 for 2003 and approximately $3.7 million for 2004. Because we operated as a limited liability company, or LLC, during 2003, we were not subject to federal income taxes and therefore did not record an income tax provision for that period.

Redeemable Preferred Stock Accretion

	Fiscal Year Ended December 31,		Change
	2003	2004	In Dollars	Percentage
Redeemable preferred stock accretion	$—	$764,742	$764,742	—%
Percentage of service revenue	—%	2%

The redeemable preferred stock accretion is comprised of two types of accretion based on the underlying redeemable preferred stock: (1) $168,171 represents the accretion of dividends at a daily rate of 6% per annum, and (2) $596,571 represents the accretion of the carrying amount of the redeemable preferred to its redemption value using the effective interest method through the redemption period.

Comparison of Fiscal Years Ended December 31, 2002 and December 31, 2003

Service Revenue

	Fiscal Year Ended December 31,		Change
	2002	2003	In Dollars	Percentage
Service revenue	$4,666,645	$16,216,322	$11,549,677	247%

The increase in service revenue from 2002 to 2003 resulted primarily from an increase in the number of our radiology group and hospital customers, increased utilization by our customers of our hours of service and the growth in the use of diagnostic imaging technologies and procedures in the healthcare market during this period. The number of customers to whom we provided service increased from 51 as of December 31, 2002 to 165 as of December 31, 2003, a 224% increase. The increase in the number of our customers that we provided service to resulted primarily from increased market acceptance of teleradiology as a solution, an increase in the recognition by the marketplace of the quality of our service offerings, the success by our sales professionals in generating new customers, as well as an improvement in our ability to meet the increased demand for our service, primarily through the addition of affiliated radiologists. In addition, the increase in revenue also resulted from an increase in the utilization of our service by our customers as a result of those customers adding new hospitals.

Operating Costs and Expenses

Professional Services

	Fiscal Year Ended December 31,		Change
	2002	2003	In Dollars	Percentage
Professional services (1)	$1,941,452	$6,417,803	$4,476,351	231%
Percentage of service revenue	42%	39%

(1)	Includes non-cash stock-based compensation expense of $262,765 for 2002 and $653,050 for 2003.

The increase in professional services expense from 2002 to 2003 resulted primarily from the following factors:

•	Physician Compensation Expense. Our physician compensation expense increased from $1.5 million for 2002 to $5.3 million for 2003, a 253% increase. This increase resulted primarily from an increase in the number of affiliated radiologists providing service as well as an increase in the service fees we paid to affiliated radiologists as a result of scheduled increases in hourly compensation under the terms of the professional services agreements with our affiliated radiologists. From December 31, 2002 to December 31, 2003, we increased the number of affiliated radiologists from 8 to 14. This increase was driven primarily by the increased demand for our services and was attributable to our ability to effectively recruit additional radiologists to meet such demand.

•	Medical Liability Expense. Our medical liability insurance related expense increased from approximately $144,000 for 2002 to $491,000 for 2003, a 241% increase.

•	Physician Stock-Based Compensation Expense. In 2002, we recorded physician stock-based compensation expense of approximately $263,000 in connection with the issuance of a warrant to purchase membership units in Nighthawk Radiology Services, LLC to one of our affiliated radiologists. In 2003, we issued an additional warrant to purchase membership units in Nighthawk Radiology Services, LLC to one of our affiliated radiologists, resulting in stock compensation expense of $653,000 in 2003.

Sales General and Administrative Expense

	Fiscal Year Ended December 31,		Change
	2002	2003	In Dollars	Percentage
Sales, general, and administrative (1)	$1,624,654	$4,862,452	$3,237,798	199%
Percentage of service revenue	35%	30%

(1)	Includes non-cash stock-based compensation expense of $0 for 2002 and $0 for 2003.

The increase in our sales, general and administrative expense from 2002 to 2003 resulted primarily from increases in payroll expense due to increases in personnel in our software development, quality control and licensing and privileging departments. In addition, sales, general and administrative expense for this period increased as a result of increases in information technology and telecommunications expense, facilities and office-related expense, licensing and privileging expense, sales and marketing expense and other general and administrative expense.

•	Payroll and Related Expense. Our sales, general and administrative headcount increased from 17 at December 31, 2002 to 53 at December 31, 2003, a 212% increase resulting in an increase in payroll expense from approximately $814,000 for 2002 to $2.6 million for 2003, a 219% increase. This increase in payroll expense resulted primarily from the personnel additions in our quality control, information technology, finance, and licensing and privileging departments. Expressed as a percentage of service revenue, sales, general and administrative payroll expense decreased from 17% of service revenue for 2002 to 16% of service revenue for 2003.

•	Information Technology and Telecommunications Expense. Our non-payroll information technology and telecommunications expense increased from approximately $98,000 for 2002 to $381,000 for 2003, a 289% increase. This increase resulted primarily from continued investment in the redundancy and reliability of our network as well as increased costs associated with implementing and supporting an increased number of operating sites.

•	Facilities Expense. Our facilities and office-based expense increased from approximately $235,000 for 2002 to $431,000 for 2003, a 83% increase. The increase in facilities and office based expense was driven primarily by increased facilities occupancy expense associated with office expansions in Sydney, Australia and Coeur d’Alene, Idaho.

•	Licensing and Privileging Expense. Our non-payroll licensing and privileging expense consists primarily of fees paid in connection with the state medical licenses and hospital privileges we obtain on behalf of our affiliated radiologists. Our non-payroll licensing and privileging expense increased from $201,000 for 2002 to $593,000 for 2003, a 195% increase.

•	Other General and Administrative Expense. Our other general and administrative expense increased from approximately $210,000 for 2002 to $603,000 for 2003, a 187% increase. The increase in other general and administrative expense was driven primarily by increased legal, travel and radiologist recruiting expenses.

Other income (expense)

Interest Expense

	Fiscal Year Ended December 31,		Change
	2002	2003	In Dollars	Percentage
Interest expense	$40,072	$6,915	$(33,157)	(83)%
Percentage of service revenue	1%	—%

Interest Expense.    Our interest expense in both 2002 and 2003 consisted primarily of interest incurred on amounts outstanding under a line of credit. Interest expense decreased from 2002 to 2003 because we did not utilize the line of credit in 2003 to the same extent that we did in 2002, primarily because we were able to use the revenue generated from our services to fund our operating expenses.

Liquidity and Capital Resources

Cash and Cash Equivalents

Our financial position includes cash and cash equivalents of $6 million and $5.8 million at June 30, 2005 and December 31, 2004, respectively.

Operating Activities

Since our inception in August 2001, we have funded our operations primarily from cash flows generated by our operating activities. Net cash from operations in 2002, 2003 and 2004 was approximately $468,000, $4.3 million and $10.2 million, respectively. Net cash from operations was $6.0 million for the six months ended June 30, 2004, and $2.6 million for the six months ended June 30, 2005, a decrease of 57%.

For the six months ended June 30, 2005, we generated net cash from operations of approximately $2.6 million from a net loss of approximately $7.5 million (which net loss reflects approximately $14.7 million of non-cash charges that did not impact our net cash from operations during this period). Our net cash from operations during this period included an increase in our accounts payable and accrued expenses of approximately $525,000 and was offset by an increase in accounts receivable of approximately $4.0 million, an increase in prepaid expenses and other assets of approximately $867,000, a decrease in deferred income taxes of approximately $352,000, a decrease in accrued payroll and related benefits of approximately $194,000 and a decrease in our accrued interest payable of approximately $248,000. These changes can be attributed primarily to the growth in our business as well as other factors described more fully below.

For the six months ended June 30, 2004, we generated net cash from operations of approximately $6.0 million from net income of approximately $2.4 million (which reflects approximately $2.0 million of non-cash charges that did not impact our net cash from operations during this period). Our net cash from operations during this period included an increase in our accounts payable and accrued expenses of approximately $2.5 million, an increase in our accrued payroll and related benefits of approximately $1.1 million and an increase in our deferred income taxes of approximately $277,000 and was offset by an increase in accounts receivable of approximately $2.0 million and an increase in prepaid expenses and other assets of approximately $69,000. These changes can be attributed primarily to the growth in our business.

The changes in our operating assets and liabilities and the associated impacts on our net cash from operations during the six months ended June 30, 2004 as compared to the changes during the six months ended June 30, 2005 are primarily due to the following factors:

•	Accounts Receivable. Accounts receivable increased by $4.0 million during the six months ended June 30, 2005 compared to a $2.0 million increase during the six months ended June 30, 2004. Increases in accounts receivable decrease cash from operations. This change was attributable primarily to increased service revenues during the six months ended June 30, 2005 coupled with an increase in our days sales outstanding, or DSO, from 45 to 53. We calculate our DSO based upon a three month average of accounts receivable and revenue. The increase in our DSO was primarily due to an increase in the amount of time required to prepare and issue our monthly customer invoices during the transition period associated with our implementation of an automated billing system. We completed implementation of this automated billing process in September 2005 and believe it, together with an increased focus on the collection process, will enable us to prepare and deliver invoices more quickly.

•	Accounts Payable and Accrued Expenses. Accounts payable and accrued expenses increased by $0.5 million during the six months ended June 30, 2005 compared to $2.5 million during the six months ended June 30, 2004. Increases in accounts payable and accrued expenses increase cash from operations. This increase was primarily due to the expansion of our operations and the change in the timing of our payment of physician compensation. Prior to January 1, 2004, we paid our affiliated radiologists on the last day of the month during which services were rendered. In January 2004, we began to compensate our affiliated radiologists in the first week following the month in which the radiologists rendered the professional services. This change in the timing of payments to our affiliated radiologists resulted in an accrual for physician compensation at the end of the six months ended June 30, 2004 that was not present at the beginning of that period.

•	Accrued Payroll and Related Benefits. Our accrued payroll and related benefits decreased by $0.2 million during the six months ended June 30, 2005 compared to a $1.1 million increase during the six months ended June 30, 2004. Increases in accrued payroll and related benefits increase cash from operations. This change was due primarily to the implementation of an expanded executive, employee, and physician bonus plan and the timing of the payments of these liabilities. Prior to 2004, we did not accrue any liabilities associated with staff or physician bonuses as these bonuses were entirely discretionary and were declared and satisfied at the end of 2003. In 2004, we implemented a bonus plan for our executives, employees and physicians and accrued a liability for these bonuses throughout the year.

•	Prepaid Expenses and Other Assets. Our prepaid expense and other assets decreased by $0.9 million during the six months ended June 30, 2005 compared to a decrease of $0.1 million during the six months ended June 30, 2004. Decreases in prepaid expenses and other assets decrease cash from operations. This change was due primarily to an increase in expenses related to this offering as well as an increase in prepaid medical liability premiums.

Net Cash Used in Investing Activities

Net cash used in investing activities was $1.6 million for the six months ended June 30, 2005 compared to $996,000 for the six months ended June 30, 2004. This increase in net cash used in investing activities over this period resulted primarily from increased capital expenditures associated with purchases of equipment and continued investment in our information technology infrastructure. Net cash used in investing activities was $418,000 in 2002, $1.0 million in 2003 and $2.8 million in 2004. In November 2004, we acquired DayHawk Radiology Services, LLC for $1.2 million in cash (of which $500,000 was issued in the form of a promissory note which was repaid in May 2005) and the issuance of 600,000 shares of our common stock.

Net Cash Used in Financing Activities

Net cash used in financing activities was $752,000 for the six months ended June 30, 2005 compared to $3.4 million for the six months ended June 30, 2004. In 2004, cash provided from financing activities included $12 million in proceeds from the issuance of promissory notes and $13 million in proceeds from the issuance of redeemable preferred stock in connection with our recapitalization in March 2004. Of these proceeds, approximately $24.7 million was used to purchase all of the outstanding units in Nighthawk Radiology Services, LLC, held by persons other than our executive officers and approximately $1.5 million was used to satisfy expenses incurred in connection with the recapitalization. In addition, in 2004, we distributed approximately $2.2 million to the members of Nighthawk Radiology Services, LLC as a distribution of the LLC’s earnings in fiscal 2003 and the first quarter of 2004. Finally, in 2004, we entered into a $3.5 million revolving credit facility with Silicon Valley Bank, the proceeds of which we used to satisfy an aggregate of $3 million of the promissory notes issued in March 2004 to the holders of our redeemable preferred stock.

In April 2005, we entered into a term loan facility and revolving line of credit with Comerica Bank pursuant to a loan and security agreement, the proceeds from which we used to repay all outstanding indebtedness under the promissory notes held by entities affiliated with Summit Partners and the revolving credit facility with Silicon Valley Bank. In June 2005, we paid $750,000 to Comerica Bank as our first principal payment under our term loan facility. Any borrowing under this loan agreement is secured by a first priority security interest in all of our assets. The loan and security agreement includes customary affirmative and negative covenants and we are required to maintain certain leverage and coverage ratios. As of the date of this prospectus, we were not in default of any such restrictions or covenants.

In August 2005 we amended our term credit facility with Comerica Bank to provide for an additional $20 million of indebtedness. We borrowed an aggregate of $13 million under our term facility and distributed the amount as a special dividend to our common and preferred stockholders. Immediately prior to this offering we intend to borrow an additional $7 million under our term loan facility and distribute the amount as a special dividend to our common and preferred stockholders. We anticipate repaying all outstanding indebtedness to Comerica Bank with the proceeds of this offering.

We believe that our cash balances and the expected cash flow from operations will be sufficient to fund our operating activities, working capital, acquisitions and capital expenditure requirements for the next eighteen months. We expect our long-term liquidity needs to consist primarily of working capital, capital expenditure requirements and future acquisitions. We intend to fund these long-term liquidity needs from cash generated from operations. However, our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. Many of these factors are beyond our control and cannot be anticipated at this time. To the extent that funds generated by this public offering, together with existing cash and securities and cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. If additional funds are obtained by issuing equity securities, substantial dilution to existing stockholders may result. Other than our agreement with ATN, we are not currently a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, although we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations and Commitments

The following table presents a summary of our contractual obligations and commitments as of June 30, 2005 excluding the redeemable preferred stock and redeemable common stock. Upon the completion of this offering all outstanding shares of redeemable preferred stock will convert into shares of common stock, the rights of the holders of redeemable preferred stock to receive accrued dividends will terminate and the redemption rights of certain holders of common stock will terminate. Professional services agreements with our affiliated radiologists are not included because they are terminable by either party, subject to certain notice provisions. We intend to use a portion of the proceeds from this offering to repay in full all outstanding long term debt and accrued interest.

	Payments Due Within
	1 Year	2-3 Years	4-5 Years	More than 5 Years	Total
Long term debt to bank (including current portion)	$3,000,000	$6,000,000	$2,250,000	—	$11,250,000
Interest on long term debt (1)	691,747	860,497	170,038	—	1,722,282
Operating and capital lease commitments	801,200	1,311,600	608,200	—	2,721,000

Total contractual obligations	$4,492,947	$8,172,097	$3,028,238	—	$15,693,282

(1)	Future interest payments are calculated based on the assumption that all debt is outstanding until maturity. Interest has been calculated for all future periods using a rate of 6%.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Although our affiliated radiologists primarily work from our centralized reading facilities in Australia and Switzerland, the professional service fees we pay to our affiliated radiologists are primarily denominated in U.S. dollars. As such, only our operating leases in those countries represent foreign currency exchange risks. As a result, we are not currently subject to material foreign currency exchange risk, and we have not, to date, entered into any hedging contracts. If a weakening U.S. dollar requires us to increase the amounts we pay to our affiliated radiologists in the future, our results of operations and cash flows may be affected. Primarily, these risks are related to the foreign currency exchange rates between the U.S. dollar, the Australian dollar and the Swiss franc.

Interest Rate Sensitivity

We had cash and cash equivalents totaling $2.2 million at December 31, 2003, $5.8 million at December 31, 2004 and $6.0 million at June 30, 2005. These amounts were invested primarily in interest-bearing money market accounts. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. However, any declines in interest rates will reduce future investment income.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)) which is a revision of SFAS No. 123. SFAS No. 123(R) and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments. Upon adoption, the fair value of all employee stock option awards will be expensed in the Company’s statement of income, typically, over the related vesting period of the options. SFAS No. 123(R) requires use of fair value to measure share-based awards issued to employees, computed at the date of grant. SFAS No. 123(R) will be effective beginning January 1, 2006. The Company has not yet completed its assessment and has not yet determined the effect of adopting SFAS No. 123(R).

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. We have not determined the effect of adopting SFAS No. 153.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This Statement replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principles. This Statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provisions of SFAS No. 154 are effective for fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 in 2006 to have a material impact on its results of operations or financial position.

BUSINESS

Overview

We are the leading provider of nighttime and weekend, or off-hours, emergency radiology services to radiology groups and hospitals across the United States. Our team of American Board of Radiology-certified, U.S. state-licensed and hospital-privileged radiologists uses our proprietary workflow technology to provide radiological interpretations, or reads, to our customers in the United States primarily from our centralized reading facilities located in Sydney, Australia and Zurich, Switzerland. By locating our affiliated radiologists in Australia and Switzerland, we can provide off-hours reads in the United States during our radiologists’ local daylight hours. The reads that we provide to our customers primarily consist of preliminary diagnoses of emergency trauma and non-traumatic emergency conditions. As of June 30, 2005, our affiliated radiologists provided services to 347 customers serving 693 hospitals, or approximately 12% of all hospitals in the United States. Most of these customers do not currently contract for all of the hours of coverage that we are able to provide. Since our first full year of operations, we have experienced significant revenue growth, from $4.7 million in 2002 to $16.2 million in 2003 to $39.3 million in 2004.

The U.S. healthcare market is experiencing a substantial increase in the development and use of diagnostic imaging technologies and procedures. From 2000 to 2003, computed tomography procedures, which currently comprise approximately 89% of the reads performed by our affiliated radiologists, increased at an average annual rate of 14.0%. In contrast, the number of radiologists is only increasing by approximately 1.5% annually. In addition, U.S. hospitals now generally require their contracted radiology groups to provide services 24-hours per day, seven days a week. As a consequence, radiologists have experienced, and we believe will continue to experience, increased workloads and increased demands to provide reads during off-hours periods.

For radiology groups, providing off-hours reads often results in the allocation of scarce physician resources to periods during which the volume of diagnostic imaging procedures for any one radiology group is typically low, resulting in operating inefficiencies and related costs. In addition, requirements to provide off-hours reads often limit the growth of radiology groups because of the difficulty of recruiting new radiologists into radiology groups that have off-hours coverage commitments. These radiology groups, which provide substantially all emergency radiology services in the United States, comprise the principal market for our services. By reducing the burdens associated with providing off-hours reads, we believe that we can improve the efficiency and productivity of radiology groups by enabling them to allocate their scarce physician resources to regular business hours, which typically are periods of higher demand. We also believe that our services enable radiology groups to recruit and retain radiologists more effectively, which permits them to pursue additional growth opportunities.

For individual radiologists, providing off-hours reads often results in a significant quality-of-life burden. During an on-call period, a radiologist may be required to perform reads several times during a night, often waking the radiologist or otherwise disrupting the radiologist’s evening. By providing off-hours reads on behalf of radiologists, we believe that our service improves their quality of life.

We bill our radiology group and hospital customers directly for our services, and, as a result, we are not currently dependent on payment by third-party payors or patients. Also, because third-party payors and patients pay only for the final, or primary, reads performed by our customers and not the preliminary reads that we provide, our services do not result in any incremental costs to third-party payors or patients.

Industry Background

Diagnostic Imaging

The practice of diagnostic radiology involves the interpretation of images of the human body to aid in the diagnosis and treatment of diseases, conditions and injuries. Diagnostic imaging procedures include computed tomography, or CT, magnetic resonance imaging, or MRI, ultrasound, nuclear medicine and X-ray technologies.

Diagnostic radiologists correlate imaging findings with clinical information and other medical examinations, make diagnoses and may recommend further examinations or treatments. Frost & Sullivan, a research firm, estimates that 420.7 million diagnostic imaging procedures were performed in the United States in 2003.

Due to significant advances in imaging quality and technology, diagnostic imaging procedures are becoming increasingly essential components of the practice of medicine in most medical centers and hospitals. The non-invasive nature of most diagnostic imaging procedures, combined with faster digital processing capabilities and rapid broadband connectivity that allows for the transmission of images to radiology experts, has made the performance of these procedures in the emergency room and in other treatment venues more appealing and practical. As a result, physicians are relying more heavily on imaging procedures and radiological interpretations provided by radiologists as a standard of care to aid in patient care management decisions, resulting in continuing growth in the volume of radiological procedures performed. According to Frost & Sullivan, the volume of diagnostic radiology procedures increased during the periods indicated as follows:

Type:	Procedures in 2000	Procedures in 2003	Average Annual Increase (1)	Description
Computed Tomography (CT)	34.1 million	50.6 million	14.0%	Uses specialized X-ray equipment to create cross-sectional views of internal anatomy

Magnetic Resonance Imaging (MRI)	14.5 million	21.0 million	13.0%	Uses radio frequency waves and a strong magnetic field to produce images of internal anatomy

Type:	Procedures in 1993	Procedures in 2003	Average Annual Increase (1)	Description
Computed Tomography (CT)	20.0 million	50.6 million	9.7%	Uses specialized X-ray equipment to create cross-sectional views of internal anatomy

Ultrasound	40.0 million	60.0 million	4.1%	Uses high-frequency sound waves to obtain images of internal anatomy

Magnetic Resonance Imaging (MRI)	7.9 million	21.0 million	10.3%	Uses radio frequency waves and a strong magnetic field to produce images of internal anatomy

X-ray	231.5 million	270.1 million	1.6%	Uses radiation passing through the body to produce images of internal anatomy

(1)	Percentages calculated by NightHawk Radiology Holdings, Inc.

The diagnostic imaging services industry is expected to continue to grow as a result of:

Positive market dynamics.    Increasing physician awareness and utilization of imaging as a standard of care to aid in patient diagnosis, including its use as a preventive screening method, as well as an increased availability of diagnostic imaging equipment in medical centers and hospitals, has fueled the growth of the diagnostic imaging industry. Also, the use of diagnostic imaging procedures has risen with the increased provision of healthcare services generally due to an aging population in the United States. In addition, hospital emergency rooms are increasingly the first point of entry into the healthcare system for patients, resulting in a greater number of radiological procedures being ordered by emergency room physicians. Finally, diagnostic imaging procedures are being ordered more frequently than in the past as physicians seek to better manage medical liability risks by gathering as much data as possible to support their diagnoses and treatment protocols.

Advances in diagnostic imaging technologies.    Advances in diagnostic imaging technologies and techniques have resulted in higher quality images, which facilitate the diagnosis of a wide variety of diseases and injuries quickly and accurately without exploratory surgery or other invasive procedures that are typically more expensive and result in higher risk and rehabilitation time to the patient. New imaging technologies and techniques have also permitted radiologists to make additional diagnoses not previously possible and have resulted in broader applications for diagnostic imaging technologies.

Advances in diagnostic-quality image transmission technologies.    The advent of the Digital Imaging and Communications in Medicine, or DICOM, standard for transferring images and associated information, high-speed broadband internet connections, digitization and picture archival and communication systems, or PACS, has contributed to increased utilization of diagnostic imaging technologies by permitting radiologists to practice remotely. As a result of these improvements in image transmission technologies, the time needed for an offsite radiologist to complete a read has generally decreased. Particularly in an emergency room setting, more rapid diagnosis of acute medical problems aids in the prompt identification of patients that need urgent surgery or hospital admission, decreases mortality and morbidity, and reduces healthcare costs by averting unnecessary hospital admissions and surgery.

The Current Approach to Off-hours Radiology

Emergency room physicians increasingly consider radiological interpretations a necessary resource that must be immediately available to them, including during off-hours periods, to aid their diagnoses. As a result, hospitals typically contract with outside radiology groups to provide radiological interpretations 24-hours per day, seven days a week.

At most hospitals, when an emergency occurs outside regular business hours and a radiological procedure has been performed, either the emergency room physician or a radiologist from the contracted radiology group will interpret the radiological images. For certain simple procedures, such as an X-ray of a broken bone, the emergency room physician often performs the interpretation. For more complex images of intricate anatomy generated by CT, MRI, ultrasound and nuclear medicine procedures, the on-call radiologist, rather than the emergency room physician, typically performs the interpretation. When an on-call radiologist is required to perform the read, emergency room personnel will contact the radiologist, often waking the radiologist or otherwise disrupting the radiologist’s evening, and then transmit the images, often to the radiologist’s home office. The radiologist will interpret the images and call or fax preliminary findings to the emergency room physician for appropriate patient management. During any given night, an on-call radiologist may repeat this routine several times. The following morning, a primary interpretation is performed by the same or a different radiologist in order to confirm the overnight analysis.

This approach presents certain challenges to radiology groups, including:

•	Decreased productivity and efficiency. As a consequence of the interrupted sleep patterns that often result from performing off-hours reads, a radiologist may be less productive or may not work at all the following day. In addition, providing off-hours reads requires the allocation of scarce physician resources to off-hours periods that for any one radiology group are typically characterized by lower volumes of procedures, which results in operating inefficiencies and related costs for a radiology group.

•	Recruitment and retention. The on-call paradigm, characterized by nighttime and weekend service requirements, results in a compromised quality of life for on-call radiologists. The current shortage of radiologists has resulted in a job market where radiologists can be selective regarding professional opportunities and has increased the challenges associated with recruiting and retaining radiologists willing to provide off-hours reads. As a consequence, radiology groups are increasingly finding it difficult to retain radiologists or increase the size of their practice groups if they have off-hours coverage commitments.

Some radiology groups and hospitals have responded to these challenges by designating certain radiologists to work exclusively during the night. This approach also presents challenges due to the scarcity of radiologists interested in working nighttime shifts, high turnover rates and higher salary demands for such work. Also, there is often less camaraderie and onsite interaction with colleagues.

Our Solution

We are the leading provider of off-hours emergency radiology services to radiology groups and hospitals across the United States. Our team of American Board of Radiology-certified, U.S. state-licensed and hospital-privileged radiologists provides radiological interpretations to our customers in the United States primarily from our centralized reading facilities located in Sydney, Australia and Zurich, Switzerland. We contract with radiology groups and hospitals in the United States to cover their off-hours radiology needs.

Key benefits of our solution to radiologists, hospitals and patients include:

•	Improved efficiency for our customers. By using our services, radiology groups with off-hours coverage commitments may allocate scarce physician resources to periods during which the volume of radiological procedures is typically higher than during off-hours periods. This reallocation of resources can reduce the operating inefficiencies and related costs typically associated with providing off-hours coverage.

•	Enhanced quality of patient care. We believe that our solution enhances the ability of our customers to provide high-quality healthcare services to their patients 24-hours per day, seven days a week as a result of the following:

°	Focus on emergency radiology. Our affiliated radiologists currently receive emergency radiological examinations from more than 693 hospitals, resulting in our affiliated radiologists devoting their working hours almost exclusively to performing emergency radiology interpretations. Due to this focus, we consider our affiliated radiologists to be specialists in the area of emergency radiology.

°	Multiple physician review. Our affiliated radiologists typically perform preliminary reads in order to assist emergency room physicians in determining what immediate care, if any, is necessary for emergency room patients. Following our preliminary read, a radiologist associated with the radiology group servicing the applicable hospital will typically perform a primary, or final, read. Because two independent radiologists review each set of radiological images, we believe that the expertise brought to each examination and the resulting quality of patient care is increased.

°	Wider access to care. Any hospital that has or installs a DICOM image server and that has broadband internet access can utilize our services. As a result, patients in underserved or rural communities, which are often challenged in recruiting radiologists to practice in their locales, can have the same access to radiological services as patients in other areas.

°	Practice during daylight hours. U.S. radiologists typically provide reads during nighttime shifts as a result of on-call coverage commitments. Our affiliated radiologists work primarily in our reading facilities located in Sydney, Australia and Zurich, Switzerland where, due to geographic time differences, they perform off-hours reads for our customers during the radiologists’ local daylight hours.

•	Recruitment and retention of radiologists by our customers. Our solution enhances the quality of life of our customers’ radiologists by reducing their off-hours coverage commitments. As a consequence, we believe that our customers can more effectively recruit and retain highly-qualified radiologists in a competitive job market where off-hours coverage commitments often result in lower job satisfaction.

•

Highly-qualified radiologists.    Our affiliated radiologists are American Board of Radiology-certified in the United States and have received their medical training at some of the most respected medical schools in the United States. These radiologists include former chief residents and fellows from Cornell University, Harvard University, New York University, Northwestern University, the University of

Pennsylvania, Stanford University and Vanderbilt University. In recognition of the expertise that our affiliated radiologists have developed in emergency radiology, Harvard’s Brigham & Women’s Hospital has established a program that places their emergency radiology fellows in our Sydney facility in order to train with our affiliated radiologists.

•	Efficient delivery of services. We have developed proprietary workflow technology that is designed to distribute radiological images and data to the appropriately licensed and privileged radiologist best able to provide the radiological interpretation in the least amount of turnaround time. As a result of this technology, together with the support provided by our administrative professionals, our affiliated radiologists can better focus on the interpretation of radiological images without the burden of dedicating valuable time to administrative matters, resulting in more efficient delivery of our services to our customers and their patients.

•	Centralized reading facilities. We deliver our solution primarily from centralized reading facilities located in Sydney, Australia and Zurich, Switzerland. By utilizing a centralized approach to the provision of radiology services, we believe that we are able to enhance the quality, efficiency and reliability of the services that we provide to our customers in the following ways:

°	Quality-control professionals. Our quality-control professionals relieve much of the administrative and technical burden typically associated with a radiology practice by coordinating the communication and transmission of images with the originating hospitals, remediating any technology failures, and finalizing and delivering the results of our affiliated radiologists’ reads. By reducing administrative burdens on our affiliated radiologists, our quality-control professionals enable our affiliated radiologists to better focus on the interpretation of radiological images, which we believe enhances the quality and efficiency of our solution.

°	Quality-assurance professionals. Our quality-assurance professionals serve as liaisons to our customers and evaluate and respond to any feedback that we may receive. We believe that these professionals enable us to quickly and effectively improve our services in order to respond to the changing needs of our customers.

°	Collaboration among radiologists. When working in our centralized facilities, our affiliated radiologists are able to collaborate with one another regarding their reads, which we believe can increase the expertise that can be brought to any particular read.

°	Technology infrastructure and technical-support professionals. Our approach enables us to centrally deploy the computers and servers that comprise our technical infrastructure and to maintain a staff of on-site, technical-support personnel. As a result, we are able to monitor our computer systems and to take appropriate actions to prevent or respond to technical problems quickly and efficiently. We believe that this limits downtime and enhances the reliability of our services. Since our inception, our systems and our online connections to our customers have been operational during more than 99.9% of our service periods.

°	No additional cost to patient or third-party payors. We currently contract directly with radiology groups and hospitals to provide off-hours radiology coverage, and bill the customer for the preliminary reads that we perform. Because the contracts between our customers and third-party payors typically permit the radiologists to charge a prescribed fixed fee only for primary reads, there are no additional costs for our services to the patients or third-party payors.

Key benefits of our business model include:

•

First-mover advantage.    Our early entry into the emerging field of off-hours emergency radiology services has permitted us to become well-established with our customers and to establish a brand that we believe has become synonymous with off-hours radiology coverage. As a consequence of the relationships that we have developed with our customers, the current shortage of radiologists, and the burdens associated with licensing and privileging radiologists for a multi-state, multi-hospital practice, we believe that we can leverage our current market position to effectively compete with existing and future market entrants. In addition, we believe that newer market entrants may have difficulty recruiting and retaining the number of highly-qualified radiologists necessary to provide the breadth of off-hours coverage that we provide, and that they may be unable to efficiently manage the licensing and privileging requirements necessary to rapidly increase the size and geographic scope of their businesses.

•	Strong customer retention. Since our formation in 2001, we have secured approximately 297 radiology groups and 50 hospitals as customers. Our customer contracts typically have one-year terms that automatically renew each successive year unless terminated by the customer or by us. Since our inception, more than 97% of our contracts up for renewal have been renewed. We believe that our outstanding customer retention rate confirms the economic and other benefits that our solution provides to our customers and their patients.

•	Recruitment and retention of radiologists by us. We have been able in the past, and believe that we will continue to be able in the future, to recruit and retain radiologists as necessary to meet increasing demand for our services and the growth of our business. We believe that our success in recruiting and retaining radiologists in a competitive labor market is largely a result of our ability to provide our affiliated radiologists with flexible schedules that permit them to avoid nighttime work and our competitive compensation packages. In addition, we have strategically located our primary reading facilities in Sydney and Zurich in an effort to provide opportunities for radiologists to work in attractive, cosmopolitan cities.

•	Capital-efficient scalability. We have designed our technology, workflow processes and facilities to accommodate continuing growth in our business and the volume of diagnostic images delivered to our affiliated radiologists for interpretation. We believe that we can accommodate future growth in our business in a capital-efficient manner because our fixed costs are a relatively small portion of our expenses and are largely unaffected by the volume of diagnostic images transmitted to our facilities or the distance of the transmissions. In addition, we believe that we can increase our number of affiliated radiologists and associated administrative professionals in a timely manner in response to increased demand for our services.

•	Licensing and privileging expertise. All of our affiliated radiologists have the necessary licenses and privileges to read the images that are delivered to them, and we have developed a staff of more than 30 full-time professionals dedicated to obtaining and renewing the necessary licenses and privileges. We are accredited by the Joint Commission on the Accreditation of Healthcare Organizations, or JCAHO, which permits our customers’ hospitals, to the extent that they are also JCAHO-accredited, to rely on our internal privileging processes for our affiliated radiologists. This enables us to streamline a privileging process that otherwise can vary significantly among hospitals and to reduce the time required to launch services to a new customer. Our affiliated radiologists are licensed to practice medicine in an average of 34 states and have been granted privileges at an average of 438 hospitals.

Our Strategy

Our objective is to expand on our position as the leading provider of off-hours emergency radiology services to radiology groups across the United States. We believe that our brand has become synonymous with off-hours radiology coverage and that we have established a position as a leading innovator and thought-leader in the industry. We intend to capitalize on our brand and reputation to facilitate greater acceptance and expansion of teleradiology services while at the same time improving the overall quality of patient care. Key elements of our strategy include:

•	Target new customers with expanded sales and marketing efforts. We intend to increase our customer base through a combination of sales and marketing initiatives, continued focus on customer service and the provision of services and technologies that meet our customers’ needs. We recently increased the number of direct sales professionals that we employ from five to twelve in order to continue to aggressively target radiology groups of all sizes.

•	Expand our customers’ utilization of our current service hours. Our customers currently have the flexibility to contract with us for coverage commitments between the hours of 5 p.m. and 8 a.m., local time, Monday through Friday, and up to 24-hours per day on weekends and holidays. Most of our customers do not currently contract for all of the hours of coverage that we are able to provide. Through our sales and marketing efforts, we will seek to convince these customers to use additional hours of coverage during these time periods.

•	Expand our service offering. Our centralized approach enables us to expand the hours of coverage that we make available to our customers. We intend to expand our hours of coverage beyond our current offerings. In addition, we intend to expand our services to include the provision of primary, not just preliminary, reads of radiological images. For example, we recently entered into a contract with U.S. Department of Veterans Affairs hospitals located in New York and New Jersey to provide primary reads to those hospitals.

•	Pursue strategic acquisitions. We regularly consider, and intend to continue to pursue, strategic acquisitions that are complementary to our business or offer us other strategic benefits, such as broadening our service offerings, expanding our technology platform or strengthening our position in existing markets. For example, in September 2005, we acquired American Teleradiology Nighthawks, Inc. This acquisition provided us with a business that allows us to increase our customer base by acquiring the customer contracts previously held by ATN, and we believe will accelerate our entry into a complementary teleradiology business in which we will provide radiological services to hospitals across the United States that are currently underserved by the radiologists located in their vicinities. In November 2004, we acquired DayHawk Radiology Services, a teleradiology service provider, primarily to facilitate the expansion of our service hours. Although we have integrated the operations of DayHawk into our solution, we have yet to integrate the operations of ATN into our operations. In addition to the benefits described above, strategic acquisitions may also facilitate our entry into other domestic or international markets.

•	Develop a market for our software technology. We believe that there may be an opportunity to market our proprietary information management technology to radiology groups in the United States and around the world. Our software is designed to optimally distribute radiological images to the appropriately licensed and privileged radiologist best able to provide the radiological interpretation in the least amount of turnaround time, enabling the radiology group to operate its practice more efficiently and effectively.

Operations

Hours of service.    We primarily contract directly with radiology groups to provide off-hours radiology coverage for the hospitals that are their customers. We currently offer our services to our radiology group customers between the hours of 5 p.m. and 8 a.m., local time, Monday through Friday, and up to 24-hours per day on weekends and holidays. Our affiliated radiologists perform these off-hours reads primarily from our centralized reading facilities located in Australia and Switzerland where, due to geographic time differences, they are working during daylight hours. By locating our affiliated radiologists in Australia and Switzerland, we can provide off-hours reads in the United States during local daylight hours at our reading facilities. We also maintain a smaller reading facility in Coeur d’Alene, Idaho in order to supplement the coverage that we provide from Australia and Switzerland.

Affiliated radiologists.    As of June 30, 2005, we had 30 affiliated radiologists who were providing services for us, and an additional 12 radiologists who had entered into contracts with us but had not yet begun to provide services. Our affiliated radiologists are independent contractors, and we have no control over the radiological services or interpretations rendered by the radiologists or their independent judgment concerning the practice of medicine. We typically enter into two- or three-year professional services contracts with our affiliated radiologists. The contracts typically provide that we will make available a minimum number of hours that the radiologists can work per year and specify which of our reading facilities the radiologist will work from. In some cases, a contract will also provide that the radiologist may perform some work from the radiologist’s home in the United States. In each case, the contract is structured so that the radiologist has significant flexibility in determining, and control of, the radiologist’s work schedule.

We believe that our affiliated radiologists consider this flexibility an attractive and unique aspect of their relationship with us. Although we believe that our affiliated radiologists are satisfied with their relationships with us, due to our limited operating history, we are unable to predict our future retention rate with any certainty.

Our goal is to recruit the best radiologists in the United States. Our current affiliated radiologists include former chief residents and fellows from Cornell University, Harvard University, New York University, Northwestern University, the University of Pennsylvania, Stanford University and Vanderbilt University. By locating our primary reading facilities in Sydney and Zurich, we believe that we are able to provide opportunities for radiologists to work in attractive, cosmopolitan cities. In addition, by utilizing a centralized approach, we offer radiologists the opportunity to work together and collaborate in a professional atmosphere intended to enhance their job satisfaction.

Our affiliated radiologists are required to hold a current license in good standing to practice medicine in each of the states from which they receive radiological images. In addition, our affiliated radiologists are required to have been granted privileges at each hospital from which those images originate. Due to these requirements, and because we currently serve more than 693 hospitals, our affiliated radiologists are licensed to practice medicine in an average of 34 states and have been granted privileges at an average of 438 hospitals.

Network and workflow.    We deliver our solution through a workflow process that utilizes public network infrastructures, virtual private networks, on-site servers, and proprietary workflow technologies. Our network has been designed to be secure, scalable, efficient and redundant. The following is a description of our workflow process:

•	Requisition of interpretations. When a radiological procedure is performed on a patient, the radiology technologist at the hospital will order an interpretation by either faxing a requisition to our toll-free telephone number or sending the requisition electronically utilizing our software. The information faxed or sent electronically contains basic patient and procedural information and relevant clinical data. Upon completion of the procedure, the technologist transfers the images to us via an established virtual private network, or VPN. Upon receipt of the requisition order and images, one of our designated quality-control professionals faxes a confirmation of the receipt of the images and order to the technologist at the hospital.

•	Image transmission. We process all incoming images and patient data at one of our centralized facilities located in Sydney, Australia, Zurich, Switzerland or Coeur d’Alene, Idaho, depending on the time of day. These facilities are connected to hospitals through VPNs, which encrypt the patient and clinical data for secure delivery. Typically, the radiological images are initially transferred to the internet via the hospital’s internet service provider. The images and data then traverse the internet through standard networking infrastructure and are automatically directed to one of our reading facilities.

We have designed our networks, server infrastructure, and workflow technologies to be efficient and redundant. In the event of a network or server failure, the originating hospital has been instructed to deliver the images and data set to an assigned radiologist from our radiology group customer. As a result, our processes are intended to ensure that a radiologist is always available to perform the necessary services for the hospital and the emergency room patient.

•

Order acceptance and assignment.    After the images and data sets are received at our reading facilities, they are processed for interpretation by our quality-control professionals using our proprietary workflow technology. We employ quality-control professionals who perform many of the administrative functions associated with performing radiological interpretations. These administrative tasks include ensuring the accuracy of patient information, coordinating and communicating with the emergency room and radiology department staff, ensuring the full receipt of the radiological-image data set, using our proprietary workflow solutions to distribute the images to one of our affiliated radiologists, and delivering the results back to the requesting physician.

•	Interpretation and delivery of report. After the images and data sets have been received by our quality-control professionals, the assigned radiologist interprets the images, dictates his or her findings, reviews the transcription and submits a report back to the designated quality-control professional. The quality-control professional then proofreads the radiologist’s report and transmits it back to the requesting physician. After the report has been transmitted, the quality-control professional contacts the originating hospital to confirm that the report has been received. In certain cases, the quality-control professional will verbally communicate the findings to the healthcare professional at the originating hospital.

•	Quality-assurance processes. We employ quality-assurance professionals whose primary responsibility is to serve as liaisons to our customers. Our quality-assurance professionals also process any feedback from our customers on any discrepancies between the preliminary reads by our affiliated radiologists and the primary reads by our customers’ radiologists.

Licensing and Privileging

For each hospital from which an affiliated radiologist receives radiological images, the affiliated radiologist must hold a current license in good standing to practice medicine in the state in which the hospital is located and must have been granted privileges to practice at that particular hospital. As a result, and because we currently provide services to more than 693 hospitals, we have licensed each of our affiliated radiologists in an average of 34 states and have privileged each of our affiliated radiologists at an average of 438 hospitals. By ensuring that our affiliated radiologists are licensed and privileged at many of our hospital sites, we design redundancy into our solution in order to minimize or eliminate the periods of time during which we do not have an affiliated radiologist available to provide services to a particular hospital.

The licensing procedures and requirements vary according to each state’s laws and regulations governing the issuance of medical licenses. These procedures typically include an extensive application process that covers significant aspects of the applicant’s professional and personal life. In addition, to maintain a license to practice medicine in a given state, the state will often require the physician to undergo continuing education and training and maintain minimum thresholds of medical liability insurance.

To facilitate compliance with the licensing requirements of the various states to which we provide services, we employ licensing specialists to manage the state medical license application processes for our affiliated radiologists. These state-licensing specialists perform a number of functions, including tracking expiration dates, implementing procedures to renew licenses, and tracking continuing medical education, medical liability insurance coverage and other ongoing licensing-related obligations.

As with state licensing procedures, the privileging requirements of each hospital can vary significantly. However, hospitals that are accredited under the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, are permitted to rely upon the privileging information and procedures from other JCAHO-accredited institutions. We have been a JCAHO-accredited entity since October 2003; as a result, JCAHO hospitals can accept our privileging information and procedures, which reduces the period of time before we can begin providing reads for those hospitals.

Technology and Development

Site implementation.    After we enter into a contract with a new customer, our site-implementation professionals work with the technology personnel of the hospital that will provide images to us to configure a virtual private network, or VPN, connection and DICOM routing information to transfer images. Upon successful testing of the encryption and transfer of images via the VPN connection, we provide the hospital with written operating procedures that prescribe how to order a radiological interpretation, including through our proprietary online ordering system. Typically, we also conduct a telephonic, workflow training session to educate the appropriate hospital personnel about this process.

Systems and network administration.    We employ information technology professionals to maintain our systems and network and to provide technical support to our customers. Our customers may contact us for technical support 24-hours per day, seven days a week.

Software development.    We focus our research and development efforts on improving and enhancing our existing workflow solutions as well as on developing new solutions to enable us to more efficiently and effectively deliver our services to our customers. Our proprietary workflow solutions were developed by software engineers located in our Sydney, Australia and Milwaukee, Wisconsin offices.

Customers

Since our formation in 2001, we have secured approximately 297 radiology groups and 50 hospitals as customers. Our customer contracts typically have a one-year term that automatically renews for each successive year unless terminated by the customer or by us. Since our inception, more than 97% of our contracts that have been up for renewal have been renewed. We believe that our customer retention rate confirms the benefits that our solution provides to our customers. We do not have any one customer that represents more than 3% of our annual revenue.

Sales and Marketing

Sales.    We sell our services primarily through our direct sales force comprised of 12 telesales and field sales personnel who are organized by geographic regions in the United States. Our sales professionals focus their efforts on radiology groups of all sizes in addition to imaging centers and, in some cases, directly with hospitals. In addition, we have experienced in the past, and expect to experience in the future, the acquisition of new customers as a result of communications among radiology groups. We do not pay any fees or discounts associated with customers who generate new customer leads for us.

Marketing.    Our marketing objectives are to generate qualified sales leads, build our brand and raise awareness of NightHawk as the leading provider of off-hours emergency radiology services to radiology groups across the United States.

Our principal marketing initiatives include:

•	direct mail campaigns,

•	participation in, and sponsorship of, radiology conferences and trade shows, and

•	using our website to provide service and company information.

Competition

The market for off-hours radiology services is highly competitive, rapidly evolving and fragmented, and subject to changing technology and market dynamics. Our primary competitors include both large and small scale service providers, some of which have only a local or regional presence while others have a more national presence.

We believe the principal competitive factors in our market include:

•	quality of the service provided,

•	turnaround time required to complete and return interpretations,

•	reputation of service provider,

•	number of states and hospitals in which radiologists are licensed and privileged,

•	market acceptance by radiology groups and hospitals,

•	quality and reliability of service-provider technology and workflow infrastructure,

•	quality of customer support,

•	sales and marketing capabilities of the service provider,

•	financial stability of the service provider, and

•	price of services.

We believe that we compete favorably on these factors. While some of our competitors offer similar types of radiological services to those that we provide, we believe that none of them has been able to capture all of the benefits of our solution. We cannot assure you that our competitors will not offer or develop services that are more attractive than ours or that will achieve greater market acceptance.

Government Regulation and Supervision

General.    The healthcare industry is highly regulated. Our ability to operate profitably will depend in part upon the ability of us, our affiliated radiologists, and our customers and their radiologists to obtain and maintain all necessary licenses and other approvals and operating in compliance with applicable healthcare regulations. We believe that healthcare regulations will continue to change. Therefore, we monitor developments in healthcare law and are likely to be required to modify our operations from time to time as the business and regulatory environment changes. Although we believe that we are operating in compliance with applicable federal and state laws, neither our current nor anticipated business operations has been the subject of judicial or regulatory interpretation. We cannot assure you that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations.

Physician licensure laws.    The practice of medicine, including the practice of radiology and teleradiology, is subject to state licensure laws, regulations and approvals. Physicians who provide professional medical services to a patient via a telemedicine system must, in most instances, hold a valid license to practice medicine in the state in which the patient is located. We have established a system for ensuring that our affiliated radiologists are appropriately licensed under applicable state law.

Corporate practice of medicine; fee splitting.    The laws of many states, including states in which our customers are located, prohibit us from exercising control over the medical judgments or decisions of our affiliated radiologists and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. We structure our relationships with our affiliated radiologists and our customers in a manner that we believe is in compliance with prohibitions against the corporate practice of medicine and fee splitting, and in a manner that requires that our affiliated radiologists exercise complete control over their own medical judgments and decisions.

Medicare and Medicaid reimbursement programs.    Professional radiology interpretation services performed from a location outside of the United States are generally not reimbursable by the Medicare program and certain state Medicaid programs. Accordingly, we do not bill Medicare or Medicaid programs for professional services performed by our affiliated radiologists located outside of the United States. Instead, our revenue is primarily derived from service fees paid to us by our customer radiology groups and hospitals. As a result, our service fees do not fluctuate or change based solely on changes in Medicare or Medicaid reimbursement levels.

Federal and state anti-kickback prohibitions.    Various federal and state laws govern financial arrangements among healthcare providers. The federal anti-kickback law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or with the purpose to induce, the referral of Medicare, Medicaid, or other federal healthcare program patients, or in return for, or with the purpose to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid, or other federal healthcare programs. Similarly, many state laws prohibit the solicitation, payment or receipt of remuneration in return for, or to induce the referral of patients in private as well as government programs. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from participating in federal or state healthcare programs. We believe that we are operating in compliance with applicable federal and state anti-kickback laws and that our contractual arrangements with our customers are structured in a manner that is compliant with such laws.

Health Insurance Portability and Accountability Act of 1996.    HIPAA authorizes the imposition of civil money penalties against entities that employ or enter into contracts with individuals or entities who have been excluded from participation in the Medicare or Medicaid programs. We perform background checks on our affiliated radiologists, and do not believe that we employ or contract with any excluded individuals or entities. However, a finding that we have violated this provision of HIPAA could have a material adverse effect on our business and financial condition.

HIPAA also established several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payors of healthcare services. These provisions are intended to punish some of the same conduct in the submission of claims to private payors as the Federal False Claims Act covers in connection with governmental health programs. We believe that our services have not historically been provided in a way that would place either our clients or ourselves at risk of violating the HIPAA anti-fraud statutes. As our business grows and develops, we may enter into agreements that involve direct or indirect reimbursement of the services we provide. We could be vulnerable to prosecution under these statutes if any of our customers deliberately or recklessly submits claims that contain false, misleading or incomplete information.

In addition, the Administrative Simplification provisions of HIPAA require the promulgation of regulations establishing national standards for, among other things, certain electronic healthcare transactions, the use and disclosure of certain individually identifiable patient health information, and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA transaction and code set standards, privacy standards, and security standards, respectively.

The administrative provisions of HIPAA direct the federal government to adopt national electronic standards for automated transfer of certain healthcare data among healthcare payors, plans and providers. HIPAA is designed to enable the entire healthcare industry to communicate electronic data using a single set of standards. Our customers are “covered entities” under HIPAA and, as such, must operate in compliance with the electronic transaction code standards, privacy standards and security standards. We are a “health care provider” as that term is defined by HIPAA. However, because our services are not reimbursed by third-party payors, we do not use or disclose health information in connection with any of the electronic healthcare transactions covered by HIPAA. Consequently, we are not a “covered entity” required to comply with HIPAA. Further, because we only provide treatment services to patients of our contracted radiology groups and hospitals that are either independent or jointly provided with services rendered by those entities, we do not fall within the definition of a “business associate.” A “business associate” is an entity that performs services for or on behalf of a covered entity and is required to enter into an agreement with that covered entity to comply with certain components of the HIPAA administrative simplification provisions. Although we believe that we are not subject to HIPAA, in an effort to assure our customers that we manage patient health information in compliance with HIPAA, we have developed policies, procedures and systems for handling patient health information that we believe are compatible and consistent with HIPAA.

In addition to HIPAA, Australia and many U.S. states have adopted statutes and regulations that are similar to or, in some cases, more stringent than HIPAA. We believe that our operations are consistent with these statutes and regulations.

Intellectual Property

Our principal intellectual property assets include our brand and our proprietary software technology. We rely primarily on trade secret and unfair competition laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect these assets. We believe that the name “NightHawk” cannot be afforded trademark protection as it is a generic term used to describe the provision of off-hours radiology services. However, we intend to pursue all protections available, including common law claims for unfair competition practices, for improper use of the NightHawk name. We also hold the registered trademark “DayHawk,” which is used internally to represent our hours of coverage during weekends and holidays.

In addition to our trade names, we have filed one provisional patent application covering certain aspects of our proprietary workflow technology.

We enter into confidentiality and proprietary rights agreements with our employees, affiliated radiologists, consultants and other third parties and control access to software, documentation and other proprietary information.

If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third-party technologies that are incorporated into some elements of our services. Licenses from third-party technologies may not continue to be available to us at a reasonable cost, or at all. Additionally, the steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services. If we fail to protect our proprietary rights adequately, our competitors could offer similar services, potentially significantly harming our competitive position and decreasing our revenue.

Legal Proceedings

We are involved in various legal proceedings arising in the ordinary course of our business activities. We are currently subject to five medical malpractice claims and, in the past, have been subject to a malpractice claim for which a settlement was paid by our insurance carrier. We maintain insurance policies with coverages that we believe are appropriate in light of the risks attendant to our business, and believe that the resolution of the current claims will not have a material adverse impact on our consolidated results of operations, cash flows or our financial position. However, depending on the amount of damages resulting from a current or future claim, an unfavorable resolution of a claim could materially affect our future results of operations, cash flows or financial position.

Employees and Independent Contractors

As of June 30, 2005, we had 130 full-time equivalent employees. In addition, as of June 30, 2005, we had 30 affiliated radiologists who provide services to our customers and an additional 12 radiologists who have entered into contracts with us but had not yet begun to provide services. None of our employees is represented by a labor union. We consider our relationships with our employees and independent contractors to be good.

Facilities

Our executive offices and principal office for marketing, sales and administration occupy approximately 10,600 square feet in Coeur d’Alene, Idaho under leases that expire in July and September 2006. Our reading facility and support staff operations in Sydney, Australia occupy approximately 6,900 square feet under two subleases that expire in October 2008. Our reading facility and support staff operations in Zurich, Switzerland occupy approximately 3,500 square feet under a lease that expires in August 2009. Our office for information technology development occupies approximately 1,650 square feet in Milwaukee, Wisconsin under a lease that expires in February 2007. If we require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table provides information regarding our executive officers, directors and key employees as of September 30, 2005:

Executive Officers, Directors and Key Employees	Age	Position(s)
Executive Officers:
Paul E. Berger, M.D.	63	President, Chief Executive Officer and Director
Christopher R. Huber	37	Chief Financial Officer, Vice President of Operations and Director
Jon D. Berger	38	Vice President of Sales, Marketing and Business Development and Director

Other Directors:
David J. Brophy, Ph.D. (1)(2)(3)	69	Director
Peter Y. Chung (2)(3)	37	Director
Timothy M. Mayleben (1)(2)	45	Director
William G. Bradley M.D., Ph.D (1)	57	Director

Key Employees:
Paul E. Cartee	32	Vice President, General Counsel and Secretary
Andrea Clegg	38	Vice President of Finance
Peter Hausback	46	Vice President and Chief Accounting Officer

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating and governance committee

Paul E. Berger, M.D. is one of our founders and has served as a director and as our President and Chief Executive Officer since 2004. From 2001 to 2004, Dr. Berger served as President of Nighthawk Radiology Services, LLC, our predecessor. Prior to joining us, Dr. Berger served as President of MD3 Corporation, a provider of radiological picture archiving and communications services, from 2000 to 2001. From 1996 to 2003, he served as President of Berger & Associates, a medical expert witness consulting firm, and as a physician with Radiology Associates of Northern Idaho. From 1989 through 1995, he served as President and Chief Executive Officer of MEMRAD Medical Group, Inc., the largest radiology group in the state of California. Dr. Berger received a B.S. from Tufts University and an M.D. from the State University of New York-Downstate. He received his radiology training at the University of Michigan and completed a fellowship in pediatric neuroradiology at the Hospital for Sick Children, Toronto, Canada. Dr. Berger is certified by the American Board of Radiology and is a member of the American College of Radiology.

Christopher R. Huber is one of our founders and has served as a director and as our Vice President of Operations since 2004, and as our Chief Financial Officer since January 2005. From 2001 to 2004, Mr. Huber served as Vice President, Treasurer and Secretary of Nighthawk Radiology Services, LLC, our predecessor. Prior to joining us, Mr. Huber served as Finance Director of MD3 Corporation, a provider of radiological picture archiving and communications services, from 2000 to 2001. From 1998 to 2001, Mr. Huber served as Finance Director of Berger & Associates, a medical expert witness consulting firm. From 1997 to 1998, he served as a Platform Commodity Manager for Intel Corporation. From 1995 to 1997, Mr. Huber served as a Capital Markets Product Specialist for Wachovia Corporate Services Inc. Mr. Huber received a B.A. from the University of California, Irvine and a Masters in International Management from Thunderbird—The Garvin School of International Management.

Jon D. Berger is one of our founders and has served as a director and as our Vice President of Sales and Marketing since 2004. From 2001 to 2004, Mr. Berger served as Vice President of Nighthawk Radiology Services,

LLC, our predecessor. Prior to joining us, he served as Vice President for MD3 Corporation, a provider for radiological picture archiving and communications services, from 2000 to 2001. Mr. Berger received a B.S. from the University of California, Irvine.

David J. Brophy, Ph.D. has served as a director since 2004. Dr. Brophy is the Director of the Office for the Study of Private Equity and an Associate Professor of Finance at the University of Michigan, Ross School of Business, where he has been employed since 1966. Dr. Brophy also serves as a director of Munder Funds, an investment management firm. Dr. Brophy received a B.A. and a B.Comm. from St. Francis Xavier University, an M.B.A. from the University of Detroit and a Ph.D. from the Ohio State University.

Peter Y. Chung has served as a director since 2004. Mr. Chung is a general partner and member of various entities affiliated with Summit Partners, a private equity and venture capital firm, which he joined in August 1994. Mr. Chung also serves as a director of SeaBright Insurance Holdings, Inc., a provider of multi-jurisdictional workers’ compensation insurance, Sirenza Microdevices, Inc., a designer and supplier of radio frequency components and a number of privately-held companies. Mr. Chung received an A.B. from Harvard University and an M.B.A. from Stanford University.

Timothy M. Mayleben has served as a director since 2005. Since 2004, Mr. Mayleben has served as a consultant with ElMa Advisors LLC, an entity formed by Mr. Mayleben, where he has been advising life science and health care companies. Mr. Mayleben also serves as a director of Aastrom Biosciences, Inc., a biotechnology company. Prior to joining us, Mr. Mayleben served as Chief Financial Officer of Esperion Therapeutics, a biopharmaceutical company, from 1998 to 2004 and as Chief Operating Officer of Esperion from 2002 to 2004. Prior to joining Esperion, he was an executive with Transom Technologies, Inc., a simulation software company. From 1990 to 1997, Mr. Mayleben held various financial and operating management positions with Applied Intelligent Systems, Inc., a machine vision company. Mr. Mayleben started his professional career with an international public accounting firm in 1984. Mr. Mayleben received a B.B.A. from the University of Michigan and an M.B.A. with distinction from Northwestern University.

William G. Bradley M.D., Ph.D. has served as a director since 2005. Dr. Bradley is the chairman of radiology at the University of California, San Diego School of Medicine where he has been employed since 2002. Prior to that, Dr. Bradley served from 1990 to 2002 as Director of Magnetic Resonance Imaging and Radiology Research at Long Beach Memorial Medical Center. From 1991 to 2002, he served as Professor of Radiological Services at the University of California, Irvine. Dr. Bradley received a B.S. from the California Institute of Technology, an M.A. and a Ph.D. from Princeton University and an M.D. from the University of California, San Francisco.

Paul E. Cartee has served as our Vice President and General Counsel since 2005. Prior to joining us, Mr. Cartee practiced corporate and securities law at Wilson Sonsini Goodrich & Rosati, Professional Corporation, in Seattle, Washington from 2001 to 2005. From 1994 to 1998, he served as a lieutenant in the U.S. Navy at the Naval Nuclear Power School as an instructor of physics and mechanical engineering. Mr. Cartee received a B.S. from Murray State University and a J.D. from Duke University.

Andrea Clegg has served as our Vice President of Finance and Corporate Treasurer since 2004. From 2003 to 2004, Ms. Clegg served as our Director of Credentialing and Licensing. Prior to joining us, Ms. Clegg served as the Vice President of Finance & Controller of Twentieth Century Fox Film Corporation’s Home Entertainment Division from 1999 to 2003. She has also worked at several manufacturing and distribution companies including Mattel Inc., Wham-O Toys Inc., and Northrop-Grumman Inc. Ms. Clegg received a B.A. in Economics and a B.A. in Geography from the University of California at Santa Barbara and an M.B.A. from Loyola Marymount University.

Peter P. Hausback has served as our Vice President and Chief Accounting Officer since 2005. Prior to joining us, Mr. Hausback served as Vice President and Chief Financial Officer for WestCoast Hospitality Corp., a provider of lodging and entertainment services, from 2002 to 2005. From 2001 to 2002, Mr. Hausback served as Vice President and Chief Financial Officer of BriteSmile, Inc., a developer of teeth whitening products and systems. From 1992 to 2001, he served in various management positions with Il Fornaio (America) Corporation, a restaurant and bakery chain, including as Vice President of Finance and Chief Financial Officer from 1999 to 2001. From 1987 to 1992, Mr. Hausback served as an accountant with Price Waterhouse LLP in San Francisco. Mr. Hausback is a certified public accountant and received a B.S. from Long Beach State University and an M.B.A. from Saint Mary’s College of California.

Board of Directors

Our board of directors currently consists of seven members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and seven directors are currently authorized.

As of the completion of this offering, our board of directors will be divided into three classes of directors, each serving staggered three-year terms, as follows:

•	Class I will consist of Dr. Bradley and Mr. Huber, whose terms will expire at the annual meeting of stockholders to be held in 2006,

•	Class II will consist of Mr. Jon Berger and Mr. Chung, whose terms will expire at the annual meeting of stockholders to be held in 2007, and

•	Class III will consist of Dr. Paul Berger, Dr. Brophy and Mr. Mayleben, whose terms will expire at the annual meeting of stockholders to be held in 2008.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires. Each director’s term is subject to the election and qualification of his successor, or his earlier death, resignation or removal. The authorized number of directors may be changed by resolution duly adopted by at least a majority of our entire board of directors, although no decrease in the authorized number of directors will have the effect of removing an incumbent director from the board of directors until the incumbent director’s term expires. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Accordingly, this classification of our board of directors may have the effect of delaying or preventing changes in control of management.

Dr. Paul Berger and Mr. Jon Berger are related as father and son. Except for this relationship, there are no family relationships among any of our directors or executive officers.

Director Independence

In September 2005, our board of directors undertook a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Brophy, Chung and Mayleben, representing three of our seven directors, are “independent directors” as defined under the rules of the Nasdaq.

Under the corporate governance standards of the Nasdaq, by no later than the first anniversary of the completion of this offering, a majority of our directors must be independent directors. We intend to reconstitute our board of directors prior to the first anniversary of the completion of this offering in order to comply with these requirements.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, and a nominating and governance committee, each of which has the composition and responsibilities described below as of the completion of this offering.

Audit Committee

Messrs. Mayleben, Brophy and Bradley, each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Mayleben is the chairman of our audit committee. Our board has determined that each of Mr. Mayleben and Dr. Brophy meets the requirements for independence and financial literacy under the current requirements of the Nasdaq and SEC rules and regulations. The board of directors has also determined that Mr. Mayleben is an “audit committee financial expert” as defined in SEC rules and satisfies the financial sophistication requirements of the Nasdaq. The audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors,

•	evaluating the qualifications, performance and independence of our independent auditors,

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters,

•	reviewing the adequacy and effectiveness of our internal control policies and procedures,

•	acting as our qualified legal compliance committee, and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Under the corporate governance standards of the Nasdaq, by no later than the first anniversary of the completion of this offering, each member of our audit committee must be an independent director. We intend to replace Dr. Bradley as a member of our audit committee prior to the first anniversary of the completion of this offering in order to comply with this requirement.

Compensation Committee

Messrs. Brophy, Chung and Mayleben, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Dr. Brophy is the chairman of our compensation committee. Our board has determined that each member of our compensation committee meets the requirements for independence under the current requirements of the Nasdaq. The compensation committee is responsible for, among other things:

•	reviewing and approving our chief executive officer and other executive officers’ annual base salaries, annual incentive bonuses, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control agreements/provisions, and any other benefits, compensation or arrangements,

•	evaluating and recommending to the board incentive compensation plans,

•	administering our equity incentive plans, and

•	preparing the compensation committee report that the SEC requires in our annual proxy statement.

Nominating and Governance Committee

Messrs. Brophy and Chung, each of whom is a non-employee member of our board of directors, comprise our nominating and governance committee. Mr. Chung is the chairman of our nominating and governance committee. Our board has determined that each member of our nominating and governance committee meets the requirements for independence under the current requirements of the Nasdaq. The nominating and governance committee is responsible for, among other things:

•	assisting the board in identifying prospective director nominees and recommending to the board director nominees for each annual meeting of stockholders,

•	developing and recommending to the board governance principles applicable to us,

•	overseeing the evaluation of the board of directors and management, and

•	recommending members for each board committee.

Director Compensation

In May 2005, our board of directors adopted a compensation program for outside directors. Pursuant to this program, each non-employee director will receive the following cash compensation for board services, as applicable:

•	$4,000 per quarter for service as a director,

•	$5,000 per quarter for service as chairman of the audit committee, $1,000 per quarter for service as chairman of the compensation committee and $1,000 per quarter for service as chairman of the nominating and corporate governance committee, and

•	$1,000 for each board meeting attended in person ($500 for meetings attended by telephone) and $1,000 for each committee meeting attended in person ($500 for meetings attended by telephone).

Our non-employee directors have received options to purchase shares of our common stock under our 2004 Stock Plan. In October 2004, we granted options to purchase 45,000 shares of common stock at an exercise price of $1.25 per share to each of Peter Y. Chung and David J. Brophy. In March 2005, we granted options to purchase 45,000 shares of common stock at an exercise price of $2.90 per share to each of William Bradley, M.D., Ph.D. and Timothy M. Mayleben. Each of these options has the following 3-year vesting schedule: 1/3 of the shares subject to the option vest on the first anniversary of the vesting commencement date, and 1/36 of the shares subject to the option vest each month thereafter. In the event of certain change of control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the vesting of all shares subject to each option will accelerate fully.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

The following table provides information regarding the compensation of our chief executive officer and our two other executive officers during the fiscal year ended December 31, 2004.

Summary Compensation Table

Name and Principal Position	Annual Compensation		Long-Term Compensation Awards	All Other Compensation ($)
			Securities Underlying Options
	Salary ($)	Bonus ($)
Paul E. Berger, M.D. President and Chief Executive Officer	608,809	600,000	—	345,670	(1)
Jon D. Berger Vice President of Sales, Marketing and Business Development	324,136	350,000	—	138,596	(2)
Christopher R. Huber Chief Financial Officer and Vice President of Operations	326,097	350,000	—	138,596	(2)

(1)	Includes $271,548 as an equity distribution and $66,165 in consulting fees

(2)	Includes $138,596 as an equity distribution

Stock Option Grants in Last Fiscal Year

We did not grant options to any of our executive officers during the year ended December 31, 2004.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

None of our executive officers exercised stock options during the year ended December 31, 2004, nor held any stock options as of December 31, 2004.

Employment Agreements and Change in Control Arrangements

Employment Agreements

Paul E. Berger, M.D.    Dr. Berger’s employment agreement provides for an annual base salary of $600,000 and an annual incentive bonus of up to 100% of his base salary. The agreement provides that Dr. Berger will receive 50% of his base salary if we reach revenue and EBITDA goals determined by the compensation committee of our board of directors (after consultation with Dr. Berger). For every 1% we exceed or fall short of the revenue goal, Dr. Berger’s bonus is adjusted accordingly by 1.67%, up to 25% of his base salary. For every 1% we exceed or fall short of the EBITDA goal, Dr. Berger’s bonus is adjusted accordingly by 1.25%, up to 25% of his base salary. Dr. Berger’s salary and target bonus amount are subject to review by our compensation committee for market and performance adjustments within 30 days of the beginning of each calendar year and may be increased after such review with the unanimous written consent of the compensation committee. If we terminate Dr. Berger’s employment without cause or if Dr. Berger terminates his employment for good reason, each as defined in his employment agreement, he will be entitled to receive his base salary and bonus (prorated to the date of termination) payable in regular installments from the date of termination for a period of 12 months thereafter. Dr. Berger has also entered a confidentiality and non-compete agreement that prohibits him from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for a period of 24 months following the date of his termination.

Jon D. Berger.    Mr. Berger’s employment offer letter provides for an annual base salary of $350,000 and an annual incentive bonus of up to 100% of his base salary. The offer letter provides for the same incentive bonus structure as Dr. Berger’s incentive bonus structure described above. Mr. Berger has also entered a confidentiality and non-compete agreement that prohibits him from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for a period of 24 months following the date of his termination.

Christopher R. Huber.    Mr. Huber’s employment offer letter provides for an annual base salary of $350,000 and an annual incentive bonus of up to 100% of his base salary. The offer letter provides for the same incentive bonus structure as Dr. Berger’s incentive bonus structure described above. Mr. Huber has also entered a confidentiality and non-compete agreement that prohibits him from engaging in specified competitive activities and soliciting our employees, customers, suppliers or other business relations for a period of 24 months following the date of his termination.

Change in Control Arrangements

Our 2004 Stock Plan and 2005 Equity Incentive Plan provide for the acceleration of vesting of awards in certain circumstances in connection with or following a change in control of us. See “Employee Benefit Plans.”

Employee Benefit Plans

2004 Stock Plan

Our board of directors adopted our 2004 Stock Plan in October 2004. Our 2004 Stock Plan provides for the grant of nonstatutory stock options and stock purchase rights. We anticipate that following the completion of this offering, we will no longer issue awards under the 2004 Stock Plan.

Share Reserve.    A total of 2,077,256 shares of our common stock is authorized for issuance under the 2004 Stock Plan. Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a spin-off, stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2005 Equity Incentive Plan.

Eligibility, Term and Administration of Awards.    Our board of directors or a committee of our board administers our 2004 Stock Plan. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise.

Stock Options.    The administrator determines the exercise price of options granted under our 2004 Stock Plan, but with respect to stock options granted to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the exercise price must equal at least 110% of the fair market value on the grant date. Stock options granted to any other participant must have an exercise price no less than 85% of the fair market value per share on the grant date.

Upon termination of a participant’s service with us or with a subsidiary of ours, he or she may exercise his or her option within 30 days of termination or such longer period of time stated in the option agreement, to the extent his or her option is vested on the date of termination. An option may never be exercised later than the expiration of its term.

Stock Purchase Rights.    Stock purchase rights may be granted alone, in addition to or in tandem with other awards granted under our 2004 Stock Plan. Stock purchase rights are rights to purchase shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares subject to a stock purchase right granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. Unless the administrator determines otherwise, we have a repurchase option exercisable within 90 days of termination of the purchaser’s service with us. Shares subject to stock purchase rights that do not vest are subject to our right of repurchase or forfeiture.

Effect of a Change in Control.    Our 2004 Stock Plan provides that in the event of certain change in control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the successor corporation will assume or substitute an equivalent award with respect to each outstanding award under the plan. If there is no assumption or substitution of outstanding awards, such awards will become fully vested and exercisable immediately prior to the change in control unless otherwise determined by the administrator, and the administrator will provide notice to the recipient that he or she has the right to exercise such outstanding awards for a period of time stated in the notice. The awards will terminate upon the expiration of such stated notice period.

Transferability.    Unless otherwise determined by the administrator, the 2004 Stock Plan generally does not allow for the sale or transfer of awards under the 2004 Stock Plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by such participant.

Additional Provisions.    Our board of directors has the authority to amend, suspend or terminate the 2004 Stock Plan provided such action does not impair the rights of any participant.

2005 Equity Incentive Plan

Our board of directors adopted our 2005 Equity Incentive Plan in September 2005. The 2005 Equity Incentive Plan provides for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares.

Share Reserve.    A total of 2,000,000 shares of our common stock is authorized for issuance under the 2005 Equity Incentive Plan plus the number of shares which have been reserved but not issued under the 2004 Stock Plan as of the effective date of this offering. In addition, shares available for grant under the 2004 Stock Plan upon completion of this offering will become available for grant under the 2005 Equity Incentive Plan, as will shares subject to options granted under the 2004 Stock Plan outstanding upon completion of this offering that are terminated or shares issued under the 2004 Stock Plan that are repurchased by us. In addition, on the first day of each fiscal year beginning in 2007, the number of shares available for issuance may be increased by an amount equal to the lesser of:

•	3% of the outstanding shares of our common stock on the first day of the fiscal year, and

•	such other amount as our board of directors may determine.

Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of, among other things, a spin-off, stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2005 Equity Incentive Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy the purchase price of an award or tax withholding obligations.

Eligibility, Term and Administration of Awards.    Our board of directors or a committee of our board administers our 2005 Equity Incentive Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise.

Stock Options.    The administrator determines the exercise price of options granted under our 2005 Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m), the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The administrator determines the term of all options.

Upon termination of a participant’s service with us or with a subsidiary of ours, he or she may exercise his or her option for the period of time stated in the option agreement. In the absence of a stated period in the option agreement, if termination is due to death or disability, the option will remain exercisable for 12 months after such termination. In all other cases and if not otherwise stated in the option agreement, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

Restricted Stock.    Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.    An award of restricted stock units provides the participant the right to receive payment at the end of a vesting period based on the value of a share of or common stock at the time of vesting. Stock units are subject to vesting requirements, restrictions and conditions to payment as the administrator determines is appropriate. Such vesting requirements may be based on, among other things, the attainment of organizational or individual performance goals established by the administrator. The administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. Payments of earned restricted stock units may be made in cash, shares or a combination of cash and shares.

Stock Appreciation Rights.     Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Performance Units and Performance Shares.     Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit/share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provision for such performance unit/share. Performance units will have an initial dollar value established by the administrator on or before the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units/shares in the form of cash, in shares or in a combination thereof.

Exchange Program.    The administrator, in its sole discretion, may institute an exchange program under which (A) outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have lower exercise prices and different terms), awards of a different type, or for cash, or a combination of cash and such other awards, or (B) the exercise price of any outstanding award is reduced.

Effect of a Change in Control.    Our 2005 Equity Incentive Plan provides that in the event of our “change in control,” the administrator may determine that the successor corporation will assume or substitute an equivalent award for each outstanding award under the plan. If there is no assumption or substitution of outstanding awards, such awards will become fully vested and exercisable immediately prior to the change in control unless otherwise determined by the administrator, and the administrator will provide notice to the recipient that he or she has the right to exercise such outstanding awards for a period of time stated in the notice. The awards will terminate upon the expiration of such stated notice period.

Transferability.    Unless otherwise determined by the administrator, the 2005 Equity Incentive Plan does not allow for the sale or transfer of awards under the plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by such participant.

Additional Provisions.    Our 2005 Equity Incentive Plan will automatically terminate in 2015, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2005 Equity Incentive Plan provided such action does not impair the rights of any participant.

Retirement Plans

401(k) Plan.    We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month on or following the date they begin employment and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Internal Revenue Code limits. The 401(k) plan permits us to make profit sharing contributions to eligible participants, although such contributions are not required and are not currently contemplated. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. All accounts are 100% vested at all times. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Other.    We sponsor a number of employee benefit plans outside the United States.

Limitations on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders,

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law,

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we are required to indemnify our directors and our bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $60,000, and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders.

Common Stock Sales

In connection with the creation and recapitalization of NightHawk Radiology Holdings, Inc. in March 2004, we issued 10,571,785 shares of our common stock to Dr. Paul Berger, 5,160,536 shares of our common stock to Mr. Jon Berger and 5,160,536 shares of our common stock to Mr. Huber, each of whom is one of our directors and executive officers, in exchange for all the outstanding membership units of Nighthawk Radiology Services, LLC held by them.

In November 2004, we issued an aggregate of 1,259,375 shares of our common stock to Michael Cooney, M.D. in satisfaction of a warrant held by Dr. Cooney and for other services rendered.

Preferred Stock Sale

In March 2004, we issued an aggregate of 8,125,000 shares of our redeemable preferred stock to entities affiliated with Summit Partners, a private equity and venture capital firm, at a purchase price of $1.60 per share. Peter Y. Chung, one of our directors, is a general partner and member of various entities affiliated with Summit Partners. In connection with this sale of shares, we entered into a stockholders agreement that provides for, among other things, board and committee designation rights, restrictions on share transfers, and rights of first refusal in connection with proposed transfers of shares. The agreement also grants certain affiliates of Summit Partners and our founders, Dr. Paul Berger, Mr. Huber and Mr. Jon Berger, rights to require us to repurchase shares of our stock held by them. The rights and restrictions will terminate upon the consummation of this offering.

Subordinated Promissory Notes

In March 2004, Nighthawk Radiology Services, LLC, our wholly-owned subsidiary, issued $12 million in subordinated promissory notes to certain affiliates of Summit Partners. Peter Y. Chung, one of our directors, is a general partner and member of various entities affiliated with Summit Partners. Each note was due on March 31, 2010 with accrued interest at the rate of 10% per annum. We repaid these notes in full on April 20, 2005 using proceeds of our loan and security agreement with Comerica Bank.

Registration Agreement

In connection with the March 2004 sale of shares of our redeemable preferred stock to entities affiliated with Summit Partners, we entered into a registration agreement that provides for rights relating to the registration of the shares of common stock issuable upon conversion of the redeemable preferred stock. These rights include demand, short-form and piggyback registration rights. In addition, Dr. Paul Berger, Mr. Huber and Mr. Jon Berger, each of whom is one of our directors and executive officers, are parties to, and have piggyback registration rights under, this agreement. See “Description of Capital Stock—Registration Rights” for additional information.

Stock Option Grants

Certain stock option grants to our directors and related option grant policies are described in this prospectus under the captions “Management—Director Compensation.” Pursuant to our director compensation policy and prior arrangements, we granted the following options to certain non-employee directors:

•	In October 2004, we granted Mr. Chung an option to purchase 45,000 shares of our common stock at an exercise price of $1.25 per share, vesting over a three-year period from April 1, 2004.

•	In October 2004, we granted Dr. Brophy an option to purchase 45,000 shares of our common stock at an exercise price of $1.25 per share, vesting over a three-year period from April 1, 2004.

•	In March 2005, we granted Dr. Bradley an option to purchase 45,000 shares of our common stock at an exercise price of $2.90 per share, vesting over a three-year period from the date of grant.

•	In March 2005, we granted Mr. Mayleben an option to purchase 45,000 shares of our common stock at an exercise price of $2.90 per share, vesting over a three-year period from the date of grant.

•	In the event of certain change in control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the vesting of all shares subject to these options will accelerate fully.

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain of our executive officers. See “Management—Employment Agreements and Change in Control Arrangements.”

We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management—Limitations on Liability and Indemnification Matters.”

Consulting Agreement

In June 2004, we entered into a consulting agreement with Dr. Bradley to provide at least 100 hours per year of consulting services as an independent contractor to assist in the coordination and management of our relationships with academic institutions and professional associations. We issued Dr. Bradley 798,595 shares of our common stock in connection with this agreement. These shares were subject to vesting upon the occurrence of certain events, including a change of control, after the expiration of any applicable lock-up period following an initial public offering, termination of Dr. Bradley’s status as a service provider without cause or his death or disability. The unvested shares remaining upon the termination of Dr. Bradley’s services to us were subject to forfeiture and automatic reacquisition by us at no cost. In June 2005, our board of directors approved full acceleration of vesting of Dr. Bradley’s 798,595 shares of common stock.

Radiology Services Agreements

In February 2004, we entered into a professional services agreement with Dr. Paul Berger, our director, president and chief executive officer, to provide us with radiology services at his discretion for a term of two years. The contract provides for a base compensation of $175 per hour and an additional $10 per examination after Dr. Berger has performed beyond a minimum threshold number of examinations. Prior to entering into this agreement, Dr. Berger had provided us with radiology services for which he received compensation pursuant to substantially similar terms. During 2002, 2003 and 2004, we paid Dr. Berger approximately $128,000, $104,000 and $65,000, respectively, for the radiology services that he provided in addition to his compensation as our president and chief executive officer.

In August 2002, we entered into a professional services agreement with Michael Cooney, M.D., previously a holder of more than five percent of our common stock, to provide us with radiology services for a term through December 31, 2005 and automatically renewable for additional one-year terms, unless earlier terminated. We paid Dr. Cooney $990,170 and $1,536,273 as an independent contractor during 2003 and 2004, respectively, for the radiology services that he provided pursuant to the agreement.

In November 2004, we entered into a customer agreement with Regents, University of California, on behalf of the University of California San Diego School of Medicine, Department of Radiology of which William G. Bradley, M.D., Ph.D., one of our directors, is chairman. Pursuant to the contract, we provide up to 155 radiology scans per month free of charge in exchange for attendance to continued medical education courses sponsored by the Department of Radiology at the UCSD School of Medicine at no cost to our contract radiologists.

During 2003 and 2004, we provided radiology services to Radiology Associates of Northern Idaho, LLC, or RANI, a former member of Nighthawk Radiology Services, LLC, without charge. The estimated value of the services we provided to RANI, based on rates charged to unrelated third parties, was approximately $109,000 and $113,000 in 2003 and 2004, respectively.

Family Relationships

Dr. Paul E. Berger, our director, president and chief executive officer, is the father of Jon Berger, our director and vice president of sales, marketing and business development, and Scott Berger, who has served as our Director of Technology Development since June 2003. Scott Berger received compensation of $58,074 in 2003 and $134,876 in 2004. Scott Berger was also granted an option to purchase 20,000 shares of our common stock at an exercise price of $1.25 per share in October 2004 and an option to purchase an additional 20,000 shares of our common stock at an exercise price of $2.50 in February 2005. In addition, Dr. Berger’s son-in-law, Mark Kettell, has served as our Manager of Implementations since June 2003. Mr. Kettell received compensation of $28,616 in 2003 and $73,319 in 2004. In October 2004, Mr. Kettell was also granted an option to purchase 15,000 shares of our common stock at an exercise price of $1.25 per share.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at September 30, 2005, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	Each person who we know beneficially owns more than five percent of our common stock;

•	Each of our directors;

•	Each of our executive officers; and

•	All of our directors and executive officers as a group.

In addition, up to              shares held by entities affiliated with Summit Partners, up to              shares held by Paul E. Berger, M.D., up to              shares held by Jon D. Berger, up to              shares held by Christopher R. Huber and up to              shares held by William G. Bradley, M.D., Ph.D. may be sold if the underwriters exercise their over-allotment option. No other stockholder is participating in this offering.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 30,011,947 shares of common stock outstanding at September 30, 2005. For purposes of the table below, we have assumed that              shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of September 30, 2005. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*.”

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o NightHawk Radiology Holdings, Inc., 250 Northwest Boulevard, Suite 202, Coeur d’Alene, Idaho 83814.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
		Before Offering	After Offering
5% Stockholders (1)
Summit Partners (2)	8,125,000	27.1%

Directors and Executive Officers:
Paul E. Berger, M.D. (3)	9,158,650	30.5%
Jon D. Berger (4)	3,945,149	13.1%
Christopher R. Huber (5)	4,002,171	13.3%
William G. Bradley, M.D., Ph.D. (6)	798,595	2.7%
David J. Brophy, Ph.D. (7)	23,750	*
Peter Y. Chung (8)	8,148,750	27.1%
Timothy M. Mayleben	—	—
All executive officers and directors as a group (seven persons) (9)	26,077,065	86.8%

*	Less than one percent.

(1)	Dr. Paul Berger, Mr. Jon Berger and Mr. Huber are also holders of greater than five percent of our outstanding shares of common stock.

(2)	Represents (a) 5,312,424 shares of redeemable preferred stock held by Summit Ventures VI-A, L.P.; (b) 2,215,492 shares of redeemable preferred stock held by Summit Ventures VI-B, L.P.; (c) 253,906 shares of redeemable preferred stock held by Summit Subordinated Debt Fund II, L.P.; (d) 169,629 shares of redeemable preferred stock held by Summit VI Entrepreneurs Fund, L.P.; (e) 110,484 shares of redeemable preferred stock held by Summit VI Advisors Fund, L.P. and (f) 63,065 shares of redeemable preferred stock held by Summit Investors VI, L.P. (such entities collectively referred to as “Summit Partners”). Summit Partners is the managing member of Summit Partners VI (GP), LLC, which is the general partner of Summit Partners VI (GP), L.P., which is the general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P. and Summit Investors VI, L.P. Summit Partners SD II, LLC is the general partner of Summit Subordinated Debt Fund II, L.P. Summit Partners, through a three-person investment committee composed of certain of the members of Summit Master Company, LLC, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Gregory M. Avis, John R. Carroll, Peter Y. Chung, Scott C. Collins, Bruce R. Evans, Charles J. Fitzgerald, Walter G. Kortschak, Martin J. Mannion, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, IV, Joseph F. Trustey and Stephen G. Woodsum are the members of Summit Master Company, LLC, which is the general partner of Summit Partners, and each disclaims beneficial ownership of the shares held by Summit Partners. The address for each of these entities is 222 Berkeley Street, 18th Floor, Boston, MA 02116. If the over-allotment option is exercised in full, the number of shares held by Summit Partners will be , and Summit Partners’ beneficial ownership percentage will decrease to %.

(3)	Includes 7,358,651 shares held by Dr. Berger; 1,000,000 shares held by the Paul E. Berger Annuity Trust; and 799,999 shares held by the Jon and Heather Berger Family Trust. Dr. Berger serves as trustee of the Paul E. Berger Annuity Trust and the Jon and Heather Berger Family Trust. If the over-allotment option is exercised in full, the number of shares held by Dr. Berger will be , and Dr. Berger’s beneficial ownership percentage will decrease to %.

(4)	Includes 3,092,349 shares held by Mr. Berger; 400,000 shares held by the Jon and Heather Berger Annuity Trust; 400,000 shares held by the Paul E. Berger Family Trust; and 52,800 shares held by the Paul E. Berger Grandchildren’s Trust. Mr. Berger serves as trustee of the Jon and Heather Berger Annuity Trust, the Paul E. Berger Family Trust, and the Paul E. Berger Grandchildren’s Trust. If the over-allotment option is exercised in full, the number of shares held by Mr. Berger will be , and Mr. Berger’s beneficial ownership percentage will decrease to %.

(5)	If the over-allotment option is exercised in full, the number of shares held by Mr. Huber will be , and Mr. Huber’s beneficial ownership percentage will decrease to %.

(6)	If the over-allotment option is exercised in full, the number of shares held by Dr. Bradley will be , and Dr. Bradley’s beneficial ownership percentage will decrease to %.

(7)	Includes options exercisable for 23,750 shares of common stock within 60 days of September 30, 2005.

(8)	Includes options exercisable for 23,750 shares of common stock within 60 days of September 30, 2005 and shares held by Summit Partners. Mr. Chung is a general partner of Summit Partners. Mr. Chung does not have voting or dispositive authority over these shares and disclaims beneficial ownership of these shares. If the over-allotment option is exercised in full, the number of shares beneficially owned by Mr. Chung will be , and Mr. Chung’s beneficial ownership percentage will decrease to %.

(9)	Includes options exercisable for 47,500 shares of common stock within 60 days of September 30, 2005.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the completion of this offering, our authorized capital stock will consist of 155,000,000 shares, with a par value of $0.001 per share, of which:

•	150,000,000 shares are designated as common stock, and

•	5,000,000 shares are designated as preferred stock.

At June 30, 2005, we had outstanding 29,617,857 shares of common stock, held of record by 20 stockholders, and no shares of preferred stock. These amounts assume the conversion of all outstanding shares of our preferred stock into common stock upon completion of this offering.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Registration Rights

The holders of an aggregate of 25,230,970 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of a registration agreement between us and the holders of these shares, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights.    The holders of an aggregate of 8,125,000 shares of our common stock, or their permitted transferees, are entitled to demand registration rights. Under the terms of the registration agreement, we will be required, upon the written request of holders of a majority of these shares, to use our best efforts to register all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the registration agreement, but a registration will not count as one of the permitted registrations until it has become effective and unless the holders of these shares are able to register and sell at least 80% of the shares requested to be included in such registration. We are not required to effect a demand registration prior to 180 days after the completion of this offering.

Short-Form Registration Rights.    The holders of an aggregate of 8,125,000 shares of our common stock, or their permitted transferees, are also entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-2 or Form S-3, these holders have the right, upon written request from holders of these shares to us, to have such shares registered by us at our expense provided that such requested registration has an anticipated aggregate offering price to the public of at least $2,500,000 and we have not already effected two short-form registrations in the preceding 12-month period.

Piggyback Registration Rights.    The holders of an aggregate of 25,230,970 shares of our common stock, or their permitted transferees, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters believe that including these shares would adversely affect the offering.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

We have provided in our certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer, the president (in the absence of a chief executive officer), or the board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Vacancies Filled Only by Majority of Directors Then in Office

Vacancies and newly created seats on our board may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

Board Classification

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws do not expressly provide for cumulative voting.

Directors Removed Only for Cause

Our certificate of incorporation provides that directors may be removed by stockholders only for cause.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	At or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC. The transfer agent’s address is 85 Challenger Road, Overpeck Centre, Ridgefield Park, New Jersey 07660, and its telephone number is (201) 296-4000.

Nasdaq National Market Listing

We have applied to have our common stock listed on the Nasdaq National Market under the symbol “NHWK.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of              shares of common stock will be outstanding, assuming that there are no exercises of options after June 30, 2005. Of these shares, all              shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

In addition, of the 1,868,094 shares of our common stock that were subject to stock options outstanding as of June 30, 2005, options to purchase 161,360 shares of common stock were vested as of June 30, 2005 and will be eligible for sale 180 days following the effective date of this offering.

Rule 144

In general, under Rule 144 as currently in effect, a person who owns shares that were acquired from us or an affiliate of ours at least one year prior to the proposed sale is entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

We, the selling stockholders, all of our directors and officers and the other holders of shares of common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in “Underwriters.”

Registration Rights

Upon completion of this offering, the holders of 25,230,970 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the IRS might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States, a corporation organized under the laws of the United States, any state or the District of Columbia, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of the common stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange of other disposition of common stock. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effects of any applicable foreign, state, or local laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

Dividends

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. However, the withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flowthrough entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock unless:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply),

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates, or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will generally be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Internal Revenue Code and U.S. Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. The certification procedures to claim treaty benefits described under “—Dividends” will satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus among us, the selling stockholders and the underwriters, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC.
Piper Jaffray & Co.
SG Cowen & Co., LLC
Montgomery & Co., LLC

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $             a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We, the selling stockholders, all of our directors and officers and holders of all our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Subject to certain exceptions, the restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters,

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16 of the Securities Exchange Act of 1934 is made in connection with any such transaction,

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing,

•	the issuance by us of shares or options to purchase shares of our common stock pursuant to our stock option plans,

•	the issuance by us of shares of our common stock, or securities convertible into our common stock, in connection with merger or acquisition transactions, joint ventures or other strategic corporate transactions,

•	transfers by Dr. Paul E. Berger or Christopher R. Huber of up to 5% of the common stock owned by each of them to any trusts the sole beneficiaries of which are the transferor and/or the immediate family members of the transferor,

•	transfers by Jon D. Berger of up to $200,000 of common stock by gift or gifts to any charity,

•	transfers of shares of common stock by any stockholder that is a corporation, partnership or other business entity to certain entities affiliated with the stockholder,

•	distributions of shares of common stock without consideration by any stockholder that is a corporation, partnership or other business entity to its equity holders on a pro rata basis,

•	transfers of shares of common stock as a gift, or on death of the stockholder by will or intestacy,

•	transfers of shares of common stock to immediate family members of the stockholder,

•	transfers of shares of common stock to any trust the sole beneficiaries of which are the immediate family members of the stockholder,

•	transfers of shares of common stock solely in connection with cashless exercises of stock options held by the stockholder for the purpose of exercising such options, or

•	transfers of shares of common stock by any stockholder that is a trust to a trustor or beneficiary of the stockholder.

provided that in the case of each of the last twelve types of transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in this paragraph and, in the case of each of the last five types of transactions, no filing under Section 16 of the Securities Exchange Act of 1934 is made in connection with these transactions.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Application has been made to have our common stock approved for quotation on the Nasdaq National Market under the symbol “NHWK.”

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              shares offered in this prospectus for our directors, officers, employees, business associates and other related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of NightHawk Radiology Holdings, Inc. and subsidiaries as of and for the years ended December 31, 2003 and December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph that describes the recapitalization of NightHawk Radiology Holdings, Inc.), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Nighthawk Radiology Services, LLC for the year ended December 31, 2002 included in this prospectus have been audited by Magnuson, McHugh & Company, P.A., independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of DayHawk Radiology Services, LLC as of November 11, 2004 and for the period January 1, 2004 to November 11, 2004 have been included herein and in the registration statement in reliance upon the report of Wright, Moore, DeHart, Dupuis & Hutchinson, L.L.C., independent public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of American Teleradiology Nighthawks, Inc. as of and for the years ended December 31, 2003 and 2004, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We intend to provide our stockholders with annual reports containing financial statements that have been audited by an independent registered public accounting firm, and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

NightHawk Radiology Holdings, Inc. and subsidiaries

Coeur d’Alene, Idaho

We have audited the accompanying consolidated balance sheets of NightHawk Radiology Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of income, members’ and stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of NightHawk Radiology Holdings, Inc. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company was recapitalized in March 2004.

/s/ DELOITTE & TOUCHE LLP

Boise, Idaho

September 16, 2005

(September 30, 2005 as to Note 13)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of

Nighthawk Radiology Services, LLC

Coeur d’Alene, Idaho

We have audited the accompanying statements of income, members’ equity, and cash flows of Nighthawk Radiology Services, LLC (the “Company”) an Idaho limited liability company for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of income, members’ equity, and cash flows, present fairly, in all material respects, the results of the Company’s operations and cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Magnuson, McHugh & Co., P.A.

Coeur d’Alene, Idaho

June 19, 2003

(except for changes in equity balances related to fair value of outstanding warrants, and certain operating expenses related to the year ended December 31, 2002, as to which the date is July 21, 2005)

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2004

	December 31,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$2,184,120	$5,813,861
Trade accounts receivable	2,835,686	6,072,502
Prepaids and other current assets	247,825	340,513

Total current assets	5,267,631	12,226,876
Property and equipment, net	1,283,798	3,042,598
Goodwill		954,788
Intangible assets, net		1,004,322
Other assets, net		33,746

Total	$6,551,429	$17,262,330

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$698,484	$3,173,864
Accrued payroll and related benefits	218,815	1,844,179
Accrued interest payable		248,219
Acquisition consideration payable		500,000
Deferred income taxes		25,334
Long-term debt, due within one year		2,250,000
Capital lease obligations, due within one year		3,878

Total current liabilities	917,299	8,045,474
Long-term debt		9,750,000
Fair value of redeemable preferred stock conversion feature		5,527,777
Deferred income taxes		128,846
Capital lease obligations		16,324

Total liabilities	917,299	23,468,421

Commitments and contingencies
Redeemable common stock		4,408,394
Redeemable convertible preferred stock		12,094,465

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock—40,000,000 shares authorized; $.001 par value; 0 and 19,403,571 shares issued and outstanding at December 31, 2003 and 2004		19,404
Additional paid-in capital		2,912,525
Retained earnings (deficit)	4,718,315	(25,640,879)
Members’ equity	915,815

Total stockholders’ equity (deficit)	5,634,130	(22,708,950)

Total	$6,551,429	$17,262,330

The accompanying notes are an integral part of the consolidated financial statements.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	December 31,
	2002	2003	2004
Service revenue	$4,666,645	$16,216,322	$39,283,002
Operating costs and expenses:
Professional services (includes non-cash compensation expense of $262,765, $653,050 and $1,544,781)	1,941,452	6,417,803	15,049,399
Sales, general, and administrative (includes non-cash compensation expense of $0, $0 and $144,822)	1,624,654	4,862,452	11,991,386
Depreciation and amortization	59,063	175,780	528,126

Total operating costs and expenses	3,625,169	11,456,035	27,568,911

Operating income	1,041,476	4,760,287	11,714,091
Other income (expense):
Interest expense	(40,072)	(6,915)	(880,671)
Interest income		3,927	40,835
Other, net	(3,001)	28,266	(28,953)
Change in fair value of redeemable preferred stock conversion feature			(3,857,500)

Total other income (expense)	(43,073)	25,278	(4,726,289)

Income before income taxes	998,403	4,785,565	6,987,802
Income tax expense			3,662,563

Net income	998,403	4,785,565	3,325,239
Redeemable preferred stock accretion			(764,742)

Net income applicable to common stockholders	$998,403	$4,785,565	$2,560,497

Earnings per common share:
Basic	$0.02	$0.08	$0.08
Diluted	$0.02	$0.08	$0.08
Weighted averages of common shares outstanding:
Basic	62,165,195	62,165,195	30,245,546
Diluted	62,165,195	62,165,195	30,245,546

The accompanying notes are an integral part of the consolidated financial statements.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ AND STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Common Stock		Additional Paid-in Capital	Members’ Equity		Retained Earnings (Deficit)	Total
	Shares	Amount
Balance—January 1, 2002						$(565,653)	$(565,653)
Net income						998,403	998,403
Equity-based compensation expense					$262,765		262,765

Balance—December 31, 2002					262,765	432,750	695,515
Net income						4,785,565	4,785,565
Distributions						(500,000)	(500,000)
Equity-based compensation expense					653,050		653,050

Balance—December 31, 2003					915,815	4,718,315	5,634,130
Net income						3,325,239	3,325,239
Redemption of member’s units					(556,293)	(743,707)	(1,300,000)
Distributions to members						(2,885,259)	(2,885,259)
Recapitalization of the Company	18,803,571	$18,804				(26,135,903)	(26,117,099)
Stock contributed by stockholders	(2,057,970)	(2,058)	$2,058
Issuance of common stock to non-employees	1,259,375	1,259	1,812,240		(359,522)		1,453,977
Issuance of restricted stock to non-employees	798,595	799	99,621				100,420
Issuances of stock options—employees			44,403				44,403
Issuances of stock options—non-employees			45,572				45,572
Stock compensation paid by principal stockholders			45,231				45,231
Stock issued in acquisition	600,000	600	863,400				864,000
Accretion of redeemable common stock						(3,154,822)	(3,154,822)
Accretion of redeemable preferred stock						(764,742)	(764,742)

Balance—December 31, 2004	19,403,571	$19,404	$2,912,525	$		$(25,640,879)	$(22,708,950)

The accompanying notes are an integral part of the consolidated financial statements.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income	$998,403	$4,785,565	$3,325,239
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59,063	175,780	528,126
Gain on disposal of property and equipment		(2,732)
Change in fair value of redeemable preferred stock conversion feature			3,857,500
Non-cash stock compensation expense	262,765	653,050	1,689,603
Changes in operating assets and liabilities:
Accounts receivable	(756,004)	(2,021,213)	(2,764,779)
Prepaid expenses and other assets	(112,872)	(116,563)	(117,983)
Deferred income taxes			154,180
Accounts payable and accrued expenses	16,350	669,841	1,699,444
Accrued payroll and related benefits		183,856	1,625,364
Accrued interest payable			248,219

Net cash provided by operating activities	467,705	4,327,584	10,244,913

Cash flows from investing activities:
Purchase of property and equipment	(417,679)	(1,034,456)	(2,213,459)
Acquisition of DayHawk, net of cash acquired of $119,618			(630,382)
Proceeds from sale of property and equipment		5,878

Net cash used in investing activities	(417,679)	(1,028,578)	(2,843,841)

Cash flows from financing activities:
Borrowings from line of credit	3,987,444		3,000,000
Repayments to line of credit	(3,992,030)	(668,155)
Proceeds from note payable			12,000,000
Repayment of note payable and debt			(3,260,000)
Purchase of membership units			(24,185,672)
Expenses related to recapitalization			(1,463,527)
Proceeds from issuance of preferred stock			13,000,000
Distributions to members		(500,000)	(2,862,132)

Net cash used in financing activities	(4,586)	(1,168,155)	(3,771,331)

Net increase in cash and cash equivalents	45,440	2,130,851	3,629,741
Cash and cash equivalents—beginning of year	7,829	53,269	2,184,120

Cash and cash equivalents—end of year	$53,269	$2,184,120	$5,813,861

Supplemental disclosures of cash flow information:
Cash paid for interest	$40,072	$6,840	$632,452
Cash paid for income taxes			$3,366,775
Non-cash investing and financing activities:
Borrowing on capital lease obligation			$20,202
Common stock issued in recapitalization			$18,804
Distributions payable to former LLC member			$23,127
Accretion of redeemable preferred stock			$764,742
Accretion of redeemable common stock			$3,154,822

Details of DayHawk acquisition:
Receivables			$472,037
Other assets			26,038
Goodwill			954,788
Intangible assets			1,040,000
Accounts payable and other accrued expenses			(238,481)
Notes payable assumed			(260,000)
Payable to seller			(500,000)
Issuance of common stock			(864,000)

Net cash paid for acquisition			$630,382

The accompanying notes are an integral part of the consolidated financial statements.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

1.    THE COMPANY

Background—NightHawk Radiology Holdings, Inc., a Delaware corporation (the “Company”), is a provider of nighttime and weekend emergency radiology services to radiology groups and hospitals across the United States of America. The Company’s general offices are located in Coeur d’Alene, Idaho and its central and primary reading facility is in Sydney, Australia. A new facility was opened in late 2004 in Zurich, Switzerland where radiologists contracted with the Company provide preliminary radiological interpretations. The Company’s functional currency is the U.S. dollar. The Company has a single reporting segment and reporting unit structure.

Recapitalization—Until March 2004, the Company operated as Nighthawk Radiology Services, LLC, an Idaho limited liability company (the “LLC”). The Company was recapitalized in March 2004 and NightHawk Radiology Holdings, Inc. was formed for the purpose of acquiring all of the outstanding units of the LLC and all of the outstanding shares of NRS Corporation, whose only assets were outstanding units of the LLC.

As of December 31, 2004, the legal entity structure for the Company is as follows:

•	NightHawk Radiology Holdings, Inc.—A Delaware corporation formed in March 2004.

•	NRS Corporation—An Idaho corporation purchased in connection with the recapitalization and 100% owned by NightHawk Radiology Holdings, Inc.

•	Nighthawk Radiology Services, LLC—An Idaho limited liability company formed in May 2001 which is 64.4% owned by NRS Corporation and 35.6% owned by NightHawk Radiology Holdings, Inc.

•	NightHawk Services GmbH—A wholly owned subsidiary of Nighthawk Radiology Services, LLC formed in September 2004 and located in Zurich, Switzerland.

•	DayHawk Radiology Services, LLC—A Delaware limited liability company, an unrelated party, which was acquired in November 2004 and which is a wholly owned subsidiary of NightHawk Radiology Holdings, Inc.

The consolidated financial statements include the assets, liabilities and results of operations of all the preceding entities. As discussed in Note 3, the results of operations of DayHawk Radiology Services, LLC have been included in the Company’s consolidated financial statements since the date of acquisition.

The significant aspects of the recapitalization were as follows:

•	As of December 31, 2003, the LLC was authorized to issue up to 2,000 common membership units and 1,000 preferred membership units. As of December 31, 2003, total outstanding common and preferred membership units were 999 and 0 units, respectively.

•	On January 2, 2004, the LLC redeemed 56 membership units owned by one member for $1,300,000 in cash.

•	On March 31, 2004, the Company, the LLC, and certain members of the LLC entered into a Securities Purchase and Contribution Agreement with an investment firm pursuant to which the Company sold debt and equity securities to raise capital to fund the purchase of LLC membership units held by a selling member of the LLC. The investment firm purchased securities of the new Company for $25,000,000, consisting of $12,000,000 of subordinated debt (see Note 6) issued by the LLC and $13,000,000 of the Company’s Series A Convertible Redeemable Preferred Stock (8,125,000 shares).

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

•	Proceeds from the investment firm’s $25,000,000 investment were used as follows:

°	$23,400,000 to purchase 607.25 membership units owned by a selling member.

°	$1,463,527 to fund recapitalization transaction expenses.

°	$136,473 for general working capital purposes.

As part of this recapitalization, certain LLC members who were also executive officers of the LLC exchanged their 335.75 membership units for 20,892,857 shares of common stock of the Company (which includes 2,089,286 shares of redeemable common stock as discussed in Note 12). As a result of the preceding transactions, the Company was capitalized with 8,125,000 shares of Series A preferred stock and 20,892,857 shares of common stock. The rights, preferences and privileges of the preferred and common stockholders are described in Note 12.

These transactions have collectively been accounted for as a recapitalization and no change in control of the Company occurred as a result of these transactions.

In November 2004, 2,057,970 shares of common stock of the Company were contributed to the Company by the stockholders who previously exchanged their membership units in the LLC for common stock of the Company (see above). These stockholders did not receive any consideration for this stock. The common stock was then issued by the Company pursuant to a restricted stock grant to a person who subsequently became a member of the Company’s board of directors and a stock grant to an affiliated radiologist who had previously been granted a warrant to purchase units in the LLC in 2003.

Through March 31, 2004, allocations of net profits and losses, calculated in accordance with the LLC agreement, were made in accordance with the members’ percentage interest. The Company made distributions to the members in proportion to their percentage interests. Additionally, quarterly distributions were made to the members of the Company (based on their percentage interests) for their estimated federal and state income tax liabilities.

The accompanying financial statements include the presentation of consolidated financial statements of NightHawk Radiology Holdings, Inc. since March 31, 2004 and the financial statements of Nighthawk Radiology Services, LLC for the periods prior to March 31, 2004. Both the Company and the LLC are collectively referred herein as the “Company.”

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable allowance, fair value of acquired intangible assets and goodwill, fair value of redeemable preferred stock

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

conversion feature, useful lives of intangible assets and property and equipment, and income taxes, among others, as well as the loss contingency for medical liability claims and the value of common stock and preferred stock for the purpose of determining stock-based compensation.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents.

Trade Accounts Receivable—Trade accounts receivable represent receivables for radiology services and are recorded at the invoiced amount and are non-interest bearing. The Company has a history of minimal uncollectible receivables. Management reviews past due accounts receivable to identify specific customers with known disputes or collectibility issues.

Property and Equipment—Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of each asset, which ranges as follows:

Computers, diagnostic workstations and telecommunications systems	5–7 years
Office furniture and equipment	7–10 years
Software	3–7 years
Leasehold improvements	Term of lease or asset life, whichever is shorter

Expenditures for maintenance and repairs are charged to operating expense as incurred and expenditures for renewals and betterments are capitalized. Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation are removed from the records and any gain or loss is reflected in operating expenses.

Operating Leases—The Company leases various office space under operating leases. Certain lease arrangements contain rent escalation clauses for which the lease expense is recognized on a straight-line method over the terms of the leases.

Long-Lived Assets Including Goodwill and Other Acquired Intangible Assets—The value of goodwill and intangible assets is stated at the lower of cost or fair value. Goodwill is not subject to amortization; however it is subject to periodic impairment assessments. Under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, the Company is required to perform at least an annual goodwill impairment test and to consider other indicators that may arise throughout the year to re-evaluate carrying value. To the extent carrying value exceeds fair value at the date impairment is tested, the Company reduces goodwill by recording a charge to operations. We perform our annual impairment test in the last quarter of each fiscal year. SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives (see Note 4).

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires impairment losses to be recognized for long-lived assets when indicators of impairment exist and the underlying cash flows are not sufficient to support the assets’ carrying value.

We regularly evaluate the carrying value of intangible and long-lived assets for events or changes in circumstances that indicate that the carrying amount may not be recoverable or that the remaining estimated useful life should be changed. Potential indicators of impairment can include, but are not limited to (1) history of operating losses or expected future losses; (2) significant adverse change in legal factors; (3) changes in the extent or manner in which the assets are used; (4) current expectations to dispose of the assets by sale or other means; and (5) reductions or expected reductions of cash flow. If we determine there is an indication of

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

impairment, we compare undiscounted net cash flows to the carrying value of the respective asset. If the carrying value exceeds the undiscounted net cash flows we perform an impairment calculation using discounted cash flows, valuation analysis from independent valuation specialists or comparisons to recent sales or purchase transactions to determine estimated fair value.

Cost of computer software used for internal use is capitalized and accounted for in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Capitalized costs are amortized based on the Company’s expected utilization of existing internally developed software.

Revenue Recognition and Presentation—Service revenue is recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Service revenue consists of fees for radiological interpretations and is recognized in the fiscal month when the radiological interpretation is complete and delivered to the customer.

Professional Services Expenses—Professional service expenses consist primarily of the fees we pay to our affiliated radiologists, any physician stock-based compensation, the premiums we pay for medical liability insurance and any medical liability claims loss expenses. Our affiliated radiologists are independent contractors and we compensate them using a formula that is generally based upon the number of hours worked, with additional incentives for the workload completed as well as year-end discretionary bonuses. We recognize professional services expenses in the month in which the services are performed. The Company recognizes expenses associated with medical liability premiums in the month in which the expense is incurred. The Company records medical liability loss contingency expenses in the month in which the Company deems such liability probable.

Stock-Based Compensation—The Company records stock-based compensation expense in connection with any grant of stock options, warrants or other issuance of shares of common stock to affiliated radiologists. We calculate the stock-based compensation expense associated with the issuance of stock-based compensation to affiliated radiologists in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123 (SFAS No. 148) and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF No. 96-18), by determining the fair value using a Black-Scholes model. We calculate the stock-based compensation expense related to issuance of common stock to radiologists based on the fair value of common stock at the date the shares were issued. Stock-based compensation paid to affiliated radiologists is included in professional services expenses.

The Company also records stock-based compensation expense in connection with any grant of stock options, warrants or other issuance of shares of common stock to employees, directors and non-physician contractors. We calculate the stock-based compensation expense associated with the issuance of options to our employees and directors in accordance with SFAS No. 123 and SFAS No. 148 by determining the fair value using a Black-Scholes model. Stock-based compensation to employees and non-physician contractors is included in sales, general and administrative expenses.

Sales, General and Administrative Expenses—Selling, general and administrative expenses consist primarily of salaries and related expenses for all employees and non-physician contractors, information technology and telecommunications expenses, costs associated with licensing and privileging our affiliated

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

radiologists, facilities and office-related expenses, sales and marketing expenses and other general and administrative expenses.

Income Taxes—As previously indicated, the Company operated as a limited liability company prior to March 31, 2004. Consequently, the Company was not subject to federal income taxes. Rather, the members were subject to federal income taxation based on their respective allocation of the Company’s net taxable income or loss. Accordingly, the Company did not record any current or deferred assets, liabilities, or expenses related to income taxes through March 31, 2004.

Subsequent to its recapitalization, the Company recognizes income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Developing our provision for income taxes, including our effective tax rate, and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances we deem necessary to value deferred tax assets. Our judgments and tax strategies are subject to audit by various taxing authorities. While we believe we have provided adequately for our income tax liabilities in our consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Concentration of Credit Risk—Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high quality credit institutions. At times, such amounts may be in excess of the Federal Deposit Insurance Corporation’s (FDIC) insurance limit of $100,000. As of December 31, 2003, three accounts for a total of approximately $2,057,000 were in excess of FDIC insurance limits and as of December 31, 2004, five accounts for a total of approximately $5,862,000 were in excess of FDIC insurance limits.

Credit risk related to accounts receivable is mitigated by the Company’s credit evaluation process and the reasonably short collection terms. Management makes judgments as to its ability to collect outstanding receivables based upon the Company’s collection history and has concluded that an allowance for uncollectible accounts is not necessary as of December 31, 2003 or December 31, 2004.

Promotional and Advertising Expenses—The Company expenses promotional and advertising costs in the period in which they are incurred. Promotional and advertising expense for the years ended December 31, 2002, 2003 and 2004 was approximately $66,000, $210,000 and $324,000, respectively.

Fair Value of Financial Instruments—The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, current liabilities and variable rate debt approximate their fair value because of their short maturities. The fair values of fixed-rate long-term debt is based on the discounted value of contractual cash flows with a discount rate that would be available for similar debt obligations at December 31, 2004. The carrying value of our fixed rate debt at December 31, 2004 approximated its fair value.

Derivative Financial Instruments—The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company records derivative financial instruments as assets or liabilities in our consolidated balance sheet, measured at fair value. When available, the Company uses quoted market prices to determine fair value; however, if quoted

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

market prices are not available, the Company estimates fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques. The Company records the changes in fair value of such instruments as non-cash gains or losses in the consolidated statements of income. The Company does not enter into derivatives for trading purposes.

Recent Accounting Pronouncements—In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities an interpretation of ARB No. 51. FIN 46, as amended through December 2003, which requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. The adoption of FIN 46 did not have an impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The Company adopted SFAS No. 150 on July 1, 2003 and it did not have an impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)) which is a revision of SFAS No. 123. SFAS No. 123(R) supercedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments. Upon adoption, the fair value of all employee stock option awards will be expensed in the Company’s statement of operations, typically, over the related vesting period of the options. SFAS No. 123(R) requires use of fair value to measure share-based awards issued to employees, computed at the date of grant. SFAS No. 123(R) will be effective beginning January 1, 2006. The Company has not yet completed its assessment and has not yet determined the effect of adopting SFAS No. 123(R).

In December 2004, the FASB issued SFAS No 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company has not yet completed its assessment and has not yet determined the effect of adopting SFAS No. 153.

3.    ACQUISITION

In November 2004, the Company completed the purchase of DayHawk Radiology Services, LLC (“DayHawk”), an unrelated party. The acquisition expanded the Company’s presence in additional markets. DayHawk was acquired for $1,250,000 in cash ($750,000 paid in 2004 and $500,000 paid in May 2005), 600,000 shares of common stock and the assumption of $498,481 in liabilities for total consideration of $2,612,481.

The acquisition of DayHawk resulted in the assets acquired and liabilities assumed being recorded based on their estimated fair values on the acquisition date. The results of operations of DayHawk have been included in the Company’s consolidated statements of income and cash flows since the date of acquisition.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The following table presents the allocation of the purchase price to the acquired assets and liabilities:

Current assets	$600,106
Furniture and fixtures	17,587
Intangible assets	1,040,000
Goodwill	954,788

Assets acquired	2,612,481
Current liabilities assumed	(498,481)

Net assets acquired	$2,114,000

The amount allocated to intangible assets was attributed to the following categories:

Customer lists and relationships	$740,000
Tradename and trademarks	150,000
Customer contracts	100,000
Noncompete agreements	50,000

$1,040,000

All intangible assets are amortized on a straight-line basis over their expected useful lives (Note 4).

The following pro forma information assumes the DayHawk acquisition occurred as of January 1, 2003. The unaudited pro forma financial information summarizes the results of operations for the years ended December 31, 2003 and 2004. The pro forma results are not necessarily indicative of what would have occurred had the acquisition actually been made at the beginning of the year or of future operations of the combined companies.

	2003	2004
	(unaudited)
Net service revenue	$16,794,724	$41,409,715
Net income	$4,482,936	$3,559,439
Net income applicable to common stockholders	$4,482,936	$2,794,697
Earnings per common share, basic and diluted	$0.07	$0.09

4.    INTANGIBLE ASSETS

A summary of intangible assets at December 31, 2004 is as follows:

	Estimated Useful Life	Amount
Customer lists and relationships	10 years	$740,000
Tradename and trademarks	10 years	150,000
Customer contracts	7 months	100,000
Noncompete agreements	2 years	50,000

		1,040,000
Accumulated amortization		(35,678)

Intangible assets, net		$1,004,322

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Amortization expense for 2004 was $35,678 and there was no amortization expense in 2003 or 2002. The estimated amortization expense for 2005 and 2006 is approximately $193,000 and $111,000, respectively, and $89,000 for each of 2007, 2008 and 2009, or $570,000 in the aggregate.

5.    PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2003	2004
Computers, diagnostic workstations, and telecommunications systems	$719,667	$1,729,237
Office furniture and equipment	216,985	373,787
Software	219,605	832,494
Leasehold improvements	360,883	832,871

	1,517,140	3,768,389
Less accumulated depreciation	(233,342)	(725,791)

	$1,283,798	$3,042,598

Depreciation expense for the years ended December 31, 2002, 2003 and 2004, was approximately $59,000, $176,000 and $492,000, respectively.

6.    LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION

On March 31, 2004, as part of the recapitalization of the Company, the Company received proceeds of $12,000,000 of subordinated debt from the investment firm that also purchased the Company’s redeemable convertible preferred stock (see Note 1). This long-term debt was comprised of six different promissory notes from sub-funds of the investment firm. Interest accrued at a rate of 10% per annum. Principal on the individual notes was due on March 10, 2010. The Company was required to pay the entire outstanding principal amount due on the notes and all accrued and unpaid interest upon the consummation of a prepayment event, as defined in the individual notes.

On October 26, 2004, $3,000,000 was repaid, and as described below, the balance was repaid in April 2005.

Revolving Credit Agreement—In March 2004, the Company entered into a primary revolving credit agreement (the “Credit Agreement”) with Silicon Valley Bank (“SVB”). The Credit Agreement provided a revolving credit facility with a total of $3,500,000 in borrowing capacity. As of December 31, 2004, $3,000,000 was outstanding. The Company secured the Credit Agreement with all existing, and later acquired, collateral (as defined in the Credit Agreement) which included all goods and equipment, contract rights, general intangibles, cash and deposit accounts, and other various items. The committed revolving line included a letters-of-credit sublimit (see Note 7). Interest under the Credit Agreement accrued at SVB’s prime rate, which was 5.25% at December 31, 2004. As of December 31, 2004, the Company was in compliance with the financial covenants of the Credit Agreement.

On April 20, 2005, the Company entered into a new primary credit facility with Comerica Bank (“Comerica”). The agreement provides $15,000,000 in senior secured credit facilities comprised of a $12,000,000 term loan and a $3,000,000 revolving credit loan. The $12,000,000 term loan was used to repay the $9,000,000 in long-term debt outstanding at December 31, 2004 and the $3,000,000 outstanding under the credit facility with SVB. The entire facility with Comerica expires on April 20, 2009. Interest under the facility is

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

computed based, at the Company’s option, on Comerica’s prime rate, or certain LIBOR rates, plus a margin. The new credit agreement contains various restrictive financial covenants, which include a maximum total debt to EBITDA ratio, a minimum consolidated fixed charge coverage ratio and a minimum trailing twelve months of EBITDA at the end of each quarter as well as restrictions on capital expenditures.

The $9,000,000 in long-term debt outstanding at December 31, 2004 had no principal prepayment terms, with the balance due in full upon maturity at March 31, 2010. As indicated above, the Company refinanced the $9,000,000 in long-term debt along with the $3,000,000 credit facility into a $12,000,000 term debt with Comerica. Contractual maturities for the refinanced long-term debt of $12,000,000 are summarized by year as follows:

Year Ending December 31,
2005	$2,250,000
2006	3,000,000
2007	3,000,000
2008	3,000,000
2009	750,000

$12,000,000

Capital Lease Obligation—During 2004, a capital lease obligation of $20,202 was incurred related to computer hardware. Depreciation associated with the assets is included in depreciation expense for the year ended December 31, 2004 and was $337. Future minimum capital lease payments, at December 31, 2004 are approximately $5,200, $4,800, $4,800, $4,800, $4,400 for the years ending December 31, 2005, 2006, 2007, 2008 and 2009, respectively. As of December 31, 2004, the amount representing interest is $3,798 and the present value of the net minimum lease payments is $20,202. The current maturity of the capital lease is $3,878 and the long term obligation is $16,324.

7.    COMMITMENTS AND CONTINGENCIES

The Company leases its office spaces in Coeur d’Alene, Idaho; Milwaukee, Wisconsin; Sydney, Australia; and Zurich, Switzerland under operating leases. Total rent expense under these leases was approximately $120,000, $184,000 and $457,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

The following is a schedule of approximate future minimum lease payments under operating leases as of December 31:

2005	$796,000
2006	701,000
2007	601,000
2008	525,000
2009	74,000

$2,697,000

The Company’s Sydney, Australia office lease and medical liability insurance are collateralized by separate letters of credit in the amounts of $128,064 and $100,000, respectively, as of December 31, 2003 and $132,918 and $300,000, respectively, as of December 31, 2004.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Litigation—The Company may be involved in litigation in the normal course of business. After consultation with legal counsel, management estimates that at December 31, 2004 and 2003 these matters would be resolved without material adverse effect on the Company’s financial position, results of operations, or cash flows.

Medical Liability Insurance—The Company is exposed to various risks of loss related to litigation that may arise related to malpractice and maintains insurance for medical liabilities in amounts considered adequate by Company management. The Company’s claims-made policy provides coverage up to the policy limits for claims filed within the period of the policy term, subject to deductible requirements. Coverage for affiliated radiologists is initiated when they begin providing services on behalf of the Company. The 2004 policy expired in February 2005, and a renewed policy was obtained through February 2006.

8.    RELATED PARTY TRANSACTIONS

A stockholder of the Company who is also an officer of the Company, provided radiology services to the Company. In addition to salary, the Company paid approximately $128,000, $104,000 and $65,000 for his radiology services for the years ended December 31, 2002, 2003 and 2004, respectively.

During the years ended December 31, 2004, 2003 and 2002, the Company provided radiology services to a former member of Nighthawk Radiology Services, LLC without charge. The former member provides radiology readings to a local hospital during business hours and the Company provided off-hours and emergency radiology readings to a local hospital on the member’s behalf. The estimated value of the services provided by the Company, based on rates charged to unrelated third parties, was approximately $113,000, $109,000 and $27,000, respectively. These services are included in service revenue and professional fees.

During the year ended December 31, 2004, the Company entered into a debt transaction for $12,000,000 with its preferred stockholder (see Note 6). The Company incurred approximately $850,000 of interest related to the debt in 2004. The debt was refinanced in April 2005 with a commercial bank.

On May 28, 2004, the Company issued 798,595 shares of restricted common stock to a person who subsequently became a non-employee member of the Company’s Board of Directors. These shares have been recorded in accordance with EITF No. 96-18. In 2004, the Company recognized non-cash stock compensation expense of $100,420. On June 9, 2005, the Company’s Board of Directors accelerated vesting of these shares and as a result, the Company recognized non-cash stock compensation expense of $2,926,255.

In November 2004, the Company issued 1,259,375 shares of common stock to a related party who had previously been granted a warrant to purchase units in the LLC in 2003. These warrants were accounted for in accordance with EITF No. 96-18 and resulted in non-cash stock compensation of $1,453,978 in 2004.

9.    EMPLOYEE BENEFIT AND STOCK PLANS

2004 Stock Plan—The 2004 Stock Plan (the “Plan”) was adopted by the Board of Directors and authorizes the grant or issuance of various options or other awards including a repurchase option. As of December 31, 2004 the Plan authorizes the grant of options to purchase 1,527,256 shares of common stock, subject to adjustment for stock splits, stock dividends and similar events. In March 2005, the Board of Directors increased the option pool by 400,000 shares to 1,927,256 shares. The shares may be authorized but unissued, or reacquired common stock. The Board of Directors administers the Plan and establishes to whom the awards are granted, and the terms and conditions, including the exercise period, of such awards.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The per share exercise price for the shares to be issued upon exercise of the nonstatutory stock option shall be such price as determined by the administrator, subject to the provisions of the Plan.

On October 27, 2004, the following three stock option grants were made:

(1) common stock options to certain employees covering 502,000 shares at an exercise price of $1.25 per share. For 311,000 of the options, one-third vested on April 1, 2005, and 1/36 of the shares vest each month thereafter; for 191,000 of the options, 33% will vest on an annual basis beginning on the one year anniversary of the date when the shares of the Company’s common stock are first quoted on an approved foreign market recognized by the Australian Securities and Investment Commission;

(2) common stock options to certain independent contractors for 579,712 shares at an exercise price of $1.25 per share. These options are earned based on hours performed and vest on the three year anniversary of the vesting commencement date (October 27, 2004); and

(3) common stock options to the Company’s outside directors for 90,000 shares at an exercise price of $1.25 per share. One third of these options vested on April 1, 2005, and 1/36 of the shares vest each month thereafter.

On November 29, 2004, the following two stock option grants were made:

(1) common stock options to certain employees for 21,000 shares at an exercise price of $2.25 per share. For 12,000 of the options, one-third vest on the one year anniversary of the vesting commencement date (which ranged from October 29, 2004 to November 15, 2004) and 1/36 of the shares vest each month thereafter; for 9,000 of the options, 33% will vest on an annual basis beginning on the one year anniversary of the date when the shares of the Company’s common stock are first quoted on an approved foreign market recognized by the Australian Securities and Investment Commission; and

(2) common stock options to certain independent contractors for 113,387 shares at an exercise price of $2.25 per share. These options vest on the three year anniversary of the vesting commencement date (which ranged from November 24, 2004 to September 1, 2005).

As of December 31, 2004 the Company has the following options issued under the Plan:

Number of Options	Weighted-Average Exercise Price	Range of Exercise Prices Per Option	Expiration Date
1,306,099	$1.35	$1.25 - $2.25	2014

Remaining stock options available for grant at December 31, 2004 were 221,157. At December 31, 2004, no options were exercisable.

For the year ended December 31, 2004, the Company recognized approximately $44,000 ($27,000 after-tax) of non-cash compensation for stock options granted and issued to employees and members of the Board of Directors. For the year ended December 31, 2004, the Company recognized approximately $46,000 ($28,000 after-tax) of non-cash compensation expense for stock options granted and issued to independent contractors.

The fair values derived for stock options granted in 2004 and key assumptions used to determine these values were as follows: risk-free interest rate of 3.25%, expected life of 3 years, expected volatility of 54% and dividend yield of zero. The weighted average grant-date fair value of new grants in 2004 was $1.43 per share.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Defined Contribution Plan—The Company established a defined contribution plan (the “401(k) Plan”) in February 2004. The 401(k) Plan was created for the benefit of substantially all employees of the Company. Employees are able to participate in the 401(k) Plan as of the first day of the quarter on or following the date they begin employment and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Internal Revenue Code limits. There is no Company matching contribution requirement.

10.    EARNINGS PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the basic and diluted earnings per common share computations for the years ended December 31:

	2002	2003	2004
Numerator:
Net income available in basic calculation	$998,403	$4,785,565	$2,560,497
Plus: Income impact of assumed conversions of preferred stock dividends	—	—	(a)

Income available to common stockholders plus assumed conversions	$998,403	$4,785,565	$2,560,497

Denominator:
Weighted-average common shares-basic (b)	62,165,195	62,165,195	30,245,546
Effect of dilutive stock options	—	—	(c)
Effect of convertible preferred stock	—	—	(a)

Weighted average common shares outstanding-dilutive	62,165,195	62,165,195	30,245,546

Earnings per common share—basic and diluted	$0.02	$0.08	$0.08

(a)	The income impact of assumed conversions of the preferred stock dividends and the effect of the convertible preferred stock in the denominator are anti-dilutive.

(b)	The weighted-average common share basic computations were based on assumed conversion of LLC units into common stock at the beginning of 2002 based on the conversion ratio from the recapitalization transaction (Note 1).

(c)	At December 31, 2004, 1,306,099 stock options were outstanding. The effects of the shares which would be issued upon exercise of these options have been excluded from the calculation of diluted earnings per share because they are anti-dilutive.

11.    INCOME TAXES

On March 31, 2004, Nighthawk Radiology Services, LLC reorganized and NightHawk Radiology Holdings, Inc., a Delaware corporation, was formed and acquired all of the outstanding membership units of the LLC. The income tax effect of operations prior to March 31, 2004 is not reported in the financial statements of the Company because such operations were conducted through a limited liability company whereby such income tax obligations were the responsibility of the LLC’s members. On March 31, 2004 a member of the LLC sold its membership units to NightHawk Radiology Holdings, Inc. (see Note 1) and as a result paid the Company approximately $514,000 for such member’s portion of the income tax effect of operations through March 31, 2004. In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

recognized for temporary differences at the recapitalization date and the income tax effect of recognizing these deferred items was $291,533 and is included in income tax expense. The following information represents the income tax effect for the period March 31, 2004 to December 31, 2004.

Deferred income taxes are recognized for temporary differences between the financial statements and tax basis of assets and liabilities using presently enacted tax rates and laws. As discussed above, there are no deferred tax assets or liabilities at December 31, 2003.

Deferred tax assets and liabilities consist of the following at December 31, 2004:

Deferred tax assets:
Basis in LLC property	$323,018
Accrued compensation and employee benefits	251,705
Malpractice claims reserve	77,716
Accrued professional fees	34,972
Other, net	6,648

Total deferred tax assets	694,059

Deferred tax liabilities:
Effect of change from cash to accrual accounting for tax	655,977
Basis in property and equipment	192,262

Total deferred tax liabilities	848,239

Net deferred tax liabilities	$154,180

At December 31, 2004, income considered to be permanently reinvested in non-U.S. subsidiaries totaled approximately $23,000. Deferred U.S. income taxes have not been provided on this income, as the Company does not plan to initiate any action that would require the payment of U.S. income taxes on this income. It is not practical to estimate the amount of additional tax that might be payable on this undistributed foreign income.

Income tax expense for the year ended December 31, 2004 consists of the following:

Current:
Federal	$2,721,537
State	548,772
Foreign	238,074

Total current	3,508,383

Deferred:
Federal	138,870
State	15,310

Total deferred	154,180

Total income tax expense	$3,662,563

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

The reconciliation between the federal statutory tax rate and the Company’s effective tax rate for the year ended December 31, 2004 is as follows:

	Amount	Percent
Provision at federal statutory rate	$2,375,850	34.00%
State income taxes, net of federal income tax benefit	273,950	3.92
Net deferred tax liability recorded at March 31, 2004	291,533	4.17
Excluded LLC operations (pre-March 31, 2004)	(717,471)	(10.27)
Change in fair value of redeemable preferred stock conversion feature	1,311,550	18.77
Other, net	127,151	1.82

	$3,662,563	52.41%

12.    STOCKHOLDERS’ EQUITY AND MEMBERS’ EQUITY

Preferred Stock—At December 31, 2004, the Company had authorized and issued 8,125,000 shares of Series A redeemable, convertible preferred stock with a par value of $0.001 per share. The holders of the preferred stock have the right but not the obligation to participate proportionately in certain types of future financings. Significant terms of this preferred stock are as follows:

•	Each share has the same voting rights as the number of common shares into which it is convertible. In addition, the holders of the Series A preferred have the right, voting separately from other stockholders, to elect one of five members of the Company’s Board of Directors (three of the remaining members are elected separately by the common stockholders and the last member is elected by both the common and preferred stockholders).

•	Dividends are cumulative and accrue on a daily basis at the rate of 6% per annum beginning on the date of issuance and based on the sum of the liquidation value ($1.60 per share) plus all accumulated and unpaid dividends. Dividends become accumulated at the end of each calendar quarter. Accumulated, accrued and unpaid dividends at December 31, 2004 were $596,571 ($.07 per share).

•	Upon any liquidation, dissolution or winding up of the Company, the preferred stockholders are entitled to a liquidation preference payment equal to the greater of (i) the sum of the liquidation value ($1.60 per share) plus all accumulated, accrued and unpaid dividends and (ii) the amount such holder would have been entitled to receive had such holder’s shares been converted into common stock immediately prior to the liquidation, dissolution or winding up. At December 31, 2004, the liquidation value plus accumulated, accrued and unpaid dividends was $13,596,571.

•	Each share is convertible, at the option of the holder, into one share of common stock (subject to adjustments for events of dilution). In addition, the Company may require conversion of all preferred shares upon the approval of a majority of the preferred stockholders or upon the completion of a public offering of common shares underwritten by a nationally recognized investment bank yielding proceeds of at least $50,000,000 and a price of at least 4.3 times $1.60 per share (subject to adjustments for events of dilution) (a “Qualified Public Offering”).

•	Upon conversion, each holder of preferred stock is also entitled to receive payment of all accumulated, accrued and unpaid dividends on the preferred stock unless such conversion is made in connection with a public offering of the Company’s common stock.

•

In the event of a sale of more than 50% of the Company’s assets or certain changes in ownership of the Company’s stock as defined in the Company’s Amended and Restated Certificate of Incorporation, and

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

upon the consent of the holders of a majority of the preferred stock, each holder of preferred stock may require the Company to redeem all or a portion of such shares. The redemption price is equal to the liquidation value ($1.60 per share) plus all accumulated, accrued and unpaid dividends.

•	At any time subsequent to March 31, 2011, the holders of a majority of the preferred shares may require the Company to redeem all or any portion of the preferred shares. The price paid by the Company to redeem the shares would be the greater of (i) the liquidation value ($1.60 per share) plus all accumulated, accrued and unpaid dividends, and (ii) the market value of the common stock issuable upon conversion of the preferred shares. This redemption right expires upon completion of a Qualified Public Offering.

The conversion feature of the redeemable preferred stock is considered an embedded derivative under the provisions of SFAS No. 133, and accordingly, is accounted for separately from the preferred stock. On the date of issuance, the estimated fair value of the conversion feature was $1,670,277 which was recorded as a liability on the date of issue thus reducing the recorded value of the redeemable preferred stock to $11,329,723. At each balance sheet date, we adjust the carrying value of the embedded derivative to estimated fair value and recognize the change in such estimated value in our consolidated statements of income. The estimated fair value at December 31, 2004 was $5,527,777.

The Company also classifies the redeemable preferred stock as mezzanine equity on the consolidated balance sheet. As such, the Company accretes the carrying value of such stock to its redemption value using the effective interest method through the redemption period. Total accreted value at December 31, 2004 was $12,094,465.

Redeemable Common Stock—At any time subsequent to March 31, 2006, three of the Company’s common stockholders who are also executives of the Company may require the Company to repurchase up to 2,089,286 shares of common stock. The repurchase price will be the estimated market value of the common stock at the date of repurchase. Each of the stockholders may require a redemption one time only. This redeemable common stock is classified as mezzanine equity on the consolidated balance sheet and we record periodic accretions such that the recorded value is equal to the redemption value at each balance sheet date. This redemption right expires upon completion of a Qualified Public Offering. On the date of issuance on March 31, 2004, the estimated fair value of the redeemable common stock was $1,253,572 which was recorded as mezzanine equity. We accrete the carrying value of such stock to its redemption value for each reporting period. Total accreted value at December 31, 2004 was $4,408,394.

13.    SUBSEQUENT EVENTS

In August 2005, the Company executed an amendment to its loan and security agreement with Comerica Bank to increase the Company’s term loan facility from an aggregate of $12,000,000 to $32,000,000. The loan maturity date was extended to August 25, 2009. Various covenants were also amended.

In September 2005, the Company’s Board of Directors declared two special dividends. The first dividend was $13,000,000 or $0.44 per share for each share of common stock and preferred stock outstanding as of September 9, 2005, the record date. This dividend was distributed to the Company’s stockholders in September 2005 and was funded by a Comerica term loan facility. As a result, the outstanding balance of the term loan facility as of September 30, 2005 was approximately $23,900,000.

The second dividend will be in the amount of $7,000,000 or $0.24 per share for each share of common stock and preferred stock outstanding as of September 9, 2005, the record date. Payment of this dividend is planned to occur immediately prior to the Company’s registration statement on Form S-1 being declared effective by the Securities and Exchange Commission.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

On September 30, 2005, the Company completed the purchase of American Teleradiology Nighthawks, Inc. (“ATN”), an unrelated party.

The total consideration to the stockholders of ATN consisted of:

•	394,090 shares of our common stock at the close of the acquisition.

•	contingent consideration of additional shares of our common stock that may be issued based upon the revenues generated by the off-hours business during the twelve month period following the completion of the acquisition.

•	contingent consideration of additional shares of our common stock that may be issued based upon the EBITDA generated by the hospital business during the period from month six to month eighteen following the completion of the acquisition.

The acquisition of ATN will result in the assets acquired and liabilities assumed being recorded based on their estimated fair values on the acquisition date. The results of operations of ATN will be included in the Company’s consolidated statements of operations following the date of acquisition.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2005

June 30, 2005
Assets
Current assets:
Cash and cash equivalents	$6,037,642
Trade accounts receivable, net	10,008,771
Prepaids and other current assets	1,106,448

Total current assets	17,152,861
Property and equipment, net	3,744,146
Goodwill	954,788
Intangible assets, net	868,751
Deferred income taxes	237,965
Other assets, net	129,750

Total	$23,088,261

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$3,699,843
Accrued payroll and related benefits	1,650,275
Deferred income taxes	40,060
Long-term debt, due within one year	3,000,000
Capital lease obligations, due within one year	3,542

Total current liabilities	8,393,720
Long-term debt	8,250,000
Fair value of redeemable preferred stock conversion feature	16,899,998
Capital lease obligations	14,553

Total liabilities	33,558,271

Commitments and contingencies
Redeemable common stock	7,981,073
Redeemable convertible preferred stock	12,615,518

Stockholders’ equity (deficit)
Common stock—40,000,000 shares authorized; $.001 par value; 19,403,571 shares issued and outstanding	19,404
Additional paid-in capital	6,184,411
Retained earnings (deficit)	(37,270,416)

Total stockholders’ equity (deficit)	(31,066,601)

Total	$23,088,261

The accompanying notes are an integral part of the condensed consolidated financial statements.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2005

	Six Months Ended June 30,
	2004	2005
Service revenue	$16,700,544	$28,443,923
Operating costs and expenses:
Professional services (includes non-cash compensation expense of $513,589 and $241,388)	6,354,973	9,514,299
Sales, general, and administrative (includes non-cash compensation expense of $7,542 and $3,030,504)	4,954,669	11,600,118
Depreciation and amortization	188,032	552,142

Total operating costs and expenses	11,497,674	21,666,559

Operating income	5,202,870	6,777,364
Other income (expense):
Interest expense	(302,466)	(461,424)
Interest income	8,249	32,131
Other, net	(34,605)	(47,495)
Change in fair value of redeemable preferred stock conversion feature	(1,276,482)	(11,372,221)

Total other income (expense)	(1,605,304)	(11,849,009)

Income (loss) before income taxes	3,597,566	(5,071,645)
Income tax expense	1,358,099	2,464,155

Net income (loss)	2,239,467	(7,535,800)
Redeemable preferred stock accretion	(250,248)	(521,053)

Net income (loss) applicable to common stockholders	$1,989,219	$(8,056,853)

Earnings (loss) per common share:
Basic	$0.05	$(0.37)
Diluted	$0.05	$(0.37)
Weighted averages of common shares outstanding:
Basic	39,473,501	21,492,857
Diluted	39,473,501	21,492,857

The accompanying notes are an integral part of the condensed consolidated financial statements.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005

	Six Months Ended June 30,
	2004	2005
Cash flows from operating activities:
Net income (loss)	$2,239,467	$(7,535,800)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	188,032	552,142
Change in fair value of redeemable preferred stock conversion feature	1,276,482	11,372,221
Non-cash stock compensation expense	521,131	3,271,891
Provision for doubtful accounts		17,566
Changes in operating assets and liabilities:
Accounts receivable	(1,990,393)	(3,953,835)
Prepaid expenses and other assets	(68,607)	(866,657)
Deferred income taxes	277,566	(352,085)
Accounts payable and accrued expenses	2,457,515	525,969
Accrued payroll and related benefits	1,144,690	(193,904)
Accrued interest payable		(248,219)

Net cash provided by operating activities	6,045,883	2,589,289

Cash flows from investing activities:
Purchase of property and equipment	(996,441)	(1,113,401)
Payment of amount related to a 2004 business acquisition		(500,000)

Net cash used in investing activities	(996,441)	(1,613,401)

Cash flows from financing activities:
Repayment of line of credit		(3,000,000)
Proceeds from long term debt	12,000,000	12,000,000
Repayment of long term debt and notes		(9,750,000)
Purchase of membership units	(24,700,000)
Expenses related to recapitalization	(1,463,527)
Proceeds from issuance of preferred stock	13,000,000
Distributions to members	(2,222,437)
Repayment of capital lease		(2,107)

Net cash used in financing activities	(3,385,964)	(752,107)

Net increase in cash and cash equivalents	1,663,478	223,781
Cash and cash equivalents—beginning of period	2,184,120	5,813,861

Cash and cash equivalents—end of period	$3,847,598	$6,037,642

Supplemental disclosures of cash flow information:
Cash paid for interest	$303,466	$710,260
Cash paid for income taxes		$2,507,455
Non-cash investing and financing activities:
Common stock issued in recapitalization	$18,804
Accretion of redeemable preferred stock	$250,248	$521,053
Accretion of redeemable common stock	$671,030	$3,572,679

The accompanying notes are an integral part of the condensed consolidated financial statements.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005

1.    THE COMPANY

Background—NightHawk Radiology Holdings, Inc. and subsidiaries, a Delaware corporation (the “Company” or “NightHawk”), is a provider of nighttime and weekend emergency radiology services to radiology groups and hospitals across the United States of America. The Company’s general offices are located in Coeur d’Alene, Idaho and its central and primary reading facility is in Sydney, Australia. A new facility was opened in late 2004 in Zurich, Switzerland where radiologists contracted with the Company to provide preliminary radiological interpretations. The Company’s functional currency is the U.S. dollar. The Company has a single reporting segment and reporting unit structure.

Recapitalization—Until March 2004, the Company operated as Nighthawk Radiology Services, LLC, an Idaho limited liability company (the “LLC”). The Company was recapitalized in March 2004 and NightHawk Radiology Holdings, Inc. was formed for the purpose of acquiring all of the outstanding units of the LLC and all of the outstanding shares of NRS Corporation, whose only assets were outstanding units of the LLC.

The significant aspects of the recapitalization were as follows:

•	As of December 31, 2003, the LLC was authorized to issue up to 2,000 common membership units and 1,000 preferred membership units. As of December 31, 2003, total outstanding common and preferred membership units were 999 and 0 units, respectively.

•	On January 2, 2004, the LLC redeemed 56 membership units owned by one member for $1,300,000 in cash.

•	On March 31, 2004, the Company, the LLC and certain members of the LLC entered into a Securities Purchase and Contribution Agreement with an investment firm pursuant to which the Company sold debt and equity securities to raise capital to fund the purchase of LLC membership units held by a selling member of the LLC. The investment firm purchased securities of the new Company for $25,000,000, consisting of $12,000,000 of subordinated debt issued by the LLC and $13,000,000 of the Company’s Series A Redeemable Preferred Stock (8,125,000 shares).

•	Proceeds were used as follows:

°	$23,400,000 to purchase 607.25 membership units owned by a selling member

°	$1,463,527 to fund recapitalization transaction expenses

°	$136,473 for general working capital purposes

As part of this recapitalization, certain LLC members who were also executive officers of the LLC exchanged their 335.75 membership units for 20,892,857 shares of common stock of the Company (which includes 2,089,286 shares of redeemable common stock as discussed in Note 7). As a result of the preceding transactions, the Company was capitalized with 8,125,000 shares of Series A preferred stock and 20,892,857 shares of common stock.

These transactions have collectively been accounted for as a recapitalization and no change in control of the Company occurred as a result of these transactions.

Through March 31, 2004, allocations of net profits and losses, calculated in accordance with the LLC agreement, were made in accordance with the members’ percentage interest. The Company made distributions to the members, in proportion to their percentage interests. Additionally, quarterly distributions were made to the members of the Company (based on their percentage interests) for their estimated federal and state income tax liabilities.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005

The accompanying financial statements include the presentation of consolidated financial statements of NightHawk Radiology Holdings, Inc. and subsidiaries since March 31, 2004 and the financial statements of Nighthawk Radiology Services, LLC for the periods prior to March 31, 2004. Both the Company and the LLC are collectively referred herein as the “Company.”

2.    BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) have been condensed or omitted as permitted by such rules and regulations. The Company believes that the disclosures included herein are adequate; however, these condensed consolidated statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2004.

In the opinion of management, these unaudited condensed consolidated financial statements contain all of the adjustments necessary to present fairly the consolidated financial position of the Company at June 30, 2005 and the consolidated results of operations and cash flows for the periods ended June 30, 2004 and 2005. The results of operations for the periods presented may not be indicative of those which may be expected for a full year.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting period and the disclosures of contingent liabilities. Accordingly, ultimate results could differ materially from those estimates.

3.    ACQUISITION

In November 2004, the Company completed the purchase of DayHawk Radiology Services, LLC (“DayHawk”), an unrelated party.

The following pro forma information assumes the DayHawk acquisition occurred as of the beginning of 2004. The unaudited pro forma financial information summarizes the results of operations for the six months ended June 30, 2004. The pro forma results are not necessarily indicative of what would have occurred had the acquisition actually been made at the beginning of the respective periods presented or of future operations of the combined companies.

2004
Service revenue	$17,671,725
Net income	$2,318,400
Net income applicable to common stockholders	$2,068,152
Net income per weighted average share, basic and diluted	$0.05

4.    LONG-TERM DEBT

On April 20, 2005, the Company entered into a primary credit facility with Comerica Bank (“Comerica”). The agreement provides $15,000,000 in senior secured credit facilities comprised of a $12,000,000 term loan and a $3,000,000 revolving credit loan. The $12,000,000 term loan was used to repay the $9,000,000 in long-term

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005

debt outstanding at December 31, 2004 under promissory notes issued by the LLC and the $3,000,000 outstanding under a credit facility with Silicon Valley Bank. The entire facility with Comerica expires on April 20, 2009. Interest under the facility is computed based, at the Company’s option, on Comerica’s prime rate, or certain LIBOR rates, plus a margin. As of June 30, 2005, the total outstanding balance of the credit facility was $11,250,000. The Company paid a scheduled principal payment of $750,000 on June 29, 2005.

The credit agreement contains various restrictive financial covenants, which include a maximum total debt to EBITDA ratio, a minimum consolidated fixed charge coverage ratio and a minimum trailing twelve months of EBITDA at the end of each quarter as well as restrictions on capital expenditures.

See update in subsequent events (Note 11).

5.    EARNINGS (LOSS) PER COMMON SHARE

The following table presents a reconciliation of the numerators and denominators used in the basic and diluted earnings (loss) per common share computations:

	Six Months Ended June 30,
	2004	2005
Numerator:
Net income (loss) available in basic calculation	$1,989,219	$(8,056,853)
Plus: Income impact of assumed conversions of preferred stock dividends		(a)

Net income (loss) available to common stockholders plus assumed conversions	$1,989,219	$(8,056,853)

Denominator:
Weighted-average common shares-basic (b)	39,473,501	21,492,857
Effect of dilutive stock options		(c)
Effect of convertible preferred stock	(a)	(a)
Weighted average common shares outstanding-dilutive	39,473,501	21,492,857

Earnings (loss) per common share—basic and diluted	$0.05	$(0.37)

(a)	The income impact of assumed conversions of the preferred stock dividends and the effect of the convertible preferred stock in the denominator are anti-dilutive.

(b)	The weighted-average common shares basic computations were based on assumed conversion of LLC units into common stock at the beginning of 2004 based on the conversion ratio from the recapitalization transaction (Note 1).

(c)	The effects of the shares which would be issued upon exercise of these options have been excluded from the calculation of diluted earnings (loss) per common share because they are anti-dilutive.

6.    STOCK BASED COMPENSATION

On May 28, 2004, the Company issued 798,595 shares of restricted common stock to a person who subsequently became a non-employee member of the Company’s Board of Directors. These shares have been recorded in accordance with EITF No. 96-18. For the six-months ended June 30, 2004, the Company recognized

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005

non-cash stock compensation expense of $7,542. On June 9, 2005, the Company’s Board of Directors accelerated vesting of these shares and, as a result, the Company recognized non-cash stock compensation expense of $2,926,255.

7.    INCOME TAXES

Income tax expense for the six months ended June 30, 2004 and 2005 was $1,358,099 and $2,464,155. The change in fair value of the redeemable preferred stock conversion feature is not deductible for income tax purposes, which results in the Company’s effective tax rate differing significantly from its statutory rate.

8.    STOCK OPTIONS

2004 Stock Plan—The 2004 Stock Plan (the “Plan”) was adopted by the Board of Directors and authorizes the grant or issuance of various options or other awards including a repurchase option. The Plan authorizes the grant of options to purchase 1,927,256 shares of common stock, subject to adjustment for stock splits, stock dividends and similar events. The shares may be authorized but unissued, or reacquired common stock. The Board of Directors administers the Plan and establishes to whom the awards are granted, and the terms and conditions, including the exercise period, of such awards.

The per share exercise price for the shares to be issued upon exercise of the options shall be such price as determined by the administrator, subject to the provisions of the Plan.

On February 9, 2005, the Company granted common stock options to certain employees covering 123,000 shares at an exercise price of $2.50 per share. For 104,000 of the options, one-third will vest on the one year anniversary of the vesting commencement date (which ranged from December 1, 2005 to February 9, 2005) and 1/36 of the shares vest each month thereafter; for 19,000 of the options, 33% will vest on an annual basis beginning on the one year anniversary of the date when shares of the Company’s common stock are first quoted on an approved foreign market recognized by the Australian Securities and Investment Commission.

On March 22, 2005, the following three stock option grants were made:

(1) common stock options to certain employees covering 70,000 shares at an exercise price of $2.90 per share. For 65,000 of the options, one-third will vest on the one year anniversary of the vesting commencement date (which ranged from February 17, 2005 to March 31, 2005) and 1/36 of the shares vest each month thereafter; for 5,000 of the options, 33% will vest on an annual basis beginning on the one year anniversary of the date when shares of the Company’s common stock are first quoted on an approved foreign market recognized by the Australian Securities and Investment Commission;

(2) common stock options to certain independent contractors for 19,834 shares at an exercise price of $2.90 per share. These options are earned based on hours performed and vest on the three year anniversary of the vesting commencement date (which range from October 27, 2004 to March 22, 2005); and

(3) common stock options to certain of the Company’s outside directors for 90,000 shares at an exercise price of $2.90 per share. One-third will vest on the one year anniversary of the vesting commencement dated (March 22, 2005) and 1/36 of the shares vest each month thereafter.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005

On May 11, 2005, the following two stock option grants were made:

(1) common stock options to certain employees covering 85,000 shares at an exercise price of $3.75 per share. For 70,000 of the options, one-third vest on the one year anniversary of the vesting commencement date (which range from October 27, 2004 to May 11, 2005) and 1/36 vest each month thereafter; for 15,000 of the options, 33% will vest on an annual basis beginning on the one year anniversary of the date when shares of the Company’s common stock are first quoted on an approved foreign market recognized by the Australian Securities and Investment Commission; and

(2) common stock options to certain independent contractors for 62,961 shares at an exercise price of $3.75 per share. These options are earned based on hours performed and vest on the three year anniversary of the vesting commencement date (which range from October 27, 2004 to January 1, 2006).

On June 9, 2005, the following two stock option grants were made:

(1) common stock options to certain independent contractors for 60,945 shares at an exercise price of $4.00 per share. These options are earned based on hours performed and vest on the three year anniversary of the vesting commencement date (which range from September 1, 2005 to December 1, 2005); and

(2) common stock options to certain employees for 56,000 shares at an exercise price of $4.00 per share. One-third vest on the one year anniversary of the vesting commencement date of June 9, 2005 and 1/36 of the shares vest each month thereafter.

9.    STOCKHOLDERS’ EQUITY

Preferred Stock—At June 30, 2005, the Company had authorized and issued 8,125,000 shares of Series A redeemable preferred stock with a par value of $0.001 per share. The holders of the preferred stock have the right but not the obligation to participate proportionately in certain types of future financings.

The conversion feature of the redeemable preferred stock is considered an embedded derivative under the provisions of SFAS No. 133, and accordingly, is accounted for separately from the preferred stock. At each balance sheet date, we will adjust the carrying value of the embedded derivative to estimated fair value and recognize the change in such estimated value in our consolidated statements of operations. The estimated fair value at June 30, 2005 was $16,899,998.

We also classify the redeemable preferred stock as mezzanine equity on the consolidated balance sheet. As such, we accrete the carrying value of such stock to its redemption value using the effective interest method through the redemption period. Total accreted value at June 30, 2005 was $12,615,518.

Redeemable Common Stock—At any time subsequent to March 31, 2006, three of our common stockholders who are also executives of the Company may require the Company to repurchase up to 2,089,286 shares of common stock. The repurchase price will be the estimated market value of the common stock at the date of repurchase. Each of the stockholders may require a redemption one time only. This redeemable common stock is classified as mezzanine equity on the consolidated balance sheet and we record periodic accretions such that the recorded value is equal to the redemption value at each balance sheet date. This redemption right expires upon completion of a Qualified Public Offering. We accrete the carrying value of such stock to its redemption value for each reporting period. Total accreted value at June 30, 2005 was $7,981,703.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005

10.    RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)) which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments. Upon adoption, the fair value of all employee stock option awards will be expensed in the Company’s statement of operations, typically, over the related vesting period of the options. SFAS No. 123(R) requires use of fair value to measure share-based awards issued to employees, computed at the date of grant. SFAS No. 123(R) will be effective beginning January 1, 2006. The Company has not yet completed its assessment and has not yet determined the effect of adopting SFAS No. 123(R).

In December 2004, the FASB issued SFAS No 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company has not yet completed its assessment and has not yet determined the effect of adopting SFAS No. 153.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This Statement replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principles. This Statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The provisions of SFAS No. 154 are effective for fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 in 2006 to have a material impact on its results of operations or financial position.

11.    SUBSEQUENT EVENTS

In August 2005, the Company executed an amendment to its loan and security agreement with Comerica Bank to increase the term loan facility from an aggregate of $12,000,000 to $32,000,000. The loan maturity date was extended to August 25, 2009. Various covenants were also amended.

In September 2005, the Company’s Board of Directors declared two special dividends. The first dividend was $13,000,000 or $0.44 per share for each share of common stock and preferred stock outstanding as of September 9, 2005, the record date. This dividend was distributed to the Company’s stockholders in September 2005 and was funded by the Comerica term loan facility. As a result, the outstanding balance of the term loan facility as of September 30, 2005 was approximately $23,900,000.

The second dividend will be in the amount of $7,000,000 or $0.24 per share for each share of common stock and preferred stock outstanding as of September 9, 2005, the record date. Payment of this dividend is planned to occur immediately prior to the Company’s registration statement on Form S-1 being declared effective by the Securities and Exchange Commission.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005

In September 2005, the Company completed the purchase of American Teleradiology Nighthawks, Inc. (“ATN”), an unrelated party.

The total consideration to the stockholders of ATN consisted of:

•	394,090 shares of common stock at the close of the acquisition,

•	contingent consideration of additional shares of common stock that may be issued based upon the revenues generated by the off-hours business during the twelve month period following completion of the acquisition, and

•	contingent consideration of additional shares of common stock that may be issued based upon the EBITDA generated by the hospital business during the twelve month period ending eighteen months following completion of the acquisition.

The acquisition of ATN will result in the assets acquired and liabilities assumed being recorded based on their estimated fair values on the acquisition date. The results of operations of ATN will be included in the Company’s consolidated statements of operations following the date of the acquisition.

INDEPENDENT AUDITORS’ REPORT

To the Members

DayHawk Radiology Services, LLC

We have audited the accompanying Balance Sheet of DayHawk Radiology Services, LLC as of November 11, 2004, and the related Statements of Income, Member’s Equity, and Cash Flows for the period January 1, 2004 to November 11, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DayHawk Radiology Services, LLC as of November 11, 2004, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ WRIGHT, MOORE, DEHART,

DUPUIS & HUTCHINSON, L.L.C.

Lafayette, Louisiana

July 7, 2005

DAYHAWK RADIOLOGY SERVICES, LLC

BALANCE SHEET

NOVEMBER 11, 2004

ASSETS
Current assets
Cash	$119,618
Accounts receivable	472,037
Other receivables	7,900
Prepaid insurance	552

Total current assets		$600,107
Property and equipment
Furniture and Fixtures	13,855
Less: accumulated depreciation	(909)

Net Property and Equipment		12,946

Other assets
Deposit	1,000
Organizational costs (net of accumulated amortization—$171)	575

Total other assets		1,575

Total assets		$614,628

LIABILITIES AND MEMBER’S EQUITY
Current liabilities
Accounts payable	$12,186
Accrued expenses
Employee leasing	47,458
Insurance	16,318
Radiologist fees	118,956
Other	43,102
Membership buyout payable	260,000

Total current liabilities		$498,020
Member’s equity
Membership units (2,500 units issued, 2,000 units outstanding)	2,500
Treasury membership units (500 units at cost)	(290,000)
Retained equity	404,108

Total member’s equity		116,608

Total liabilities and member’s equity		$614,628

The accompanying notes are an integral part of this statement.

DAYHAWK RADIOLOGY SERVICES, LLC

STATEMENT OF INCOME

FOR THE PERIOD JANUARY 1, 2004 TO NOVEMBER 11, 2004

Revenues		$2,126,713
Direct costs
Radiologist fees		621,677

Gross profit		1,505,036
Operating expense
Operating expenses—scheduled	$1,011,224
Amortization	171
Depreciation	909

Total operating expenses		1,012,304

Income from operations		492,732
Other income
Interest income		5

Net income		$492,737

The accompanying notes are an integral part of this statement.

DAYHAWK RADIOLOGY SERVICES, LLC

STATEMENT OF MEMBER’S EQUITY

FOR THE PERIOD JANUARY 1, 2004 TO NOVEMBER 11, 2004

	Membership Units	Treasury Membership Units	Retained Equity	Total
Beginning balance	$2,500	$—	$(88,629)	$(86,129)
Net income	—	—	492,737	492,737
Purchase of treasury membership units	—	(290,000)	—	(290,000)

Ending balance	$2,500	$(290,000)	$404,108	$116,608

The accompanying notes are an integral part of this statement.

DAYHAWK RADIOLOGY SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD JANUARY 1, 2004 TO NOVEMBER 11, 2004

Cash flows from operating activities		$492,737
Net income
Adjustments to reconcile net income to net cash used in operating activities:
Amortization	$171
Depreciation	909
Change in assets and liabilities:
Accounts receivable	(299,732)
Other receivables	(7,900)
Prepaid insurance	(153)
Accounts payable	(17,768)
Accrued expenses	(20,980)

Total adjustments		(345,453)

Net cash provided by operating activities		147,284
Cash flows from investing activities
Due from related entity	14,260
Purchase of property and equipment	(13,855)

Net cash provided by investing activities		405
Cash flows from financing activities
Purchase of treasury membership units	(30,000)

Net cash used in financing activities		(30,000)

Net increase in cash		117,689
Cash at beginning of year		1,929

Cash at end of year		$119,618

The accompanying notes are an integral part of this statement.

DAYHAWK RADIOLOGY SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 11, 2004

(A)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—DayHawk Radiology Services, LLC (the Company) was incorporated in December 2002. The Company provides teleradiology services, contracting with various hospitals and radiology groups throughout the United States to provide radiological coverage.

Accounts Receivable—The Company generally does not require collateral, and the majority of its trade receivables are unsecured. The carrying amount for accounts receivable approximates fair value because of the short maturity of these instruments. At November 11, 2004, the Company had trade receivables of $472,037.

Basis of Accounting—Assets and liabilities, and revenues and expenses are recognized on the accrual basis of accounting.

Cash and Cash Equivalents—For the purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at November 11, 2004.

Property and Equipment—Property and Equipment are stated at cost. Expenditures for property and equipment which substantially increase the useful lives of existing assets are capitalized at cost and depreciated. Routine expenditures for repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method over the useful lives of the assets, which is generally seven years. Depreciation expense for the period ended November 11, 2004 was $909.

Organizational Costs—The Company has elected to capitalize and amortize organizational costs. Amortization is provided on the straight-line method over sixty months. This is a departure from generally accepted accounting principles but is not considered material to the financial statements taken as a whole.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes—The Company is a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Company. Therefore, no income tax provision is recorded by the Company.

Advertising—The cost of advertising is expensed as incurred. Advertising expense for the period ended November 11, 2004 was $823.

(B)    INTANGIBLE ASSETS

Intangible assets consist of organizational costs associated with organizing the L.L.C. and are being amortized over a sixty-month period. Amortization expense for the period ended November 11, 2004 was $171.

DAYHAWK RADIOLOGY SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOVEMBER 11, 2004

(C)    RELATED PARTY TRANSACTIONS

During the period ended November 11, 2004, the Company paid radiologist fees to two related parties in the amount of $407,179 and had accrued radiologist fees payable to these related parties in the amount of $83,950 at November 11, 2004.

During the period ended 11/11/04, the Company purchased treasury membership units from several of its members. The purchases were partially financed using non-interest bearing demand notes. The balance payable under these notes at November 11, 2004 was $260,000.

(D)    OPERATING LEASE

In May 2003, the Company entered into a three-year non-cancelable lease with 500 Dover, LLC (the lessor) for a building, expiring May 2006. This lease was amended on February 12, 2004, now expiring February 28, 2007. Monthly rent is $2,251.88 for the period March 1, 2004 through February 28, 2007. Rent expense paid under this operating lease for the period ended November 11, 2004 was $23,328.

Under this lease agreement, the Company also pays $1,801.50 per month in additional rent to cover operating expenses. Within sixty days after the end of each calendar year, the lessor computes the Company’s proportionate share of the operating expenses for the calendar year. If the computed amount exceeds the amount paid during the year, the Company shall pay the amount of the excess to the lessor within 30 days. If the computed amount is less than the amount paid during the year, the lessor will issue a credit against the next monthly installment. Additional rent expense paid under this operating lease for the period ended November 11, 2004 was $16,332.

Future minimum lease payments are as follows:

November 11,
2004	$4,053
2005	48,636
2006	48,636
2007	8,106

Total	$109,431

(E)    MAJOR CUSTOMERS

During the period ended November 11, 2004, the Company had sales to one customer comprising ten percent (10%) or more of the Company’s revenues, as follows:

Sales Amounts	Percentage of Total Revenue	Percentage of Total Accounts Receivable
$1,179,021	55.44%	61.95%

(F)    COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days, depending on length of service. No unused vacation or sick leave is payable to an employee upon separation. The Company’s policy is to recognize the costs of compensated absences when actually paid to employees. Accordingly, no accruals have been made.

DAYHAWK RADIOLOGY SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOVEMBER 11, 2004

(G)    RISK MANAGEMENT

At times, during the normal course of business, the Company may be involved in various legal actions and claims. Management is of the opinion that the outcome of any such actions or claims would not have a significant effect on the Company’s financial position. The Company is insured to reduce the exposure of these risks.

(H)    CONCENTRATION OF CREDIT RISK

At November 11, 2004, the Company had cash balances in excess of the FDIC limits at one financial institution in the amount of $19,373.

(I)    SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Non-cash Financing Activities:

During the period ended November 11, 2004, Treasury Membership Units were purchase resulting in an increase in Membership Buyout Payable of $260,000.

(J)    SUBSEQUENT EVENTS

Effective at the close of business on November 11, 2004, the Company’s sole member sold his entire interest in the Company to a third party.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND

DAYHAWK RADIOLOGY SERVICES, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF INCOME OVERVIEW

The following unaudited pro forma condensed combined statement of income has been prepared to give effect to the acquisition of DayHawk Radiology Services, LLC (DayHawk) after giving effect to the pro forma adjustments described in the accompanying notes. The acquisition has been accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations.

The unaudited pro forma statement of income combines the historical statements of income of NightHawk Radiology Holdings, Inc. and subsidiaries (NightHawk) and DayHawk for the year ended December 31, 2004 and gives effect to the acquisition, as if it had occurred on January 1, 2004. This pro forma information should be read in conjunction with the consolidated financial statements and related notes of NightHawk for the year ended December 31, 2004 and the financial statements and related notes of DayHawk for the period from January 1, 2004 through November 11, 2004, appearing elsewhere in this prospectus. Certain of DayHawk’s historical financial information has been reclassified to conform with NightHawk’s financial statement presentation.

Unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not indicative of the results of operations that would have actually been reported had the acquisition occurred at the beginning of the period presented, nor is it necessarily indicative of future results of operations. This unaudited pro forma combined statement of income is based upon the respective historical financial statements of NightHawk and DayHawk and does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined company.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND

DAYHAWK RADIOLOGY SERVICES, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

	NightHawk Radiology Holdings, Inc.	DayHawk Radiology Services, LLC (1/1/04 to 11/11/04)	Pro Forma Adjustments	Pro Forma Combined	Notes
Service revenue	$39,283,002	$2,126,713	$—	$41,409,715
Operating costs and expenses:
Professional services	15,049,399	621,677	—	15,671,076
Sales, general, and administrative	11,991,386	1,011,224	—	13,002,610
Depreciation and amortization	528,126	1,080	178,321	707,527	(1)

Total operating costs and expenses	27,568,911	1,633,981	178,321	29,381,213

Operating income	11,714,091	492,732	(178,321)	12,028,502
Other income (expense):
Interest income	40,835	5	—	40,840
Interest expense	(880,671)	—	—	(880,671)
Other, net	(28,953)	—	—	(28,953)
Change in fair value of redeemable preferred stock conversion feature	(3,857,500)	—	—	(3,857,500)

Total other income (expense)	(4,726,289)	5	—	(4,726,284)

Income before income taxes	6,987,802	492,737	(178,321)	7,302,218
Income tax expense	3,662,563	—	80,401	3,742,964	(2)

Net income	3,325,239	492,737	(258,722)	3,559,254
Redeemable preferred stock accretion	(764,742)	—	—	(764,742)

Net income applicable to common stockholders	$2,560,497	$492,737	$(258,722)	$2,794,512

Earnings per common share:
Basic	$0.08			$0.09
Diluted	$0.08			$0.09
Weighted averages of common shares outstanding:
Basic	30,245,546		539,344	30,784,890
Diluted	30,245,546		539,344	30,784,890

See accompanying notes to unaudited pro forma condensed combined statement of income

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND

DAYHAWK RADIOLOGY SERVICES, LLC

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF INCOME

Note 1:    Purchase Price

The unaudited pro forma combined statement of income included herein has been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

Effective November 11, 2004, NightHawk completed the purchase of DayHawk, an unrelated party. The acquisition expanded the NightHawk’s presence in additional markets. DayHawk was acquired for $1,250,000 in cash ($750,000 paid in 2004 and $500,000 paid in 2005), 600,000 shares of common stock and the assumption of $498,481 in liabilities for total consideration of $2,612,481.

The acquisition of DayHawk resulted in the assets acquired and liabilities assumed being recorded based on their estimated fair values on the acquisition date. The results of operations of DayHawk have been included in the NightHawk’s consolidated statements of income and cash flows since the date of acquisition.

The following table presents the allocation of the purchase price to the acquired assets and liabilities:

Current assets	$600,106
Furniture and fixtures	17,587
Intangible assets	1,040,000
Goodwill	954,788

Assets acquired	2,612,481
Current liabilities assumed	(498,481)

Net assets acquired	$2,114,000

The amount allocated to intangible assets was attributed to the following categories:

Customer lists and relationships	$740,000
Tradename and trademarks	150,000
Customer contracts	100,000
Noncompete agreements	50,000

Net assets acquired	$1,040,000

All intangible assets are amortized on a straight-line basis over their expected useful lives.

Note 2:    Pro Forma Adjustments

The following adjustments are reflected in the unaudited pro forma combined statement of income to reflect the estimated impact of the acquisition on the historical combined results of NightHawk and DayHawk as if it had occurred on January 1, 2004.

(1) Adjustment to increase amortization expense for intangible assets acquired.

(2) Adjustment to revise income tax expense utilizing NightHawk’s statutory rate of 39%.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

American Teleradiology NightHawks, Inc.:

We have audited the accompanying balance sheets of American Teleradiology NightHawks, Inc. (the “Company”) as of December 31, 2004 and 2003 and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2004 and the period from May 8, 2003 (inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and the period from May 8, 2003 (inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, IL

August 16, 2005

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2004,

AND JUNE 30, 2005 (UNAUDITED)

	December 31,		June 30, 2005
	2003	2004
			(unaudited)
ASSETS
Current assets:
Cash	$674	$135,688	$260,910
Accounts receivable	52,213	258,645	413,726
Deferred tax assets	6,115		2,528
Prepaid expenses	49,147	34,002	37,728
Other current assets		1,866	8,302

Total current assets	108,149	430,201	723,194

Property and equipment—net	7,363	60,189	179,473

Deferred tax assets	36,403

Total assets	$151,915	$490,390	$902,667

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$5,486	$53,656	$73,485
Accrued payroll and related benefits	5,750	62,847	114,828
Income taxes payable			48,656
Deferred tax liabilities		45,183
Other current liabilities	1,306

Total current liabilities	12,542	161,686	236,969

Due to related party	129,227	155,926	156,132

Deferred tax liabilities		3,472	2,528

Total liabilities	141,769	321,084	395,629
Stockholders’ equity:
Common stock, $0.01 par value; authorized shares-1,000,000 in 2003 and 2004; issued and outstanding shares-50,000 in 2003 and 2004	500	500	500

Additional paid-in-capital	79,500	79,500	79,500

Retained earnings (deficit)	(69,854)	89,306	427,038

Total equity	10,146	169,306	507,038

Total liabilities and equity	$151,915	$490,390	$902,667

See notes to financial statements.

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM

MAY 8, 2003 (INCEPTION) TO DECEMBER 31, 2003,

THE YEAR ENDED DECEMBER 31, 2004 AND FOR THE

SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

			Six Months Ended June 30,
	2003	2004	2004	2005
			(unaudited)
Service revenue	$179,549	$1,559,191	$477,956	$1,651,963

Operating costs and expenses:

Professional services	166,147	645,535	274,349	564,147
Sales, general and administrative	125,619	655,965	230,548	748,168
Depreciation and amortization	155	7,368	776	2,328

Total operating costs and expenses	291,921	1,308,868	505,673	1,314,643

Operating income (loss)	(112,372)	250,323	(27,717)	337,320

Interest income		10		412

Income before income taxes	(112,372)	250,333	(27,717)	337,732

Provision (benefit) for income taxes	(42,518)	91,173	(10,429)

Net income (loss)	$(69,854)	$159,160	$(17,288)	$337,732

See notes to financial statements.

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM

MAY 8, 2003 (INCEPTION) TO DECEMBER 31, 2003,

THE YEAR ENDED DECEMBER 31, 2004 AND FOR THE

SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Stockholders’ Equity
	Number of Shares	Amount
Initial capitalization—May 8, 2003	50,000	$500	$79,500	$—	$80,000
Net loss				(69,854)	(69,854)

Balance—December 31, 2003	50,000	500	79,500	(69,854)	10,146
Net income				159,160	159,160

Balance—December 31, 2004	50,000	500	79,500	89,306	169,306
Net income (unaudited)				337,732	337,732

Balance—June 30, 2005 (unaudited)	50,000	$500	$79,500	$427,038	$507,038

See notes to financial statements.

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM

MAY 8, 2003 (INCEPTION) TO DECEMBER 31, 2003,

THE YEAR ENDED DECEMBER 31, 2004 AND FOR THE

SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

			Six Months Ended June 30,
	2003	2004	2004	2005
			(unaudited)
Cash flows from operating activities:
Net income (loss)	$(69,854)	$159,160	$(17,288)	$337,732
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	155	7,368	776	2,328
Deferred income taxes	(42,518)	91,173	(10,428)	(48,656)
Changes in operating assets and liabilities:
Accounts receivable	(52,213)	(206,432)	(129,918)	(155,081)
Prepaids and other current assets	(47,841)	11,973	38,800	(10,162)
Accounts payable and accrued expenses	5,486	48,170	9,872	19,829
Accrued payroll and related expenses	5,750	57,097	21,042	51,981
Income tax payable				48,656

Net cash provided by (used in) operating activities	(201,035)	168,509	(87,144)	246,627

Cash flows from investing activities:
Purchase of property and equipment	(7,518)	(60,194)	(25,258)	(121,611)

Net cash used in investing activities	(7,518)	(60,194)	(25,258)	(121,612)

Cash flows from financing activities:
Due to related party	129,227	26,699	157,794	206
Proceeds from sale of common stock	80,000

Net cash provided by financing activities	209,227	26,699	157,794	206

Net change in cash	674	135,014	45,392	125,221

Cash—beginning of period		674	674	135,688

Cash—end of period	$674	$135,688	$46,066	$260,910

Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$—	$—	$—	$—

Taxes	$—	$—	$—	$—

See notes to financial statements.

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

NOTES TO FINANCIAL STATEMENTS FOR THE PERIOD FROM

MAY 8, 2003 (INCEPTION) TO DECEMBER 31, 2003,

THE YEAR ENDED DECEMBER 31, 2004 AND FOR

THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

1.     ORGANIZATION AND BUSINESS

Description of Business—American Teleradiology Nighthawks, Inc. (the “Company”) is a C-Corporation, incorporated in the state of Delaware on May 1, 2003. As of January 1, 2005, the Company elected a Subchapter S-corporation status. The Company operates in the health and medical industry providing radiological services and consulting to hospitals, doctor groups and other entities which utilize radiology as part of their operations. The Company utilizes its advanced, high-technology Global RIS system to deliver preliminary and full scan readings to its customer base through physicians located in various parts throughout the United States of America. The Company provides its services three hundred sixty-five days per year, twenty-four hours per day.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Information—The balance sheet as of June 30, 2005, the statement of stockholders’ equity for the six months ended June 30, 2005 and the statement of operations and cash flows for the six months ended June 30, 2004 and 2005 and the related footnotes are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information. However, certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management, the unaudited statements included herein contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position, the cash flows, and the results of operations for the periods then ended.

The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for any subsequent period or for the full year.

Management’s Use of Estimates—The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash—The Company considers all short-term investments with original maturities of three months or less when acquired to be cash.

Accounts Receivable—Accounts receivable represent receivables for radiology services and are recorded at the invoiced amount and are non-interest bearing. The Company has a history of virtually no or minimal uncollectible receivables. Management reviews past due accounts receivable to identify specific customers with known disputes or collectibility issues.

Property, Equipment and Depreciation—Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of each asset, which ranges as follows:

Asset Class	Useful Lives
Machinery and equipment	5 years
Computer software	3 years

Maintenance and repair costs are charged to expense as incurred. Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation are removed from the records and any gain or loss is reflected in operating expenses.

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM MAY 8, 2003 (INCEPTION) TO DECEMBER 31, 2003,

THE YEAR ENDED DECEMBER 31, 2004 AND FOR

THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

Software Development Costs—The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. During 2003 and 2004, the Company capitalized $0 and $15,000 of software development costs associated with the development of a new software-based product. In accordance with SFAS No. 86, the capitalized costs were incurred after the achievement of technological feasibility and were originally amortized over a 3-year period.

Long-Lived Assets—The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management believes that no material impairment of long-lived assets exists as of December 1, 2003 and 2004.

Revenue Recognition and Presentation—Service revenue is recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Service revenue consists of fees for radiological interpretations and is recognized in the month when the radiological interpretation is complete and delivered to the customer.

Professional Services Expenses—Professional service expenses consist primarily of the fees paid to radiologists, the premiums paid for medical liability insurance and any medical liability claims loss expenses. Professional services expenses are recognized in the month in which the services are performed or in the month the expense is incurred.

Sales, General and Administrative Expenses—Selling, general and administrative expenses consist primarily of salaries and related expenses for all employees and non-physician contractors, information technology and telecommunications expenses, costs associated with licensing and privileging radiologists, facilities and office-related expenses, sales and marketing expenses and other general and administrative expenses.

3.    TRANSACTIONS WITH RELATED PARTIES

The Company’s Chairman has direct investment and relations with, and is a member of, various radiology groups. Additionally, the Company’s Chairman also owns a 50% direct investment in an information technology company which serves as a vendor for the Company of which the Company paid $11,630 and $72,806 during 2003 and 2004, respectively and $17,376 (unaudited) and $81,378 (unaudited) for the six months ended June 30, 2004 and 2005, respectively. This same information technology company also provides an individual to act in the capacity of the Chief Technology Officer for the Company, initially at a rate of $2,500 per month from April 2004 through November 2004 and then beginning in December 2004 was paid $6,000 per month.

The brother of the Chairman also provides radiology reading services to the Company on an as needed basis as an outside contractor and was paid $0 and $42,000 in 2003 and 2004, respectively and $0 (unaudited) and $120,345 (unaudited) for the six months ended June 30, 2004 and 2005, respectively.

The Company owes the Chairman, who also provides services as the chief radiologist, $129,227 and $124,021 as of December 31, 2003 and 2004, respectively, and $124,227 as of June 30, 2005 for salaries and

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM MAY 8, 2003 (INCEPTION) TO DECEMBER 31, 2003,

THE YEAR ENDED DECEMBER 31, 2004 AND FOR

THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

other various business reimbursements. Additionally, the Chairman made a loan to the Company on December 31, 2004 for $31,905. These amounts are in the due to related party in the accompanying balance sheets and are considered long-term as they will not be repaid until 2007.

4.    PROPERTY AND EQUIPMENT

The table below sets forth a summary of property and equipment, at cost:

	December 31,		June 30, 2005
	2003	2004
			(unaudited)
Machinery and equipment	$3,518	$37,229	$141,855
Computer software		30,483	36,373

	3,518	67,712	178,228
Less accumulated depreciation	(155)	(7,523)	(9,851)

	3,363	60,189	168,377
Construction in progress	4,000		11,096

Net property and equipment	$7,363	$60,189	$179,473

5.    DEBT

The Company has a $10,000 revolving line of credit agreement with a bank, which expires on November 14, 2006. Interest is payable monthly at a rate prime plus 600 basis points which was 11.25% at December 31, 2004. At December 31, 2003 and 2004, there were no amounts outstanding on this line of credit.

6.    INCOME TAXES

Effective January 1, 2005, the Company elected to change its tax status from C-corporation to S-corporation for federal income tax purposes. As result of this change the Company will no longer have an entity level tax liability, but may be required to pay tax on any built-in gain items of the Company as of the effective date of the S-corporation election. The Company may be liable for built-in gain taxes for a period often years after the date of the S-election. The deferred tax assets and liabilities of the Company at December 31, 2004 have been valued to consider any potential built-in gain tax liability.

In accordance with SFAS No. 109, Accounting for Income Taxes, the Company provides deferred income taxes to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The (benefit) provision for income taxes consists of the following for the periods ended:

	Year Ended December 31,		Six Months Ended June 30,
	2003	2004	2004	2005
			(unaudited)
Current	$—	$—	$—	$48,656
Deferred	(42,518)	91,173	(10,429)	(48,656)

Total	$(42,518)	$91,173	$(10,429)	$—

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM MAY 8, 2003 (INCEPTION) TO DECEMBER 31, 2003,

THE YEAR ENDED DECEMBER 31, 2004 AND FOR

THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

Deferred tax assets and liabilities recognized were as follows:

	December 31,		June 30, 2005
	2003	2004
			(unaudited)
Current deferred tax assets (liabilities):
Accounts receivable	$(19,820)	$(90,526)	$—
Other current assets	2,373
Prepaid insurance	(18,656)	(11,900)	(1,304)
Accrued expenses	865	(19,362)
Accounts payable	1,217	16,792
Due to related party	39,955	37,817	3,832
Payroll expenses	181	21,996

Total current deferred tax assets (liabilities)	$6,115	$(45,183)	$2,528

Noncurrent deferred tax assets (liabilities):
Property and equipment	$(393)	$(5,055)	$(2,528)
Deferred state taxes	3,839
Net operating loss	32,957	1,583

Total noncurrent deferred tax assets (liabilities)	$36,403	$(3,472)	$(2,528)

The federal statutory rate is reconciled to the effective tax rate as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2003	2004	2004	2005
			(unaudited)
Federal statutory rate	34.0%	34.0%	34.0%	35.0%
State income taxes-net of federal tax impact	4.0	4.0	4.0
Other-net	(0.2)	(1.6)

Effective tax rate	37.8%	36.4%	38.0%	35.0%

As of December 31, 2004, the Company has approximately $4,200 of federal net operating loss carryforwards. Though the Company is now an S corporation for federal income tax purposes, the net carryforward as of December 31, 2004 has been deemed realizable by the Company and, as such, a no valuation reserve has been recorded against this net carryforward. The federal net operating loss can be utilized in a future year to minimize any built-in gain tax liabilities.

7.    COMMITMENTS AND CONTINGENCIES

Legal Matters—There are no outstanding or pending litigations involving the Company as of December 31, 2003 and 2004.

Rental Obligations—The Company leases certain information technology equipment and services. Rents charged to operating expenses in the accompanying statements of operations amounted to $11,428 and $19,765 in 2003 and 2004, respectively. These amounts include rents under long-term leases.

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE PERIOD FROM MAY 8, 2003 (INCEPTION) TO DECEMBER 31, 2003,

THE YEAR ENDED DECEMBER 31, 2004 AND FOR

THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

The noncancelable long-term rental obligations as of December 31, 2004 are due as follows:

2005	$19,765
2006	9,882

Total minimum lease payments	$29,647

8.    SUBSEQUENT EVENTS

On July 7, 2005, the Company obtained a $350,000 unsecured line of credit from FNB-Salem Bank & Trust for the purchase of fixed assets. The line expires on July 7, 2015, and has an interest rate equal to the prime rate. Currently, the prime rate is at 6.25%. As of August 16, 2005 approximately $100,000 of the line has been utilized.

On September 30, 2005 the Company was acquired by NightHawk Radiology Holdings, Inc. (“NightHawk”), an unrelated party. The total consideration to the stockholders of the Company consists of:

•	394,090 shares of NightHawk common stock issued at the close of the acquisition;

•	Contingent consideration of additional NightHawk common stock that may be issued based upon revenues generated by the Company’s off-hours business during the twelve month period following completion of the acquisition;

•	Contingent consideration of additional NightHawk common stock that may be issued based upon the EBITDA generated by the Company’s hospital business during the twelve month period ending eighteen months following completion of the acquisition.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION OVERVIEW

The following unaudited pro forma condensed combined balance sheet and statements of operations have been prepared to give effect to the acquisition of American Teleradiology Nighthawks, Inc. (ATN) after giving effect to the pro forma adjustments described in the accompanying notes. The acquisition has been accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations.

The unaudited pro forma balance sheet and statements of operations combine the historical financial statements of NightHawk Radiology Holdings, Inc. (NightHawk) and ATN for the year ended December 31, 2004 and the six months ended June 30, 2005 and gives effect to the acquisition, as if it had occurred on January 1, 2004. This pro forma information should be read in conjunction with the consolidated financial statements and related notes of NightHawk for the year ended December 31, 2004 and the six months ended June 30, 2005, and the financial statements and related notes of ATN for the year ended December 31, 2004 and the six months ended June 30, 2005 appearing elsewhere in this prospectus.

Unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not indicative of the results of operations that would have actually been reported had the acquisition occurred at the beginning of the period presented, nor is it necessarily indicative of future results of operations. This unaudited pro forma combined balance sheet and statements of operations are based upon the respective historical financial statements of NightHawk and ATN and does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined company.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2005

	NightHawk Radiology Holdings, Inc.	American Teleradiology Nighthawks, Inc.	Pro Forma Adjustments		Pro Forma Combined	Notes
ASSETS
Current assets:
Cash and cash equivalents	$6,037,642	$260,910	$		$6,298,552
Trade accounts receivable, net	10,008,771	413,726			10,422,497
Prepaids and other current assets	1,106,448	48,558			1,155,006

Total current assets	17,152,861	723,194			17,876,055
Property and equipment, net	3,744,146	179,473			3,923,619
Goodwill	954,788			7,053,762	8,008,550	(1	)(2)
Intangible assets, net	868,751			3,005,769	3,874,520	(1)
Deferred income taxes	237,965				237,965
Other assets, net	129,750				129,750

Total	$23,088,261	$902,667		$10,059,531	$34,050,459

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$3,699,843	$73,485		$138,222	$3,911,550	(4)
Accrued payroll and related benefits	1,650,275	163,484			$1,813,759
Deferred income taxes	40,060				$40,060
Long-term debt, due within one year	3,000,000				$3,000,000
Capital lease obligations, due within one year	3,542				3,542

Total current liabilities	8,393,720	236,969		138,222	8,768,911
Long-term debt	8,250,000				8,250,000
Due to related party		156,132			156,132
Fair value of redeemable preferred stock conversion feature	16,899,998				16,899,998
Deferred income taxes		2,528		1,172,893	1,175,421	(2)
Capital lease obligations	14,553				14,553

Total liabilities	33,558,271	395,629		1,311,115	35,265,015

Commitments and contingencies
Redeemable common stock	7,981,073				7,981,073
Convertible redeemable preferred stock	12,615,518				12,615,518
Stockholders’ equity (deficit):
Common stock—40,000,000 shares authorized; $.001 par value; 19,403,571 shares issued and outstanding at June 30, 2004; pro forma 20,388,793 issued and outstanding	19,404	500		485	20,389	(5)
Additional paid-in capital	6,184,411	79,500		9,919,515	16,183,426	(5)
Retained earnings (deficit)	(37,270,416)	427,038		(1,171,584)	(38,014,962)

Total stockholders’ equity (deficit)	(31,066,601)	507,038		8,748,416	(21,811,147)

Total	$23,088,261	$902,667		$10,059,531	$34,050,459

See accompanying notes to the unaudited pro forma condensed combined financial information.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

	NightHawk Radiology Holdings, Inc. 2004	American Teleradiology Nighthawks, Inc. 2004	Pro Forma Adjustments	Pro Forma Combined	Notes
Service revenue	$39,283,002	$1,559,191	$—	$40,842,193

Operating costs and expenses:
Professional services	15,049,399	645,535	—	15,694,934
Sales, general, and administrative	11,991,386	655,965	—	12,647,351
Depreciation and amortization	528,126	7,368	791,026	1,326,520	(3)

Total operating costs and expenses	27,568,911	1,308,868	791,026	29,668,805

Operating income	11,714,091	250,323	(791,026)	11,173,388

Other income (expense):
Interest expense	(880,671)	—	—	(880,671)
Interest income	40,835	10	—	40,845
Other, net	(28,953)	—	—	(28,953)
Change in fair value of redeemable preferred stock conversion feature	(3,857,500)	—	—	(3,857,500)

Total other income (expense)	(4,726,289)	10	—	(4,726,279)

Income before income taxes	6,987,802	250,333	(791,026)	6,447,109
Income tax expense	3,662,563	91,173	(302,151)	3,451,585	(4)

Net income	3,325,239	159,160	(488,875)	2,995,524
Preferred stock accretion	(764,742)	—	—	(764,742)

Income applicable to common stockholders	$2,560,497	$159,160	$(488,875)	$2,230,782

Earnings per common share:
Basic	$0.08			$0.07
Diluted	$0.08			$0.07
Weighted average of common shares outstanding:
Basic	30,245,546		985,222	31,230,768
Diluted	30,245,546		985,222	31,230,768

See accompanying notes to unaudited pro forma condensed combined financial information.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2005

	NightHawk Radiology Holdings, Inc.	American Teleradiology Nighthawks, Inc.	Pro Forma Adjustments	Pro Forma Combined	Notes
Service revenue	$28,443,923	$1,651,963	$—	$30,095,886

Operating costs and expenses:
Professional services	9,514,299	564,147	—	10,078,446
Sales, general, and administrative	11,600,118	748,168	—	12,348,286
Depreciation and amortization	552,142	2,328	203,205	757,675	(3)

Total operating costs and expenses	21,666,559	1,314,643	203,205	23,184,407

Operating income	6,777,364	337,320	(203,205)	6,911,479

Other income (expense):
Interest expense	(461,424)		—	(461,424)
Interest income	32,131	412	—	32,543
Other, net	(47,495)	—	—	(47,495)
Change in fair value of redeemable preferred stock conversion feature	(11,372,221)	—	—	(11,372,221)

Total other income (expense)	(11,849,009)	412	—	(11,848,597)

Income (loss) before income taxes	(5,071,645)	337,732	(203,205)	(4,937,118)
Income tax expense	2,464,155	—	52,466	2,516,621	(4)

Net income (loss)	(7,535,800)	337,732	(255,671)	(7,453,739)
Preferred stock accretion	(521,053)	—	—	(521,053)

Income (loss) applicable to common stockholders	$(8,056,853)	$337,732	$(255,671)	$(7,974,792)

Earnings (loss) per common share:
Basic	$(0.37)			$(0.35)
Diluted	$(0.37)			$(0.35)
Weighted average of common shares outstanding:
Basic	21,492,857		985,222	22,478,079
Diluted	21,492,857		982,222	22,478,079

See accompanying notes to the unaudited pro forma condensed combined financial information.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

Note 1:    Purchase Price

The unaudited pro forma combined balance sheet as of June 30, 2005 and statements of operations for the year ended December 31, 2004 and for the six months ended June 30, 2005 included herein has been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

On September 30, 2005, the Company acquired American Teleradiology NightHawks, Inc., or ATN. The consideration to the ATN stockholders in connection with the acquisition is based primarily upon the financial performances of ATN’s off-hours teleradiology business and ATN’s hospital business. The Company’s preliminary estimate of total consideration to be paid in connection with the acquisition, after consideration and projections of ATN’s off-hours teleradiology business and hospital business during the earn-out periods, is $10 million. This amount, if earned, will be satisfied entirely through the issuance of shares of the Company’s common stock.

This preliminary estimate is based on the Company’s forecast of a number of factors including, but not limited to, (1) the financial performance and revenue generated by ATN’s off-hours teleradiology business, (2) the financial performance and earnings before interest, taxes, depreciation and amortization generated by ATN’s hospital business, and (3) an estimate of the future fair market value of the Company’s common stock.

Specifically, the consideration to the stockholders of ATN consists of:

•	394,090 shares of Company common stock at the close of the acquisition;

•	contingent consideration of additional shares of Company common stock that may be issued based upon the revenues generated by the off-hours business during the 12 month period following the completion of the acquisition; and

•	contingent consideration of additional shares of Company common stock that may be issued based upon the EBITDA generated by the hospital business during the period from month six to month eighteen following the completion of the acquisition.

The operations of ATN have not yet been integrated into the Company’s operations. The Company intends to integrate the operations of ATN into its operations over the six month period following the closing of the acquisition.

The acquisition of ATN will result in the assets acquired and liabilities assumed being recorded based on their estimated fair values on the acquisition date. The results of operations of ATN will be included in the Company’s consolidated statements of income and cash flows following the date of the acquisition.

NIGHTHAWK RADIOLOGY HOLDINGS, INC. AND

AMERICAN TELERADIOLOGY NIGHTHAWKS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION—(Continued)

The following table presents the estimated allocation of the purchase price to the acquired assets and liabilities. This allocation is preliminary and based on management’s estimate. The Company has engaged the services of an independent valuation specialist to assist in this process. Based on the results of this formal valuation, the actual purchase allocation may be materially different from the preliminary estimates.

Current assets	$723,194
Furniture and equipment	179,473
Intangible assets	4,000,000
Goodwill	7,053,762
Current liabilities assumed	(395,629)
Deferred tax liability	(1,560,800)

Net assets acquired	$10,000,000

The estimated amount allocated to intangible assets was attributed to the following categories:

Customer lists and relationships	$2,846,154
Tradename and trademarks	576,923
Customer contracts	384,615
Noncompete agreements	192,308

$4,000,000

All intangible assets are amortized on a straight-line basis over their expected useful lives.

Note 2:    Unaudited Pro Forma Adjustments

The following adjustments are reflected in the unaudited pro forma condensed combined financial statements to reflect the estimated pro forma impact of the acquisition on the historical combined financial position and operating results of NightHawk and ATN assuming the acquisition had occurred on January 1, 2004.

(1) Preliminary estimate to record the purchase of intangible assets and goodwill associated with the acquisition of ATN.

(2) Record deferred tax liabilities for the preliminary estimate of of basis differences related to intangible assets; as well as the change in deferred tax liabilities for the reversal of a portion of these differences for the period January 1, 2004-June 30, 2005.

(3) Record amortization expense for intangible assets associated with the acquisition.

(4) Record income tax expense for ATN’s income utilizing Nighthawk’s statutory tax rate of 39% for 2004 and 39% for the six months ended June 30, 2005 along with the tax effect of the pro forma adjustment for the additional amortization expense. This pro forma adjustment reflects ATN as a subchapter C corporation for 2004.

(5) The preliminary estimated acquisition value of ATN is $10 million.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee		$10,152
NASD filing fee		9,125
Nasdaq National Market listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for a breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that:

•	The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances in which indemnification is not required by law.

•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains insurance to insure directors and officers against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.    Recent Sales of Unregistered Securities

Since our inception in March 2004, we have issued unregistered securities to a limited number of persons as described below.

1. In March 2004, we issued 20,892,857 shares of common stock to three accredited investors. The consideration for each transaction was the surrender to us of all management units owned and held by each investor in Nighthawk Radiology Services, LLC. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of each of the investors as accredited under Rule 501.

2. In March 2004, we issued 8,125,000 shares of redeemable preferred stock for $1.60 per share and $12 million in subordinated promissory notes to six accredited investors. These transactions were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of each of the investors as accredited under Rule 501.

3. In June 2004, in connection with consulting services, we issued 798,595 shares of common stock to an accredited investor. This transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of the investor as accredited under Rule 501.

4. In November 2004, in connection with consulting services, we issued 1,259,375 shares of common stock to an accredited investor. This transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of the investor as accredited under Rule 501.

5. In November 2004, we issued 600,000 shares of our common stock to an accredited investor. The consideration for this transaction was the surrender to us of all the membership units owned and held by the investor in DayHawk Radiology Services, LLC. This transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D based on the status of the investor as accredited under Rule 501.

6. In September 2005, in connection with our acquisition of American Teleradiology Nighthawks, Inc, we issued 394,090 shares of our common stock to twenty-one investors in exchange for all of the outstanding shares of common stock of American Teleradiology NightHawks, Inc. This transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) and Regulation D.

7. Since our inception, we have issued an aggregate 2,027,658 options to purchase our common stock to employees, directors, and consultants with exercise prices ranging from $1.25 to $7.00 per share. These transactions were exempt from the registration requirements of the Securities Act by virtue of Rule 701.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

Item 16.    Exhibits and Financial Statement Schedules

(a) Exhibits.    The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.

3.2	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.

4.1*	Form of registrant’s common stock certificate.

4.2	Registration Agreement, dated March 31, 2004, between the registrant and certain holders of the registrant’s common stock named therein.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1	Form of Indemnification Agreement to be entered into between the registrant and its directors and officers.

10.2	2004 Stock Plan.

10.3	Form of Stock Option Agreement under the 2004 Stock Plan.

10.4	2005 Equity Incentive Plan, to be in effect upon the completion of this offering.

10.5	Form of Stock Option Agreement under the 2005 Equity Incentive Plan.

10.6	Employment Agreement, dated March 30, 2004, between the registrant and Paul E. Berger, M.D.

10.7	Offer Letter with Christopher R. Huber, dated March 31, 2004.

10.8	Offer Letter with Jon D. Berger, dated March 31, 2004.

10.9	Professional Services Agreement, dated February 1, 2004, between Nighthawk Radiology Services, LLC and Paul E. Berger, M.D.

10.10	Consulting Agreement, dated June 9, 2004, between the registrant and William G. Bradley, M.D.

10.11**	Loan and Security Agreement, dated April 20, 2005, among the registrant, Nighthawk Radiology Services, LLC, NRS Corporation and Comerica Bank.

10.12	First Amendment and Waiver to Loan and Security Agreement, dated August 25, 2005, among the registrant, Nighthawk Radiology Services, LLC, NRS Corporation and Comerica Bank.

10.13	Lease Agreement, dated May 1, 2005, between Nighthawk Radiology Services, LLC and Global Finance & Investment Co., Inc. for property in Coeur d’Alene, Idaho.

10.14	Lease Agreement, dated August 11, 2004, among the registrant, Stanley D. Moore and Judith K. Moore for property in Coeur d’Alene, Idaho.

10.15	Sublease Agreement, dated October 14, 2003, among Nighthawk Radiology Services, LLC, Commonwealth Funds Management Limited and BT Funds Management Limited for property in Sydney, Australia.

Exhibit Number	Description
10.16	Sublease Agreement, dated October 1, 2004, among Nighthawk Radiology Services, LLC, Commonwealth Custodial Services Limited, Commonwealth Funds Management Limited and Investa Properties Limited for property in Sydney, Australia.

10.17	Lease Agreement, dated September 1, 2004, between NightHawk Radiology AG and PSP Real Estate for property in Zurich, Switzerland.

10.18	Lease Agreement, dated February 25, 2004, between Nighthawk Radiology Services, LLC and Demco Wisconsin 5 for property in Milwaukee, Wisconsin.

10.19	Agreement and Plan of Merger and Reorganization, dated September 30, 2005, among the registrant, ATN Merger Sub, Inc. and American Teleradiology Nighthawks, Inc.

21.1	Subsidiaries of the registrant.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Magnuson, McHugh & Company, P.A.

23.3	Consent of Wright, Moore, DeHart, Dupuis & Hutchinson, L.L.C.

23.4	Consent of Deloitte & Touche LLP.

23.5*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-5 to this Form S-1).

*	To be filed by amendment.
**	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act of 1933.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coeur d’Alene, State of Idaho, on this 4th day of October, 2005.

NIGHTHAWK RADIOLOGY HOLDINGS, INC.

By:	/s/ PAUL E. BERGER, M.D.
Paul E. Berger, M.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Paul E. Berger, M.D., Christopher R. Huber and Paul E. Cartee, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PAUL E. BERGER, M.D. Paul E. Berger, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	October 4, 2005

/s/ CHRISTOPHER R. HUBER Christopher R. Huber	Chief Financial Officer, Vice President of Operations and Director (Principal Financial Officer)	October 4, 2005

/s/ JON D. BERGER Jon D. Berger	Vice President, Sales, Marketing and Business Development and Director	October 4, 2005

/s/ DAVID J. BROPHY, PH.D. David J. Brophy, Ph.D.	Director	October 4, 2005

/s/ PETER Y. CHUNG Peter Y. Chung	Director	October 4, 2005

/s/ TIMOTHY M. MAYLEBEN Timothy M. Mayleben	Director	October 4, 2005

/s/ WILLIAM G. BRADLEY, M.D., PH.D. William G. Bradley, M.D., Ph.D.	Director	October 4, 2005

/s/ PETER P. HAUSBACK Peter P. Hausback	Vice President and Chief Accounting Officer (Principal Accounting Officer)	October 4, 2005

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering.
3.2	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.
4.1*	Form of registrant’s common stock certificate.
4.2	Registration Agreement, dated March 31, 2004, between the registrant and certain holders of the registrant’s common stock as named therein.
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1	Form of Indemnification Agreement to be entered into between the registrant and its directors and officers.
10.2	2004 Stock Plan.
10.3	Form of Stock Option Agreement under the 2004 Stock Plan.
10.4	2005 Equity Incentive Plan, to be in effect upon the completion of this offering.
10.5	Form of Stock Option Agreement under the 2005 Equity Incentive Plan.
10.6	Employment Agreement, dated March 30, 2004, between the registrant and Paul E. Berger, M.D.
10.7	Offer Letter with Christopher R. Huber, dated March 31, 2004.
10.8	Offer Letter with Jon D. Berger, dated March 31, 2004.
10.9	Professional Services Agreement, dated February 1, 2004, between Nighthawk Radiology Services, LLC and Paul E. Berger, M.D.
10.10	Consulting Agreement, dated June 9, 2004, between the registrant and William G. Bradley, M.D.
10.11**	Loan and Security Agreement, dated April 20, 2005, among the registrant, Nighthawk Radiology Services, LLC, NRS Corporation and Comerica Bank.
10.12	First Amendment and Waiver to Loan and Security Agreement, dated August 25, 2005, among the registrant, Nighthawk Radiology Services, LLC, NRS Corporation and Comerica Bank.
10.13	Lease Agreement, dated May 1, 2005, between Nighthawk Radiology Services, LLC and Global Finance & Investment Co., Inc. for property in Coeur d’Alene, Idaho.
10.14	Lease Agreement, dated August 11, 2004, among the registrant, Stanley D. Moore and Judith K. Moore for property in Coeur d’Alene, Idaho.
10.15	Sublease Agreement, dated October 14, 2003, among Nighthawk Radiology Services, LLC, Commonwealth Funds Management Limited and BT Funds Management Limited for property in Sydney, Australia.
10.16	Sublease Agreement, dated October 1, 2004, among Nighthawk Radiology Services, LLC, Commonwealth Custodial Services Limited, Commonwealth Funds Management Limited and Investa Properties Limited for property in Sydney, Australia.
10.17	Lease Agreement, dated September 1, 2004, between NightHawk Radiology AG and PSP Real Estate for property in Zurich, Switzerland.
10.18	Lease Agreement, dated February 25, 2004, between Nighthawk Radiology Services, LLC and Demco Wisconsin 5 for property in Milwaukee, Wisconsin.
10.19	Agreement and Plan of Merger and Reorganization, dated September 30, 2005, among the registrant, ATN Merger Sub, Inc. and American Teleradiology Nighthawks, Inc.
21.1	Subsidiaries of the registrant.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Magnuson, McHugh & Company, P.A.
23.3	Consent of Wright, Moore, DeHart, Dupuis & Hutchinson, L.L.C.
23.4	Consent of Deloitte & Touche LLP.
23.5*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1	Power of Attorney (see page II-5 to this Form S-1).

*	To be filed by amendment.
**	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act of 1933.